

ANNUAL
2024
REPORT



SmartBank, celebrated for its progressive and innovative approach to banking, launched its first branch in 2007. Fueled by a vision of strong leadership, forward thinking, and an unwavering commitment to exceptional client service, the bank established a strong foundation. Eighteen years later, this foundation is more robust than ever. SmartBank remains dedicated to **building exceptional value** for its shareholders, associates, clients, and the communities it serves.

Miller Welborn (standing),
Bill Carroll (left)
and Billy Carroll (right)









LETTER TO OUR SHAREHOLDERS

$5.3B	$462M	$419M	$22.85	612
TOTAL ASSETS	LOAN GROWTH	DEPOSIT GROWTH	TANGIBLE BOOK VALUE PER SHARE	TALENTED ASSOCIATES



Our theme for 2024 was "Leverage What We've Built" and we are proud to say we did just that. Over the last several years our Company has grown dramatically to build a foundation in some outstanding Southeastern markets, as well as strong ancillary business lines. The goal now is to capitalize on this work, generating the operating leverage to expand our shareholder return and further enhance what we believe is one of the region's most attractive financial services companies. We are delighted to share our impressive performance and accomplishments for 2024, a year where our Company made great strides in executing on strategic objectives and further increasing value for our shareholders.

FINANCIAL HIGHLIGHTS

At year end, we reported record-breaking total assets of $5.3 billion, driven by a year-over-year net balance loan growth of $462 million, resulting in total loans ending the year at $3.9 billion. This growth was achieved while maintaining excellent credit quality, with nonperforming assets at only 0.19% of total assets, highlighting another strong year in credit performance. Equally notable was our year-over-year deposit growth, which increased by nearly $419 million, reaching $4.6 billion by year-end. The robust growth on both sides of the balance sheet contributed to significant margin expansion, with the fourth quarter 2024 net interest margin closing at 3.24%, an increase of 38 basis points compared to the fourth quarter 2023.

Revenue from Capital Markets, Insurance, Mortgage, Treasury and Wealth boosted earnings, with operating non-interest income rising over 11% year-over-year. Additionally, we invested in new talent and opened three flagship offices in strategic markets. Despite these investments, our annual operating non-interest expense increased by just under 8% year-over-year and our operational efficiency ratios improved steadily. We remain vigilant on expenses but will continue investing in our people and platform for future success.

The cumulative financial successes of 2024 resulted in diluted operating earnings per share of $2.07. Our tangible book value per share at the end of the year was $22.85, representing a 10% increase compared to year-end 2023. Overall, another strong year for our Company with an even brighter financial outlook ahead.

NOTABLE ACHIEVEMENTS

In 2024, SmartBank was recognized as a Top Workplace for the 8th consecutive year and received the Great Place to Work® certification with over 94% of associate affirmation. The expansion efforts included opening flagship branches in Auburn, Birmingham, and Montgomery, Alabama. Additionally, the Bank received the Bauer 5-Star Rating, indicating financial strength and soundness.

The Company surpassed 600 associates in 2024, reflecting efforts to strengthen the team and support operational excellence. Numerous organizational and technology projects were completed throughout the year of which we are very proud. Looking forward, 2025 will see the commencement of several major initiatives, continuing the focus on growth and innovation to fortify our market position and ensure sustained success.

LOOKING AHEAD

As we move forward, we remain focused on leveraging this strong foundation we have built. With changes in the economy and in our industry, our ability to stay nimble while capitalizing on opportunities will provide our stakeholders' tremendous upside. We are very excited about what lies ahead for SmartFinancial. Our entire team is committed to maintaining our trajectory and we thank you for your continued trust and support. Together, we will ensure an even brighter future for our company.

We would like to extend our gratitude to our shareholders, clients, and associates for their unwavering support and dedication. Your contributions have been instrumental in making 2024 an outstanding year, and we look forward to achieving even greater success together.

BILLY CARROLL
President & CEO
SmartFinancial, Inc.

MILLER WELBORN
Chairman of the Board
SmartFinancial, Inc.

BILL CARROLL
Vice Chairman of the Board
SmartFinancial, Inc.



2024 YEAR IN REVIEW

2024

- **Best organic growth** in the Bank's history
- **94%** of our associates voted SmartBank is a **Great Place to Work®** earning the prestigious certification.
- Received **Top Workplace** award for the 8th consecutive year
- SmartBank President and CEO named **Chairman of the Tennessee Bankers Association**
- Opened flagship branches in **Auburn, Birmingham & *Montgomery, Alabama**

- Received **Bauer 5-Star Rating**
- **Expanded lending empowerment to Retail Team**s to better serve our clients
- **Surpassed 600 associates** in 2024, marking a significant milestone in Bank growth and continued to **strengthen our team** with ongoing hiring efforts to support **expansion and operational excellence**

*opened January 2025

BOARD OF DIRECTORS



MILLER WELBORN
SmartFinancial, Inc.
& SmartBank Chairman



TED MILLER
Business Manager
& Partner of
Dolly Parton Productions



BILL CARROLL
SmartFinancial, Inc.
& SmartBank
Vice-Chairman



DAVID OGLE
President and
Co-founder of Five Oaks
Development Group



BILLY CARROLL
SmartFinancial, Inc.
& SmartBank
President & CEO



STEVE TUCKER
Principal in
TriCo Resources &
BTI Real Estate



CATHY ACKERMANN
Chief Executive Officer
of Ackermann Marketing
& Public Relations



DR. KEITH WHALEY
Founder of
Whaley Family Eyecare



VIC BARRETT
Co-founder and Partner
of The Track
Recreation Center



GEOFF WOLPERT
Owner of
The Park Grill and
The Peddler Steakhouse



SmartBank®

SENIOR LEADERSHIP





SmartBank

BILLY CARROLL
President
Chief Executive Officer

BECCA BOYD
Executive Vice President
Chief People Officer

CYNTHIA CAIN
Executive Vice President
Chief Accounting Officer

KELLEY FOWLER
Senior Vice President
Director of Marketing
& Public Relations

RON GORCZYNSKI
Executive Vice President
Chief Financial Officer



MONTY HATCHER CFP®, AAMS®
Executive Vice President
Director of SmartBank
Investment Services



RHETT JORDAN
Executive Vice
President
Chief Credit Officer

TRAVIS LYTLE
Senior Vice President
Director of Community
Development

BRAD PLACE
Senior Vice President
Chief Technology
Officer

MARTIN SCHRODT
Executive Vice President
Chief Banking Officer







NATHAN STRALL
Vice President
Director of Strategy
& Corporate
Development











ROBBIE WASHINGTON
Senior Vice President
CRA Officer & Director
of CRA/HMDA
Reporting





Senior Leadership



MARKETS

MIKE HONEYCUTT
Division President
Tennessee



BRIAN GROESCHELL
Division President
North - Southwest
Alabama



JEFF WILLIAMS
Division President
Florida & South Alabama



DAVID SCOTT
Regional President
Middle Tennessee



LEE SMITH
Alabama Chairman



JOHNNIE WRIGHT
Regional President
Coastal West



Markets
FENTRESS
PUTNAM
MORGAN
KNOX
WILLIAMSON
RUTHERFORD
CUMBERLAND
SEVIER
BLOUNT
COFFEE
HAMILTON
BRADLEY
MADISON
TUSCALOOSA
JEFFERSON
LEE
CLARK
MONTGOMERY
WASHINGTON
HOUSTON
MOBILE
BALDWIN
ESCAMBIA
OKALOOSA
LEON
BAY

42 BRANCHES COVERING TENNESSEE, ALABAMA & FLORIDA



SmartBank®

CULTURE







Culture

SmartBank®

SmartBank
GREAT PLACE TO WORK
BE Smart GiveBACK

Great Place To Work®
Certified
APR 2024-APR 2025
USA
™

In 2024, SmartBank was awarded Great Place To Work® Certification, a recognition award earned by companies that meet specific employee experience benchmarks. It highlights organizations with a positive, engaging workplace culture. **94% of our associates said it's a great place to work** compared to 57% of employees at a typical U.S. based company. This certification gives SmartBank a competitive advantage by providing crucial insight on improving our culture as well as greater brand exposure in the employer market, better recruitment metrics, higher business profitability, improved employee trust.



TOP WORK PLACES
2017-2024
knox news.
PART OF THE USA TODAY NETWORK

Each month a "WOW" Award Winner is chosen based on submissions from peers. At the end of each year, associates vote among the monthly winners to select the overall "WOW" Award winner for the year.





SmartBank WOW AWARD WINNER
SmartBank
8916
November 5, 2024
Lori Reagan
$1,000.00
Congratulations
2024 WOW Winner!

2024 Winner - Lori Reagan

Client Services Representative, Sevierville, TN

Lori (right) is pictured with Sarah Hurst, Client Services Manager

Core Purpose

CREATE
WOW
EXPERIENCES









SMARTBANK
SmartBank

I LOVE MY BANK!

Isaiah117
DEFEND THE CAUSE OF THE FATHERLESS

www.smartbank.com

Core Values

ACT WITH INTEGRITY
BE ENTHUSIASTIC
CREATE POSITIVITY
DEMONSTRATE ACCOUNTABILITY
EMBRACE CHANGE









ENGAGE.

TUSCALOOSA

United Way

INVESTING IN OUR PEOPLE



At SmartBank, we believe in fostering growth, leadership, and connection through dynamic development programs tailored to support our associates at every stage of their careers. We are committed to creating opportunities for growth, learning, and connection, ensuring our associates have the tools and resources to thrive.



SmartLeader
Introductory Leadership Course

This one-day, in-person course equips new and rising supervisors with essential leadership principles rooted in SmartBank's culture, people, and processes. In 2024, 24 emerging leaders participated in this program, strengthening their leadership foundations and preparing for the next step in their careers.



Mentorship Program

Our Mentorship Program pairs selected mentees with experienced mentors for a structured nine-month journey focused on personal and professional growth. This initiative fosters meaningful relationships, encourages skill-building, and provides valuable career guidance.



Mentorship class of 2024



Level Up

Current supervisors seeking to elevate their leadership capabilities engage in Level Up, a year-long program designed to enhance their skills through a small cohort learning model. Participants benefit from 12 monthly facilitator-led sessions, supplemented by self-paced e-learning content, ensuring continuous development.



Internal Podcast

Hosted by our Learning & Development team, this internal podcast celebrates our associates through three engaging segments: *Seconds, Stories & Simplicity*. It provides a platform to share experiences, insights, and lessons that inspire and connect our team members across the bank.



Book Club

Our corporate book club brings associates together virtually once a month to discuss books that align with our culture and values. Led by a facilitator, this initiative encourages thoughtful discussions, personal development, and a sense of community among our associates.



Retail Learning Journeys



To strengthen career growth for our frontline teams, we introduced Retail Learning Journeys, a structured development path for retail associates. This program begins with a three-day foundational course designed to equip new hires with essential process and procedure knowledge. Associates then follow a 90-day training journey, ensuring they have the skills, confidence, and career pathway to excel in their roles and assist our clients effectively.

2024 Internship Program

Our interns aren't just interns; they're trailblazers in the making, bringing fresh perspectives and impactful contributions to our team. With their passion, drive, and innovative spirit, they elevate our workplace culture and inspire excellence.

     

EMMA CABAGE
Finance
University of Alabama

WILL COOPER
Finance
University of Miami

HARRIS CRAVENS
Insurance
Sewanee: The University of the South

SARAH DEBAAR
Marketing
University of Tennessee, Chattanooga

CADEN FRITZ
Finance
Queens University of Charlotte

EVAN HARPER
Internal Communications
University of Tennessee, Knoxville

MICHAEL HARRIS
Human Resources
University of Tennessee, Knoxville

DERICK KING
Information Technology
Western Governor's University

       

NOAH KROKOWSKI
Client Services
University of Tennessee, Knoxville

JOSEPH NOLAN
Branch Operations
University of Tennessee, Knoxville

CAMI PEAVY
Deposit Operations
University of Southern Mississippi

RHETT PIERCE
Compliance
Covenant College

JEB SALTER
Core Banking
University of Georgia

GAGE SWANSON
Marketing
Carson-Newman University

BRETT VANN
Loan Administration
Troy University

ANDER YOUNGBLOOD
Risk Management
University of Georgia

MEMORABLE MOMENTS



CORPORATE SOCIAL RESPONSIBILITY

SmartBank's commitment to Corporate Social Responsibility is fundamental to our business philosophy. Through various initiatives and partnerships, SmartBank actively engages in community development, environmental sustainability and financial literacy outreach programs. By prioritizing responsible and conscientious business practices, we will foster a more sustainable and equitable future for all stakeholders making a positive impact beyond financial gains.

Maintained a portfolio of Community Development (CRA-eligible) investments totaling **$36,000,000** spanning the entirety of our footprint.



Over the past 10 years, Rebuilding Together Knoxville, in partnership with SmartBank as their FHLB sponsor, has helped over 64 deserving homeowners totaling **$553,803.**



DISASTER READINESS & **RECOVERY**

Funded 3rd installment of **$20,000** of $100,000 commitment to Saban Center



849 small business loans totaling **$193,298,842**

and

15 small farm loans totaling **$3,028,722**

$5,000 donation to UT Community health equity initiative to help improve access to care and address health disparities



Over 3,500 volunteer hours including **1950 hours** of CRA-eligible service



$16,500 in donations to support Habitat for Humanity projects

$33,000 in donations to area food banks, homeless shelters and other ministries that serve low- and moderate-income communities



Donations totaling over
$214,901
to community organizations and causes that benefit low-moderate income individuals and geographies in the Bank's assessment areas



MOUNTAIN
W A Y S

Partnering with Mountainwaystn.org, SmartBank donated
$10,000
to victims of Hurricane Helene, aiding moderate-income communities in East Tennessee.

SmartBank partnered with Second Harvest Food Bank of East Tennessee to collection donations for Hunger Action Month. With the help of associates and the communities, SmartBank donated over 2,727 pounds of nutrient-dense foods which equates to more than **2,677** meals for homes throughout East Tennessee.



SmartBank partnered with Maryville Housing Development Corporation as their sponsor for a
$600,000
award from the FHLB's Affordable Housing Program.

$116,600,567 in community development loans qualifying for CRA credit



18 YEARS OF SMART BANKING

2007-2012

In **2007,** SmartBank opened its doors to its first branch and corporate office in Pigeon Forge, TN. Within the next year, SmartBank also opened branches in Sevierville and Gatlinburg, TN. In **2009,** SmartBank expanded into Knoxville, TN with its fourth branch. The next year SmartFinancial, Inc. was formed as SmartBank's parent company. By **2011**, and only five years into this journey, SmartBank was able to organically grow its assets to over $325 million. In **2012**, SmartBank completed its first acquisition and expanded its footprint by adding branches in the Florida Panhandle.









2013-2018

While continuing to scale markets in Knoxville, TN and Panama City, FL, SmartBank expanded into the Chattanooga, TN area through its **2014** announcement to merge with Chattanooga-based Cornerstone Community Bank and to operate under SmartFinancial, Inc. The combined company was fully integrated in **2016.** In **2015,** SmartFinancial Inc. announced trading on the NASDAQ Capital Market under ticker symbol: SMBK. By **2016,** SmartBank reached a tremendous milestone and became a $1 billion company. In **2017,** SmartBank expanded into Cleveland, TN, and went on to acquire Tuscaloosa, AL-based Capstone Bank, Tullahoma, TN-based Southern Community Bank and Maryville, TN-based Foothills Bank and Trust within two and a half years.

2019-2024

The growth didn't slow there - in **2019,** SmartBank was named to Fortune's annual 100 Fastest-Growing Companies List. In **2020,** SmartBank continued its growth into Middle Tennessee with the acquisition of Progressive Savings Bank. **2021** was a year unlike any other. SmartBank opened new branches in Montgomery, Dothan, and Auburn, AL and added a new dynamic Wealth Management team to our Mobile, AL market. Additionally, SmartBank acquired Sevier County Bank, further scaling presence in one of its strongest markets, and also added an equipment financing division through the acquisition of Fountain Equipment Finance. In **2022,** SmartBank opened full-service branches in Birmingham, AL and Franklin, TN, launched SmartBank Private Banking Division, and was awarded Top Workplace designation for the sixth year in a row. Rains Insurance, a subsidiary of SmartBank, acquired Chattanooga, TN-based Sunbelt Insurance, and was later rebranded to SBK Insurance. In **2023,** SmartFinancial, Inc. announced it's first day of trading on the New York Stock Exchange under ticker symbol SMBK. SmartBank opened a full-service branch in Tallahassee, added a Chief Banking Officer to the Executive Team, was ranked 36th among Top 50 Large Community Banks by S&P Global Market Intelligence, and was named a Top Workplace for the 7th year in a row by its own associates. The year **2024** brought about brand-new flagship locations in Auburn, Birmingham and Montgomery (opened January 2025) and a consistent approach to our intentional culture earned SmartBank the prestigious Great Place to Work® certification.



2024 BILL CARROLL LEGACY AWARD

This award was established in great honor of Mr. Carroll in 2021, and is given to those who exhibit his integrity, dedication, entrepreneurial spirit and business acuity.



Robert Kuhn *Regional President (Alabama)*

Robert became an integral part of the SmartBank family through the acquisition of Capstone Bank in 2017, leading his team as Regional President in Alabama with unwavering dedication and compassion until his retirement this past May. A true example of servant leadership, Robert always put his team and community first, guiding with humility and a genuine commitment to the success of others. He is a testament to what SmartBank's culture embodies, proudly carrying the torch and upholding the values and characteristics we all strive for, both personally and professionally. His leadership has left a lasting impact, and his legacy will continue to inspire us for years to come.

"What a joy to celebrate a remarkable individual whose leadership has touched not just numbers, but hearts," said Chairman, Miller Welborn. "Robert has shown what true dedication looks like, leading his region with unwavering passion and inspiring all those around them. His commitment to excellence is matched only by the care he has shown for each person he has worked with. It's this heart and spirit, that has earned him this noble recognition of the Bill Carroll Legacy Banker Award." - Miller Welborn



Bobby Castle *Area President (Tennessee)*

Bobby has been a true pillar in the banking community, serving with unwavering dedication and passion for many years. His devotion to both his community and his fellow associates has been evident in everything he does, inspiring those around him with his commitment to excellence and care. Bobby's leadership goes beyond his role; it's about making a lasting impact and creating meaningful connections that strengthen the fabric of both the bank and the people he serves.

"Bobby is a true cornerstone of our company whose dedication and commitment have shaped our home market for the past 18 years," said Billy Carroll, President and CEO. "As a founding associate, he has been a steady presence with unwavering integrity and passion. His service has not only left an indelible mark on our success, but it has also set a standard of excellence for all who follow. This Legacy Award is a testament to the incredible impact he's made, and we are deeply grateful for his more than 40 years of service in the banking community. As Bobby steps into retirement, we celebrate not just his achievements, but the lasting legacy he leaves behind." - Billy Carroll

FINANCIAL HIGHLIGHTS

$5.3B | Record high total assets consisting of net loans of $3.9 billion, and deposits of $4.6 billion

$462M | Year-over-year net balance loan growth

+8% | Compound annualized tangible book value per share[1] growth over the last 5 years

$2.07 | Diluted operating earnings per share, bolstered by 12% year over year increase in operating noninterest income

0.19% | Nonperforming assets to total assets – another outstanding year of credit quality

[1] Excluding the impacts of accumulated other comprehensive income

2024 FINANCIAL SUMMARY

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION The following selected historical consolidated financial data as of and for the years ended December 31, 2024 and 2023 is derived from the audited consolidated financial statements of the company. (Amounts are in thousands, except ratios, per share data.)

	YEARS ENDED DECEMBER 31,	
	2024	**2023**
SUMMARY OF OPERATIONS		
Total interest income	$251,119	$218,043
Total interest expense	113,769	87,963
Net interest income	137,350	130,080
Provision for loan losses	5,153	3,029
Net interest income after provision for loan losses	132,197	127,051
Non-interest income	34,152	22,325
Non-interest expense	120,890	113,150
Income before income taxes	45,459	36,226
Income tax expense	9,318	7,633
Consolidated net income	36,141	$ 28,593
SHARE AND PER COMMON SHARE DATA:		
Basic earnings per share	$ 2.16	$ 1.70
Diluted earnings per share	2.14	1.69
Common equity per common share outstanding	29.04	27.07
Tangible book value per share	22.85	20.76
Dividends per common share	0.32	0.32
Actual common shares outstanding	16,926	16,989
Weighted average common shares outstanding	16,769	16,805
Diluted weighted average common shares outstanding	16,875	16,911



	YEARS ENDED DECEMBER 31,	
	2024	2023
BALANCE SHEET DATA:		
Average total assets	$ 4,939,586	$ 4,756,276
Average gross loans, net of deferred loan fees	3,607,558	3,334,523
Average interest-earning assets	4,551,319	4,385,840
Average deposits	4,353,846	4,207,385
Average interest-bearing deposits	3,469,923	3,249,307
Average interest-bearing liabilities	3,532,286	3,309,186
Average total shareholders' equity	473,888	442,960
SELECTED FINANCIAL RATIOS:		
Return on average assets	0.73%	0.60%
Return on average equity	7.63%	6.45%
Average equity to average total assets	9.59%	9.31%
Efficiency ratio	70.49%	74.24%
Net interest margin[1]	3.04%	2.97%
Net interest spread[2]	2.32%	2.32%
CAPITAL RATIOS:[3]		
Total Capital (to Risk-Weighted Assets)	11.30%	12.02%
Tier 1 Capital (to Risk-Weighted Assets)	10.51%	11.26%
Common Equity Tier 1 Capital (to Risk-Weighted Assets)	10.51%	11.26%
Tier 1 Capital (to Average Assets)	8.94%	9.18%
ASSET QUALITY RATIOS:		
Net (charge-offs) to average loans	(0.08%)	(0.02%)
Allowance to period end loans	0.96%	1.02%
Allowance for loan losses to non-performing loans	475.39%	432.86%
Non-performing assets to total assets	0.19%	0.20%
OTHER DATA:		
Branches	42	42
Total Associates	612	585

TABLE ASSUMPTIONS

[1] Net interest margin is the result of net interest income calculated on a tax-equivalent basis divided by average interest earning assets for the period.
[2] Net interest spread is calculated as the yields realized on interest-bearing assets less the rates paid on interest-bearing liabilities.
[3] For SmartBank.

MISSION

We **BUILD EXCEPTIONAL VALUE** for our **Shareholders** by managing growth and maximizing profitability, return on investment, stock value, dividends, and liquidity.

We **BUILD EXCEPTIONAL VALUE** for our **Associates** by fostering a more fulfilling environment that respects individual needs, establishes high expectations and recognizes achievement.

We **BUILD EXCEPTIONAL VALUE** for our **Clients** by demonstrating incomparable care for their needs and increasing their financial wealth.

We **BUILD EXCEPTIONAL VALUE** in our **Communities** by providing lasting solutions to their problems and protecting their greatest assets.

We've achieved this through the integrity and innovation of our Associates and Directors –

it's *The SmartBank Way*

VISION

Our vision is to build exceptional value for our brand and for our Shareholders, Associates, Clients, and Communities by delivering more than they think possible.

The SmartBank Way

INVESTOR RELATIONS

SMARTFINANCIAL, INC. ANNUAL SHAREHOLDERS' MEETING

Thursday, May 22, 2025 at 2:30 pm
SmartBank - Bearden
5401 Kingston Pike, #600
Knoxville, TN 37919
Meeting contact:
Frank Hughes (frank.hughes@smartbank.com)
Nathan Strall (nathan.strall@smartbank.com)

ELECTRONIC VOTING

To vote electronically, please go to www.smartfinancialinc.com.
You may also download a copy of the 2024 SmartFinancial, Inc. Annual Report.

INVESTOR RELATIONS CONTACT

Nathan Strall, *Vice President*
Director of Strategy & Corporate Development
5401 Kingston Pike, Suite 600
Knoxville, TN 37919
865.868.2604
nathan.strall@smartbank.com

STOCK TRANSFER AGENT INFO

Equiniti Trust Company, LLC
48 Wall Street, Floor 23 | New York, NY 10005
800.401.1957

ANALYST COVERAGE

Keefe, Bruyette & Woods, Inc.
Raymond James & Associates
Hovde Group
Stephens Inc.
Piper Sandler Companies
Janney Montgomery Scott LLC

SMARTFINANCIAL, INC.

5401 Kingston Pike, #600
Knoxville, TN 37919
866.290.2554

STOCK SYMBOL

New York Stock Exchange: SMBK

www.smartbank.com



Member FDIC   EQUAL HOUSING LENDER

Forward-Looking Statements

This presentation may contain statements that are based on management's current estimates or expectations of future events or future results, and that may be deemed to constitute forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. These statements on SmartFinancial Inc.'s ("SmartFinancial") business and financial results and conditions, are not historical in nature and can generally be identified by such words as "expect," "anticipate," "intend," "plan," "believe," "seek," "may," "estimate," and similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results of SmartFinancial to differ materially from future results expressed or implied by such forward-looking statements. Such risks, uncertainties, and other factors include, among others,

(1) risks associated with our growth strategy, including a failure to implement our growth plans or an inability to manage our growth effectively;
(2) claims and litigation arising from our business activities and from the companies we acquire, which may relate to contractual issues, environmental laws, fiduciary responsibility, and other matters;
(3) general risks related to our merger and acquisition activity, including risks associated with our pursuit of future acquisitions;
(4) changes in management's plans for the future;
(5) prevailing, or changes in, economic or political conditions (including those resulting from the new U.S. administration and Congress), particularly in our market areas, including the effects of declines in the real estate market, high unemployment rates, inflationary pressures, elevated interest rates and slowdowns in economic growth, as well as the financial stress on borrowers as a result of the foregoing;
(6) our ability to anticipate interest rate changes and manage interest rate risk (including the impact of higher interest rates on macroeconomic conditions, competition, and the cost of doing business and the impact of interest rate fluctuations on our financial projections, models and guidance);
(7) increased technology and cybersecurity risks, including generative artificial intelligence risks;
(8) credit risk associated with our lending activities;
(9) changes in loan demand, real estate values, or competition;
(10) developments in our mortgage banking business, including loan modifications, general demand, and the effects of judicial or regulatory requirements or guidance;
(11) changes in accounting principles, policies, or guidelines;
(12) changes in applicable laws, rules, or regulations;
(13) adverse results from current or future litigation, regulatory examinations or other legal and/or regulatory actions;
(14) potential impacts of any adverse developments in the banking industry, including the impacts on customer confidence, deposit outflows, liquidity and the regulatory response thereto;
(15) significant turbulence or a disruption in the capital or financial markets and the effect of a fall in stock market prices on our investment securities;
(16) the effects of war or other conflicts including the impacts related to or resulting from Russia's military action in Ukraine or the conflict in Israel and surrounding areas; and
(17) other general competitive, economic, political, and market factors, including those affecting our business, operations, pricing, products, or services.

These and other factors that could cause results to differ materially from those described in the forward-looking statements can be found in SmartFinancial's most recent annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with or furnished to the Securities and Exchange Commission (the "SEC") and available on the SEC's website (www.sec.gov). Undue reliance should not be placed on forward-looking statements. SmartFinancial disclaims any obligation to update or revise any forward-looking statements contained in this presentation, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

Statements included in this presentation include measures not recognized under U.S. generally accepted accounting principles ("GAAP") and therefore are considered Non-GAAP financial measures ("Non-GAAP") and should be read along with the accompanying tables, which provide a reconciliation of Non-GAAP financial measures to GAAP financial measures. SmartFinancial management uses several Non-GAAP financial measures and ratios derived therefrom in its analysis of the Company's performance, including:

(i) Operating earnings
(ii) Operating revenue
(iii) Operating pre-provision net revenue ("PPNR") earnings
(iv) Operating noninterest income
(v) Operating noninterest expense
(vi) Operating efficiency ratio
(vii) Tangible common equity
(viii) Tangible common equity (excluding Accumulated Other Comprehensive income ("AOCI"))
(ix) Average tangible common equity
(x) Tangible book value per common share
(xi) Tangible book value per common share (excluding AOCI)
(xii) Tangible assets

Operating earnings, operating revenue, operating PPNR earnings, operating noninterest income and operating noninterest expense exclude non-operating related income and expense items from net income, noninterest income and noninterest expense, respectively. Operating efficiency ratio is the quotient of operating noninterest expense divided by the sum of net interest income adjusted for taxable equivalent yields plus operating noninterest income. Tangible common equity and average tangible common equity excludes goodwill and other intangible assets from shareholders' equity and average shareholders' equity, respectively. Tangible common equity (excluding AOCI) excludes goodwill and other intangible assets from shareholders' equity and accumulated other comprehensive income. Tangible book value per common share is tangible common equity divided by common shares outstanding. Tangible book value per common share (excluding AOCI) is tangible common equity (excluding AOCI) divided by common shares outstanding. Tangible assets excludes goodwill and other intangibles from total assets. A detailed reconciliation of these items and the ratios derived therefrom is available in the Non-GAAP reconciliations.

Management believes that Non-GAAP financial measures provide additional useful information that allows investors to evaluate the ongoing performance of the company and provide meaningful comparisons to its peers. Management also believes these Non-GAAP financial measures enhance investors' ability to compare period-to-period financial results and allow investors and company management to view our operating results excluding the impact of items that are not reflective of the underlying operating performance.

Non-GAAP financial measures should not be considered as an alternative to any measure of performance or financial condition as promulgated under GAAP, and investors should consider SmartFinancial's performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of the company. Non-GAAP financial measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the results or financial condition as reported under GAAP.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from _____ to _____

Commission File Number: 001-37661



(Exact name of registrant as specified in its charter)

Tennessee	**62-1173944**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
5401 Kingston Pike, Suite 600	
Knoxville, Tennessee	**37919**
(Address of principal executive offices)	**(Zip Code)**

(865) 437-5700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of Exchange on which Registered
Common Stock, par value $1.00 per share	SMBK	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $1.00 Par Value

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging Growth Company ☐

If emerging growth company, indicate by check market if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

As of June 30, 2024, the aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates was approximately $369.8 million. As of March 10, 2025, there were 17,018,018 shares outstanding of the registrant's common stock, $1.00 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on May 22, 2025, are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

SmartFinancial, Inc. ("SmartFinancial" or the "Company") may, from time to time, make written or oral statements, including statements contained in this report and information incorporated by reference herein (including, without limitation, certain statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7), that constitute forward-looking statements within the meaning of Section 27A of the Securities Act, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements are based on assumptions and estimates and are not guarantees of future performance. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words (and their derivatives), such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecast," and the like, the negatives of such expressions, or the use of the future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of a current condition. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, financial condition, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to:

- general economic and business conditions in our local markets (particularly Tennessee), including conditions affecting employment levels, interest rates, inflation, supply chains, the threat of recession, volatile equity capital markets, property and casualty insurance costs, collateral values, customer income, creditworthiness and confidence, spending and savings that may affect customer bankruptcies, defaults, charge-offs and deposit activity; and the impact of the foregoing on customer and client behavior (including the velocity and levels of deposit withdrawals and loan repayment);
- the risks of changes in interest rates on the level and composition of deposits (as well as the cost of, and competition for, deposits), loan demand, liquidity and the values of loan collateral, securities and market fluctuations, and interest rate sensitive assets and liabilities;
- the possibility that our asset quality would decline or that we experience greater loan losses than anticipated;
- the impact of liquidity needs on our results of operations and financial condition;
- competition from financial institutions and other financial service providers;
- adverse developments in the banking industry highlighted by high-profile bank failures such as those in 2023, and the impact of such developments on customer confidence, liquidity and regulatory responses to such developments (including increases in the cost of our deposit insurance assessments and increased regulatory scrutiny), our ability to effectively manage our liquidity risk and any growth plans and the availability of capital and funding;
- the impact of recent or proposed changes in fiscal, monetary and economic policy, laws, and regulations, or the interpretation or application thereof, and the uncertainty of future implementation and enforcement of these policies and regulations, including persistent inflationary pressures, potential interest rate fluctuations, and potential changes to government policies related to immigration, trade, and government spending;
- weakness in the real estate market, including the secondary residential mortgage market, which can affect, among other things, the value of collateral securing mortgage loans, mortgage loan originations and delinquencies, profits on sales of mortgage loans, and the value of mortgage servicing rights;
- risks associated with our growth strategy, including a failure to implement our growth plans or an inability to manage our growth effectively;
- claims and litigation arising from our business activities and from the companies we acquire, which may relate to contractual issues, environmental laws, fiduciary responsibility, and other matters;
- the risks of mergers, acquisitions and divestitures, including our ability to continue to identify acquisition targets, successfully acquire and integrate desirable financial institutions and realize expected revenues and revenue synergies;
- our ability to identify and address cybersecurity risks, such as cyber-attacks, computer viruses or other malware that may breach the security of our websites or other systems we operate or rely upon for services to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage our systems and negatively impact our operations and our reputation in the market;

- results of examinations by our primary regulators, the Tennessee Department of Financial Institutions (the "TDFI"), the Board of Governors of the Federal Reserve System (the "Federal Reserve"), and other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our allowance for credit losses, write-down assets, require us to reimburse customers, change the way we do business, or limit or eliminate certain other banking activities;
- government intervention in the U.S. financial system and the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve, other legislative, tax and regulatory changes that impact the money supply and inflation, the imposition of tariffs and retaliatory responses, and the possibility that the U.S. could default on its debt obligations;
- our inability to pay dividends at current levels, or at all, because of inadequate future earnings, regulatory restrictions or limitations, and changes in the composition of qualifying regulatory capital and minimum capital requirements;
- the relatively greater credit risk of commercial real estate loans and construction and land development loans in our loan portfolio;
- our ability to maintain expenses in line with current projections;
- unanticipated credit deterioration in our loan portfolio or higher than expected loan losses within one or more segments of our loan portfolio;
- unexpected significant declines in the loan portfolio due to the lack of economic expansion, increased competition, large prepayments, changes in regulatory lending guidance or other factors;
- unanticipated loan delinquencies, loss of collateral, decreased service revenues, and other potential negative effects on our business caused by severe weather, natural disasters, acts of war or terrorism and other external events;
- changes in expected income tax expense or tax rates, including changes resulting from revisions in tax laws, regulations and case law;
- our ability to retain the services of key personnel;
- a deterioration of the credit rating for U.S. long-term sovereign debt, actions that the U.S. government may take to avoid exceeding the debt ceiling, and uncertainties surrounding the debt ceiling and the federal budget;
- political instability, acts of God, or of war or terrorism, natural disasters, including in the Company's footprint, health emergencies, epidemics or pandemics, or other catastrophic events that may affect general economic conditions;
- risks related to corporate responsibility strategies and initiatives, the scope and pace of which could alter our reputation and shareholder, associate, customer and third-party affiliations; and
- the impact of Tennessee's anti-takeover statutes and certain of our charter provisions on potential acquisitions of us.

For a more detailed discussion of some of the risk factors, see the section entitled "Risk Factors" below. We do not intend to update any factors, except as required by Securities and Exchange Commission ("SEC') rules, or to publicly announce revisions to any of our forward-looking statements. Any forward-looking statement speaks only as of the date that such statement was made. You should consider any forward looking statements in light of this explanation, and we caution you about relying on forward-looking statements.

PART I

ITEM 1. BUSINESS

OVERVIEW

SmartFinancial, Inc. ("SmartFinancial" or the "Company") was incorporated on September 19, 1983, under the laws of the State of Tennessee. SmartFinancial is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. In this Report on Form 10-K, the words "SmartFinancial," "the Company," "we," "us," and "our" refer to SmartFinancial, Inc. together with SmartBank and SmartBank's wholly-owned subsidiaries, except where the context requires otherwise.

The Company makes our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available free of charge on our website at **www.smartbank.com** as soon as reasonably practicable after we electronically file such material with the SEC. These reports are also available without charge on the SEC's website at **www.sec.gov**.

The primary activity of SmartFinancial is the ownership and operation of SmartBank (the "Bank"). As a bank holding company, SmartFinancial intends to facilitate SmartBank's ability to provide financial services to its customers. The holding company structure also provides flexibility for expansion through the possible acquisition of other financial institutions and the provision of additional banking-related services, as well as certain non-banking services, which a traditional commercial bank may not provide under present laws.

SmartBank

SmartBank is a Tennessee-chartered commercial bank established in 2007 with its principal office in Pigeon Forge, Tennessee. The principal business of the Bank consists of attracting deposits from the general public and investing those funds, together with funds generated from operations and from principal and interest payments on loans, primarily in commercial loans, commercial and residential real estate loans, leases, consumer loans and residential and commercial construction loans. Funds not invested in the loan and lease portfolio are invested by the Bank primarily in obligations of the U.S. Government, U.S. Government agencies, and various states and their political subdivisions. In addition to deposits, sources of funds for the Bank's loans and leases and other investments include amortization and prepayment of loans and leases, sales of loans and leases or participations of loans, sales of its investment securities and borrowings from other financial institutions. The principal sources of income for the Bank are interest and fees collected on loans and leases, fees collected on deposit accounts and interest and dividends collected on other investments. The principal expenses of the Bank are interest paid on deposits, provision for credit losses, employee compensation and benefits, office expenses and other overhead expenses. As of March 1, 2025, SmartBank has 42 full-service bank branches in select markets in East and Middle Tennessee, Alabama and Florida. In addition to our banking services, our wholly owned subsidiary Fountain Equipment Finance, LLC, offers loans and leases for heavy equipment, semis, and trailers to small and medium sized businesses throughout the Southeast, and maintains offices offering such services in Knoxville, Atlanta, Charlotte, Memphis, Nashville, and Birmingham, and we offer insurance products through SBK Insurance, Inc., within our full-service branches.

Merger and Acquisition Strategy

Our strategic plan involves growing a high performing community bank through organic loan and lease and deposit growth, as well as disciplined merger and acquisition activity. We are continually evaluating business combination and purchase opportunities and may conduct due diligence activities in connection with these opportunities. As a result, business combination or purchase discussions and, in some cases, negotiations, may take place, and transactions involving cash, debt or equity securities could be expected. Any future business combinations or purchases or series of business combinations or purchases that we might undertake may be material in terms of assets acquired, liabilities assumed, or equity issued.

Banking Services

Lending Activities

General: The Company maintains a diversified loan portfolio by providing a broad range of commercial and retail lending services to business entities and individuals. We provide commercial business loans, commercial and residential real estate construction and mortgage loans, agriculture loans, leases, consumer loans, revolving lines of credit and letters of credit. The Company also originates one to four family residential mortgage loans and occasionally enters into a commitment to sell these loans in the secondary market.

At December 31, 2024, our net loan and lease portfolio totaled approximately $3.9 billion, representing approximately 73% of our total assets. For additional discussion of our loan portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Loan and Lease Portfolio Composition."

Commercial Real Estate – Non-Owner Occupied: Commercial real estate loans for income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers are repaid from rent income derived from the properties. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Commercial Real Estate - Owner Occupied: Commercial real estate loans to operating businesses are long-term financing of land and buildings where the owner occupies the property. These loans are repaid by cash flow generated from the business operation.

Consumer Real Estate: Consumer real estate loans include real estate loans secured by first liens, second liens, or open end real estate loans, such as home equity lines. These are repaid by various means such as a borrower's income, sale of the property, or rental income derived from the property. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Construction and Land Development: Loans for real estate construction and development are repaid through cash flow related to the operations, sale, or refinance of the underlying property. This portfolio segment includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Commercial and Industrial: The commercial and industrial loan portfolio segment includes commercial and financial loans and leases. These loans include those loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or expansion projects. Loans are repaid by business cash flows. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the customers' business operations.

Leases: The lease portfolio segment includes leases to small and mid-size companies for equipment financing leases. These leases are secured by a secured interest in the equipment being leased.

Consumer and Other: The consumer loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans, and educational loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures.

Credit Risk Management

The Company employs a credit risk management process with defined policies, accountability and routine reporting to manage credit risk in the loan and lease portfolio segments. Credit risk management is guided by credit policies that provide for a consistent and prudent approach to underwriting and approvals of credits. Within the Credit Policy, procedures exist that elevate the approval requirements as credits become larger and more complex. All loans and leases are individually underwritten, risk-rated, approved, and monitored.

Responsibility and accountability for adherence to underwriting policies and accurate risk ratings lies in each portfolio segment. For the consumer real estate and consumer and other portfolio segments, the risk management process focuses on managing customers who become delinquent in their payments. For the other portfolio segments, the risk management process focuses on underwriting new business and, on an ongoing basis, monitoring the credit of the portfolios, including a third party review of the largest credits on an annual basis or more frequently, as needed. To ensure problem credits are identified on a timely basis, several specific portfolio reviews occur periodically to assess the larger adversely rated credits for proper risk rating and accrual status.

Credit quality and trends in the loan and lease portfolio segments are measured and monitored regularly. Detailed reports, by product, collateral, accrual status, etc., are reviewed by Director and Management Loan Committees.

Investment Activities

Our investment policy is designed to provide income from funds not needed to meet loan demand in a manner consistent with appropriate liquidity and risk management objectives. Under this policy, our Company may invest in federal, state and municipal obligations, corporate obligations, public housing authority bonds and securities issued by Government-Sponsored Enterprises ("GSEs"). Investments in our portfolio must satisfy certain quality criteria. Our Company's investments purchases should be "investment-grade" as determined by a nationally recognized investment rating service. Investment securities, where the Company has determined a certain level of credit risk, are periodically reviewed to determine the financial condition of the issuer and to support the Company's decision to continue holding the security. Traditionally, the Company has purchased and held investment securities with very high levels of credit quality, favoring investments backed by direct or indirect guarantees of the U.S. government.

Our investment policy permits our Company to sell securities to improve the quality of yields or marketability or to realign the composition of the portfolio.

Our investment committee implements the investment policy and portfolio strategies and monitors the portfolio. Reports on all purchases, sales, net profits or losses and market appreciation or depreciation of the bond portfolio are reviewed by our Asset Liability Committee ("ALCO") each quarter. The written investment policy is reviewed annually by the Company's ALCO of the Board and updated as needed.

The Company's securities are held in safekeeping accounts at approved correspondent banks.

Deposits

The Company provides a full range of deposit accounts and services to both retail and commercial customers. These deposit accounts have a variety of interest rates and terms and consist of interest-bearing and noninterest-bearing accounts, including commercial and retail checking accounts, regular interest-bearing savings accounts, money market accounts, individual retirement accounts and certificates of deposit. Our Bank obtains most of its deposits from individuals and businesses in its market areas. Additionally, the bank has the ability to provide insured deposit accounts above the FDIC threshold through either an Insured Cash Sweep ("ICS") or a Certificate of Deposit Account Registry Service ("CDARS") program.

Brokered deposits are deposits obtained by utilizing an outside broker that is paid a fee. The Bank utilizes brokered deposits to accomplish several purposes, such as (i) acquiring a certain maturity and dollar amount without repricing the Bank's current customers which could increase or decrease the overall cost of deposits and (ii) acquiring certain maturities and dollar amounts to help manage interest rate risk.

Other Funding Sources

The Federal Home Loan Bank ("FHLB") allows the Company to obtain advances through its credit program. These advances are secured by securities owned by the Company and held in safekeeping by the FHLB, FHLB stock owned by the Company and certain qualifying loans secured by real estate, including residential mortgage loans, home equity lines of credit and commercial real estate loans. The Company maintains credit arrangements with various other financial institutions to purchase federal funds. Additionally, the Company participates in the Federal Reserve discount window borrowings program.

The Company also enters into repurchase agreements and these are treated as short-term borrowings.

Investment and Insurance Services

The Bank contracts with Raymond James Financial Services, Inc. ("RJFS"), a registered broker-dealer and investment adviser, to offer and sell various securities and other financial products to the public through associates who are employed by both the Bank and RJFS. RJFS is a subsidiary of Raymond James Financial, Inc.

The Bank offers, through RJFS, non-FDIC insured investment products to help clients achieve their financial objectives within their risk tolerances. The brokerage and investment advisory program offered by RJFS complements the Bank's general banking business and further supports its business philosophy and strategy of delivering to our clients a comprehensive array of products and services that meet their financial needs. Pursuant to its contract, RJFS is primarily responsible for the compliance monitoring of dual employees of RJFS and the Bank. Additionally, the Bank has developed its own compliance-monitoring program in an effort to further ensure that associates deliver these products in a manner consistent with the various regulations governing such activities. The Bank receives a percentage of commission credits and fees generated by the program. The Bank remains responsible for various expenses associated with the program, including furnishings, equipment and promotional expenses and general personnel costs, including commissions paid to licensed brokers.

Additionally, SBK Insurance, Inc., a subsidiary of the Bank, provides insurance products in the property and casualty area, commercial, transportation, and life and health to their respective clients.

Human Capital Resources

The Bank is committed to building a culture where associates thrive and are empowered to be leaders. Being trustworthy, loyal, and innovative are some of the characteristics exemplified by our associates. Our core values define our culture: Act with Integrity, Be Enthusiastic, Create Positivity, Demonstrate Accountability, and Embrace Change.

As of December 31, 2024, we employed 597 full-time and 15 part-time associates, primarily across our three-state footprint of Tennessee, Alabama, and Florida. None of these associates are represented by a collective bargaining agreement. During 2024, we successfully onboarded 112 new associates. Over 66% of the Company's associates are women, and 9% are minorities. Among the Company's 320-person banking officers, women make up approximately 55% of these associates, while minorities account for 6% of the banking officer members. Presently, the senior leadership team includes six associates, two of whom are women.

We recognize the corporate responsibility that arises from the impact of our activities on people's lives and society. To assist with this responsibility, we have adopted a Code of Ethics and Business Conduct Policy to address any concerns into our daily business activities and our approach to stakeholder relationships. Through this policy, we strive to carry out our banking activities in a responsible manner, placing the financial needs of our clients and economic health of our communities at the core of our focus.

Talent Acquisition, Development, and Retention

We foster a work environment that respects individual needs, establishes high expectations, and recognizes achievement. Associates are inspired to be involved in their communities and show great care for clients. We refer to that as creating "WOW" experiences. Our leadership team empowers associates to make decisions and find opportunities to add value. We invest in a healthy work-life balance, competitive compensation and benefit packages, and a vibrant, team-oriented environment centered on professional service and open communication among associates. We hold ourselves accountable by taking part in annual engagement surveys to ask for feedback from our associates. The survey results mold our initiatives so that we can focus on being a great place to work and do business with. In 2024, we certified as A Great Place to Work®. Additionally, beginning in 2017 through 2024, we were nominated as a Top Workplace USA by USA Today and Top Workplace by the Knoxville News Sentinel.

Our board of directors recognizes the importance of succession planning for our chief executive officer and other key executives. The board of directors annually reviews our succession plans for senior leadership roles, with the goal of ensuring we will continue to have the right leadership talent in place to execute the organization's long-term strategic plans.

We invest in the growth and development of our associates by providing a multi-dimensional approach to learning that empowers, intellectually grows, and professionally develops our colleagues. We provide our associates with opportunities to take part in ongoing learning through educational courses relevant to the banking industry and their job functions and tuition reimbursement to support continuing education. We have learning paths designed to encourage an associate's advancement and growth, including peer mentoring and leadership programs to empower our leaders. These resources provide associates with the skills they need to promote advancement and become stronger leaders.

Health and Welfare

We provide a competitive compensation and benefits program to help meet the needs of our associates. In addition to salaries, these programs include annual bonuses, stock awards, a 401(k) Plan with an employer matching contribution, healthcare and insurance benefits, health savings with an employer matching contribution, flexible spending accounts, generous paid time off including unlimited paid time off options, flexible scheduling, dental insurance, family leave, company paid vision insurance, tuition reimbursement, financial planning, company paid life insurance, company paid disability, and an associate assistance program that includes enhanced mental health benefits.

Competition

We compete in a highly competitive banking and financial services industry. Our profitability depends principally on our ability to effectively compete in the markets in which we conduct business. We expect competition in the industry to continue to increase mainly as a result of the improvement in financial technology used by both existing and new banking and financial services firms. Competition may further intensify as additional companies enter the markets where we conduct business and we enter mature markets in accordance with our expansion strategy.

We experience strong competition from both bank and non-bank competitors. Broadly speaking, we compete with national banks, super-regional banks, smaller community banks and non-traditional internet-based banks. In addition, we compete with other financial intermediaries and investment alternatives such as mortgage companies, credit card issuers, leasing companies, finance companies, financial technology (fintech) companies, money market mutual funds, brokerage firms, governmental and corporation bond issuers, and other securities firms. Many of these non-bank competitors are not subject to the same regulatory oversight, affording them a competitive advantage in some instances. In many cases, our competitors have substantially greater resources and offer certain services that we are unable to provide to our customers.

Additionally, competition from fintechs, is increasing. In addition to fintechs, certain technology companies are working to provide financial services directly to their customers. These nontraditional financial service providers have been successful in developing digital and other products and services that effectively compete with traditional banking services but are in some cases subject to fewer regulatory restrictions than banks and bank holding companies, allowing them to operate with greater flexibility and lower cost structures.

We encounter strong pricing competition in providing our services. Additionally, other banks offer different products or services from those that we provide. The larger national and super-regional banks may have significantly greater lending limits and may offer additional products than we are capable of providing.

We endeavor to compete successfully with our competitors, regardless of their size, through the selection of banking products and services offered, the level of service provided, the convenience and availability of services, and the degree of expertise and the personal manner in which services are offered.

Supervision and Regulation

We are extensively regulated under federal and state law. The following is a brief summary that does not purport to be a complete description of all regulations that affect us or all aspects of those regulations. This discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions described below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Company's and SmartBank's business. In addition, proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on us and SmartBank, are difficult to predict. In addition, bank regulatory agencies may issue enforcement actions, policy statements, interpretive letters and similar written guidance applicable to us or to SmartBank. Changes in applicable laws, regulations or regulatory guidance, or their interpretation by regulatory agencies or courts may have a material adverse effect on our and SmartBank's business, operations, and earnings.

We, SmartBank, and our nonbank affiliates must undergo regular on-site examinations by the appropriate regulatory agency, which will examine for adherence to a range of legal and regulatory compliance responsibilities. A bank regulator conducting an examination has complete access to the books and records of the examined institution. The results of the examination are confidential. Supervision and regulation of banks, their holding companies and affiliates is intended primarily for the protection of depositors and customers, the Deposit Insurance Fund ("DIF") of the Federal Deposit Insurance Corporation ('FDIC"), and the U.S. banking and financial system rather than holders of our capital stock.

Regulation of the Company

We are registered as a bank holding company with the Federal Reserve under the Bank Holding Company Act, as amended ("BHC Act"). As such, we are subject to comprehensive supervision and regulation by the Federal Reserve and are subject to its regulatory reporting requirements. Federal law subjects bank holding companies, such as the Company, to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Violations of laws and regulations, or other unsafe and unsound practices, may result in regulatory agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and other parties participating in the affairs of a bank or bank holding company. Like all bank holding companies, we are regulated extensively under federal and state law. Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, state banking regulators, the Federal Reserve, and separately the FDIC as the insurer of bank deposits, have the authority to compel or restrict certain actions on our part if they determine that we have insufficient capital or other resources, or are otherwise operating in a manner that may be deemed to be inconsistent with safe and sound banking practices. Under this authority, our bank regulators can require us or our subsidiaries to enter into informal or formal supervisory agreements, including board resolutions, memoranda of understanding, written agreements and consent or cease and desist orders, pursuant to which we would be required to take identified corrective actions to address cited concerns and to refrain from taking certain actions.

If we become subject to and are unable to comply with the terms of any future regulatory actions or directives, supervisory agreements, or orders, then we could become subject to additional, heightened supervisory actions and orders, possibly including consent orders, prompt corrective action restrictions and/or other regulatory actions, including prohibitions on the payment of dividends on our common stock and preferred stock. If our regulators were to take such additional supervisory actions, then we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such supervisory action could have a material negative effect on our business, reputation, operating flexibility, financial condition, and the value of our common stock and preferred stock.

Activity Limitations

Bank holding companies are generally restricted to engaging in the business of banking, managing or controlling banks; and certain other activities determined by the Federal Reserve to be closely related to banking. In addition, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any nonbanking activity or terminate its ownership or control of any nonbank subsidiary, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

Source of Strength Obligations

A bank holding company is required to act as a source of financial and managerial strength to its subsidiary bank. The term "source of financial strength" means the ability of a company, such as us, that directly or indirectly owns or controls an insured depository institution, such as SmartBank, to provide financial assistance to such insured depository institution in the event of financial distress. The appropriate federal banking agency for the depository institution (in the case of SmartBank, this agency is the Federal Reserve) may require reports from us to assess our ability to serve as a source of strength and to enforce compliance with the source of strength requirements by requiring us to provide financial assistance to SmartBank in the event of financial distress. If we were to enter bankruptcy or become subject to the orderly liquidation process established by the Dodd-Frank Act, any commitment by us to a federal bank regulatory agency to maintain the capital of SmartBank would be assumed by the bankruptcy trustee or the FDIC, as appropriate, and entitled to a priority of payment. In addition, the FDIC provides that any insured depository institution generally will be liable for any loss incurred by the FDIC in connection with the default of, or any assistance provided by the FDIC to, a commonly controlled insured depository institution. SmartBank is an FDIC-insured depository institution and thus subject to these requirements.

Acquisitions

The BHC Act permits acquisitions of banks by bank holding companies, such that we and any other bank holding company, whether located in Tennessee or elsewhere, may acquire a bank located in any other state, subject to certain deposit-percentage, age of bank charter requirements, and other restrictions. The BHC Act requires that a bank holding company obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any additional bank or bank holding company, (ii) taking any action that causes an additional bank or bank holding company to become a subsidiary of the bank holding company, or (iii) merging or consolidating with any other bank holding company. The Federal Reserve may not approve any such transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider: (1) the financial and managerial resources of the companies involved, including pro forma capital ratios; (2) the risk to the stability of the United States banking or financial system; (3) the convenience and needs of the communities to be served, including performance under the Community Reinvestment Act ("CRA"); and (4) the effectiveness of the companies in combatting money laundering.

Change in Control

Federal law restricts the amount of voting stock of a bank holding company or a bank that a person may acquire without the prior approval of banking regulators. Under the federal Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company, such as the Company, or before acquiring control of any state member bank, such as SmartBank. Upon receipt of such notice, the Federal Reserve may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a member or group acquires a certain percentage or more of a bank holding company's or bank's voting stock. As a result, a person or entity generally must provide prior notice to the Federal Reserve before acquiring the power to vote 10% or more of our outstanding common stock. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Investors should be aware of these requirements when acquiring shares of our stock.

Governance and Financial Reporting Obligations

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC, the Public Company Accounting Oversight Board, and the New York Stock Exchange. In particular, we are required to include management and independent registered public accounting firm reports on internal controls as part of our Annual Report on Form 10-K in order to comply with Section 404 of the Sarbanes-Oxley Act. We have evaluated our controls, including compliance with the SEC rules on internal controls, and have and expect to continue to spend significant amounts of time and money on compliance with these rules. Our failure to comply with these internal control rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, and the values of our securities.

Corporate Governance

The Dodd-Frank Act addresses many investor protections, corporate governance, and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act: (1) grants shareholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for Compensation Committee members; and (3) requires companies listed on national securities exchanges to adopt incentive-based compensation claw-back policies for executive officers.

Incentive Compensation

The Dodd-Frank Act required the banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1 billion in assets, such as us and SmartBank, which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. The banking agencies have issued guidance on sound incentive compensation policies. In 2016, the banking agencies also proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. As of December 31, 2024, these rules have not been implemented by the banking agencies. We have undertaken efforts to ensure that our incentive compensation plans do not encourage inappropriate risks, consistent with three key principles-that incentive compensation arrangements should appropriately balance risk and financial rewards, be compatible with effective controls and risk management, and be supported by strong corporate governance.

Shareholder Say-On-Pay Votes

The Dodd-Frank Act requires public companies to take shareholders' votes on proposals addressing compensation (known as say-on-pay), the frequency of a say-on-pay vote, and the golden parachutes available to executives in connection with change-in-control transactions. Public companies must give shareholders the opportunity to vote on the compensation at least every three years and the opportunity to vote on frequency at least every six years, indicating whether the say-on-pay vote should be held annually, biennially, or triennially. The say-on-pay, the say-on-parachute and the say-on-frequency votes are explicitly nonbinding and cannot override a decision of our Board of Directors.

Other Regulatory Matters

We are subject to oversight by the SEC, the Public Company Accounting Oversight Board, New York Stock Exchange and various state securities and insurance regulators. We and our subsidiaries have from time to time received requests for information from regulatory authorities in various states, including state attorneys general, securities regulators and other regulatory authorities, concerning our business practices. Such requests are considered incidental to the normal conduct of business.

Capital Requirements

We and SmartBank are each required under federal law to maintain certain minimum capital levels based on ratios of capital to total average assets and capital to risk-weighted assets. The required capital ratios are minimums, and the Federal Reserve may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution's exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution's ability to manage those risks, are important factors that are to be taken into account by the federal banking agencies in assessing an institution's overall capital adequacy.

The following is a brief description of the relevant provisions of these capital rules and their potential impact on our and SmartBank's capital levels.

We and SmartBank are each subject to the following risk-based capital ratios: a CET1 risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital and a total capital ratio, which includes Tier 1 and Tier 2 capital. CET1 is primarily comprised of the sum of common stock instruments and related surplus net of treasury stock and retained earnings less certain adjustments and deductions, including with respect to goodwill, intangible assets, mortgage servicing assets and deferred tax assets subject to temporary timing differences. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock. Tier 2 capital consists of instruments disqualified from Tier 1 capital, including qualifying subordinated debt and a limited amount of loan loss reserves up to a maximum of 1.25% of risk-weighted assets, subject to certain eligibility criteria. The capital rules also define the risk-weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the risk-based capital rules, including, for example, certain "high volatility" commercial real estate, past due assets, structured securities and equity holdings.

The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average assets net of goodwill, certain other intangible assets, and certain required deduction items. The required minimum leverage ratio for all banks and bank holding companies (unless exempt) is 4%.

In addition, effective January 1, 2019, the capital rules required a capital conservation buffer of CET1 of 2.5% above each of the minimum capital ratio requirements (CET1, Tier 1, and total risk-based capital), which is designed to absorb losses during periods of economic stress. These buffer requirements must be met for a bank or bank holding company to be able to pay dividends, engage in share buybacks or make discretionary bonus payments to executive management without restriction.

Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. Failure to be well-capitalized or to meet minimum capital requirements could also result in restrictions on the Company's or SmartBank's ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on its growth.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, requires the federal bank regulatory agencies to take "prompt corrective action" regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five regulatory capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDICIA imposes progressively more restrictive restraints on operations, management and capital distributions, depending on the category in which an institution is classified. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions may not accept brokered deposits absent a waiver from the FDIC, are subject to growth limitations and are required to submit capital restoration plans for regulatory approval. A depository institution's holding company must guarantee any required capital restoration plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. All of the federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels for federally insured depository institutions. SmartBank was well capitalized at December 31, 2024, and brokered deposits are not restricted.

To be well-capitalized, SmartBank must maintain at least the following capital ratios:

- 6.5% CET1 to risk-weighted assets;
- 8.0% Tier 1 capital to risk-weighted assets;
- 10.0% Total capital to risk-weighted assets; and
- 5.0% leverage ratio.

The Federal Reserve has not yet revised the well-capitalized standard for bank holding companies to reflect the higher capital requirements imposed under the current capital rules applicable to banks. For purposes of the Federal Reserve's Regulation Y, bank holding companies, such as the Company, must maintain a Tier 1 risk-based capital ratio of 6.0% or greater and a total risk-based capital ratio of 10.0% or greater to be well-capitalized. If the Federal Reserve were to apply the same or a very similar well-capitalized standard to bank holding companies as that applicable to SmartBank, the Company's capital ratios as of December 31, 2024 would exceed such revised well-capitalized standard. Also, the Federal Reserve may require bank holding companies, including the Company, to maintain capital ratios substantially in excess of mandated minimum levels, depending upon general economic conditions and a bank holding company's particular condition, risk profile and growth plans.

On October 29, 2019, the federal banking agencies issued a final rule to simplify the regulatory capital requirements for eligible banks and holding companies with less than $10 billion in consolidated assets that opt into the Community Bank Leverage Ratio ("CBLR") framework, as required by Section 201 of the Economic Growth, Relief and Consumer Protection Act (the "Regulatory Relief Act"). A qualifying community banking organization that exceeds the CBLR threshold would be exempt from the agencies' current capital framework, including the risk-based capital requirements and capital conservation buffer described above, and would be deemed well-capitalized under the agencies' prompt corrective action regulations. The Regulatory Relief Act defines a "qualifying community banking organization" as a depository institution or depository institution holding company with total consolidated assets of less than $10 billion. Under the final rule, if a qualifying community banking organization elects to use the CBLR framework, it will be considered "well-capitalized" so long as its CBLR is greater than 9%. The Bank has chosen not to opt into the CBLR at this time.

In 2024, our and SmartBank's regulatory capital ratios were above the applicable well-capitalized standards and met the capital conservation buffer. Based on current estimates, we believe that we and SmartBank will continue to exceed all applicable well-capitalized regulatory capital requirements and the capital conservation buffer in 2025. For more information regarding our capital, leverage and total capital ratios, see "Part II - Item 8. Financial Statements and Supplementary Data - Note 15 - Regulatory Matters."

In 2019, the federal banking agencies issued a final rule that, among other provisions, revised the agencies' regulatory capital rule and included a transition option that allows institutions to phase in over a 3-year transition period the day-one effects of adopting the current expected credit losses methodology (CECL) on their regulatory capital ratios ("2019 CECL rule"). The Company adopted ASU 2016-13 on January 1, 2023, and has chosen the three-year phase in option.

Payment of Dividends

We are a legal entity separate and distinct from SmartBank and its' subsidiaries. The primary sources of funds for our payment of dividends to our shareholders are cash on hand and dividends from SmartBank. Various federal and state statutory provisions and regulations limit the amount of dividends that SmartBank may pay.

Pursuant to Tennessee banking law, the Bank may not, without the prior consent of the Commissioner of the TDFI, pay any dividends to the Company in a calendar year in excess of the total of the Bank's retained net income for that year plus the retained net income for the preceding two years. Because this test involves a measure of net income, any charge on the Bank's income statement, such as an impairment of goodwill, could impair the Bank's ability to pay dividends to the Company. Under Tennessee corporate law, the Company is not permitted to pay dividends if, after giving effect to such payment, it would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than the sum of its total liabilities plus any amounts needed to satisfy any preferential rights if it were dissolving. In addition, in deciding whether or not to declare a dividend of any particular size, the Company's board of directors must consider its and the Bank's current and prospective capital, liquidity, and other needs. In addition to state law limitations on the Company's ability to pay dividends, the Federal Reserve imposes limitations on the Company's ability to pay dividends. Federal Reserve regulations limit dividends, stock repurchases and discretionary bonuses to executive officers if the Company's regulatory capital is below the level of regulatory minimums plus the applicable capital conservation buffer.

In addition, we and SmartBank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal bank regulatory authority may prohibit the payment of dividends where it has determined that the payment of dividends would be an unsafe or unsound practice. The Federal Reserve has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The Federal Reserve has indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings.

Under a Federal Reserve policy adopted in 2009, the board of directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to maintaining a strong financial position, and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company's dividends if:

- its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;
- its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or
- it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Regulation of the Bank

SmartBank, which is a member of the Federal Reserve System, is subject to comprehensive supervision and regulation by the Federal Reserve, and is subject to its regulatory reporting requirements, as well as supervision and regulation by the TDFI. As a member bank of the Federal Reserve System, SmartBank is required to hold stock in its district Federal Reserve Bank in an amount equal to 6% of its capital stock and surplus (half paid to acquire stock with the remainder held as a cash reserve). Member banks do not have any control over the Federal Reserve System as a result of owning the stock and the stock cannot be sold or traded.

The deposits of SmartBank are insured by the FDIC up to applicable limits, and, accordingly, SmartBank is also subject to certain FDIC regulations and the FDIC has backup examination authority and some enforcement powers over SmartBank.

Tennessee law contains limitations on the interest rates that may be charged on various types of loans and restrictions on the nature and amount of loans that may be granted and on the type of investments which may be made by Tennessee-chartered banks. Tennessee-chartered banks are also subject to regulation by the TDFI with regard to capital requirements and the payment of dividends.

In addition, as discussed in more detail below, SmartBank and any other of our subsidiaries that offer consumer financial products and services are subject to regulation and potential supervision by the Consumer Financial Protection ("CFPB"). In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce certain federal consumer financial protection law.

Broadly, regulations applicable to SmartBank include limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital ratios; the granting of credit under equal and fair conditions; the disclosure of the costs and terms of such credit; requirements to maintain reserves against deposits and loans; limitations on the types of investment that may be made by SmartBank; requirements governing risk management practices; restrictions on the ability of institutions to guarantee its debt; and certain specific accounting requirements on SmartFinancial that may be more restrictive and may result in greater or earlier charges to earnings or reductions in its capital than generally accepted accounting principles.

Transactions with Affiliates and Insiders

SmartBank is subject to restrictions on extensions of credit and certain other transactions between SmartBank and the Company or any nonbank affiliate. Generally, these covered transactions with either the Company or any affiliate are limited to 10% of SmartBank's capital and surplus, and all such transactions between SmartBank and the Company and all of its nonbank affiliates combined are limited to 20% of SmartBank's capital and surplus. Loans and other extensions of credit from SmartBank to the Company or any affiliate generally are required to be secured by eligible collateral in specified amounts. In addition, any transaction between SmartBank and the Company or any affiliate are required to be on an arm's length basis.

Federal banking laws also place similar restrictions on certain extensions of credit by insured banks, such as SmartBank, to their directors, executive officers and principal shareholders. Tennessee has adopted the provisions of the Federal Reserve's Regulation O with respect to restrictions on loans and other extensions of credit to bank "insiders." Further, under Tennessee law, state banks are prohibited from lending to any one person, firm, or corporation amounts more than 15% of the bank's equity capital accounts, except, (i) in the case of certain loans secured by negotiable title documents covering readily marketable nonperishable staples or (ii) with the prior approval of the bank's board of directors or finance committee (however titled), the bank may make a loan to any person, firm, or corporation of up to 25% of its equity capital accounts.

Reserves

Federal Reserve rules require depository institutions, such as SmartBank, to maintain reserves against their transaction accounts, primarily NOW and regular checking accounts. Effective March 26, 2020, the Federal Reserve eliminated reserve requirements for all depository institutions. These reserve requirements are subject to annual adjustment by the Federal Reserve.

FDIC Insurance Assessments and Depositor Preference

SmartBank's deposits are insured by the FDIC's DIF up to the limits under applicable law, which currently are set at $250,000 per depositor, per insured bank, for each account ownership category. SmartBank is subject to FDIC assessments for its deposit insurance. The FDIC calculates quarterly deposit insurance assessments based on an institution's average total consolidated assets less its average tangible equity, and applies one of four risk categories determined by reference to its capital levels, supervisory ratings, and certain other factors. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits.

As of June 30, 2020, the DIF reserve ratio fell to 1.30%, below the statutory minimum of 1.35%. The FDIC, as required under the Federal Deposit Insurance Act, established a plan on September 15, 2020 to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35% within eight years. On October 18, 2022, the FDIC adopted an amended restoration plan to increase the likelihood that the reserve ratio would be restored to at least 1.35 percent by September 30, 2028. The FDIC's amended restoration plan increases the initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. The FDIC could further increase the deposit insurance assessments for certain insured depository institutions, including the Bank, if the DIF reserve ratio is not restored as projected.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by a bank's federal regulatory agency. In addition, the Federal Deposit Insurance Act provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution, including those of the parent bank holding company.

In November 2023, the FDIC issued a final rule to implement a special assessment to recover losses to the Deposit Insurance Fund ("DIF") incurred as a result of bank failures that occurred during the first half of 2023 and the FDIC's use of the systemic risk exception to cover certain deposits that were otherwise uninsured. The special assessment was based on estimated uninsured deposits as of December 31, 2022, (excluding the first $5.0 billion) and will be assessed at a quarterly rate of 3.36 basis points, over eight quarterly assessment periods, beginning in the first quarter of 2024. SmartBank is not required to accrue for this assessment given our uninsured deposits, as of December 31, 2022, were under $5.0 billion. Under the final rule, the estimated loss pursuant to the systemic risk determination will be periodically adjusted, and the FDIC has retained the ability to cease collection early, extend the special assessment collection period and impose a final shortfall special assessment on a one-time basis. The extent to which any such additional future assessments will impact our future deposit insurance expense is currently uncertain.

Standards for Safety and Soundness

The Federal Deposit Insurance Act requires the federal bank regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (1) internal controls; (2) information systems and audit systems; (3) loan documentation; (4) credit underwriting; (5) interest rate risk exposure; and (6) asset quality. The federal banking agencies have adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards used to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if a regulator determines that a bank fails to meet any standards prescribed by the guidelines, the regulator may require the bank to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans.

Anti-Money Laundering

Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("USA PATRIOT") Act of 2001, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers. The USA PATRIOT Act, and its implementing regulations adopted by the FinCEN, a bureau of the U.S. Department of the Treasury, requires financial institutions to establish anti-money laundering programs with minimum standards that include:

- the development of internal policies, procedures, and controls;

- the designation of a compliance officer;
- an ongoing employee training program;
- an independent audit function to test the programs; and
- identify and verify the identity of beneficial owners of legal entity customers.

Banking regulators will consider compliance with the Act's money laundering provisions in acting upon acquisition and merger proposals. Bank regulators routinely examine institutions for compliance with these obligations and have been active in imposing cease and desist and other regulatory orders and money penalty sanctions against institutions found to be violating these obligations. Sanctions for violations of the Act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million. On January 1, 2021, Congress passed federal legislation that made sweeping changes to federal anti-money laundering laws, including changes that will be implemented in subsequent years.

Economic Sanctions

The OFAC is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and acts of Congress. OFAC publishes, and routinely updates, lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, including the Specially Designated Nationals and Blocked Persons List. If we find a name on any transaction, account or wire transfer that is on an OFAC list, we must undertake certain specified activities, which could include blocking or freezing the account or transaction requested, and we must notify the appropriate authorities.

Concentrations in Lending

During 2006, the federal bank regulatory agencies released guidance on "Concentrations in Commercial Real Estate Lending" (the "Guidance") and advised financial institutions of the risks posed by CRE lending concentrations. The Guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. Higher allowances for loan losses and capital levels may also be required. The Guidance is triggered when CRE loan concentrations exceed either:

- Total reported loans for construction, land development, and other land of 100% or more of a bank's total risk-based capital; or
- Total reported loans secured by multifamily and nonfarm nonresidential properties and loans for construction, land development, and other land of 300% or more of a bank's total risk-based capital.

The Guidance also applies when a bank has a sharp increase in CRE loans or has significant concentrations of CRE secured by a particular property type. We have always had exposures to loans secured by CRE due to the nature of our markets and the loan needs of both retail and commercial customers. We believe our long term experience in CRE lending, underwriting policies, internal controls, and other policies currently in place, as well as our loan and credit monitoring and administration procedures, are generally appropriate to managing our concentrations as required under the Guidance.

Community Reinvestment Act

SmartBank is subject to the provisions of the CRA, which imposes a continuing and affirmative obligation, consistent with their safe and sound operation, to help meet the credit needs of entire communities where the bank accepts deposits, including low- and moderate-income neighborhoods. The Federal Reserve's assessment of SmartBank's CRA record is made available to the public. Further, a less than satisfactory CRA rating will slow, if not preclude, expansion of banking activities and prevent a company from becoming or remaining a financial holding company. Following the enactment of the Gramm-Leach-Bliley Act ("GLB"), CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become or remain a financial holding company and no new activities authorized under GLB may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" CRA rating in its latest CRA examination. Federal CRA regulations require, among other things, that evidence of discrimination against applicants on a prohibited basis, and illegal or abusive lending practices be considered in the CRA evaluation. SmartBank has a rating of "Satisfactory" in its most recent CRA evaluation.

In October 2023, the OCC, together with the Federal Reserve and FDIC, issued a joint final rule to modernize the CRA regulatory framework. The final rule is intended, among other things, to adapt to changes in the banking industry, including the expanded role of mobile and online banking, and to tailor performance standards to account for differences in bank size and business models. The final rule introduces new tests under which the performance of banks with over $2 billion in assets will be assessed. The new rule also includes data collection and reporting requirements, some of which are applicable only to banks with over $10 billion in assets. Most provisions of the final rule will become effective on January 1, 2026, and the data reporting requirements will become effective on January 1, 2027. The final rules were challenged in federal court and a preliminary injunction was granted in March 2024 enjoining implementation of the rules. The effective dates will be extended for each day the injunction remains in place, pending the resolution of the lawsuit. If the final rules are reinstated, they are likely to make it more challenging and/or costly for the Bank to receive a rating of at least "satisfactory" on its CRA exam.

Cybersecurity and Data Privacy

State and federal banking regulators have issued various policy statements and, in some cases, regulations, emphasizing the importance of technology risk management and supervision. The SEC adopted rules that require disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy and governance, to be included in the Company's (i) Current Reports on Form 8-K and (ii) Annual Report on Form 10-K. The federal banking agencies issued a joint final rule that requires a banking organization to notify their primary federal regulator within 36 hours of becoming aware that a significant "computer-security incident" has occurred. In general, a banking organization must notify its primarily federal regulator for incidents that have materially disrupted, degraded or impaired - or are reasonably likely to materially disrupt, degrade or impair - (i) the ability of such banking organization to carry out banking operations and activities or deliver banking products and services, (ii) such banking organization's results of operations, or (iii) the financial stability of the financial sector. The rule also requires a bank service provider to notify each of its affected customers as soon as possible when it determines that it has experienced a computer-security incident that has caused, or is reasonably likely to cause, a material service disruption for four or more hours. This rule and the earlier such policy statements and regulations indicate that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. A financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack.

Federal statutes and regulations, including the Gramm-Leach-Bliley Act and the Right to Financial Privacy Act of 1978, limits SmartFinancial and SmartBank's ability to disclose non-public information about consumers, customers and employees to nonaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires disclosure of our privacy policies and practices relating to sharing non-public information and enables retail customers to opt out of the institution's ability to share information with unaffiliated third parties under certain circumstances. The Gramm-Leach-Bliley Act also requires the SmartFinancial and SmartBank to implement a comprehensive information security program that includes administrative, technical and physical safeguards to ensure the security and confidentiality of customer records and information and, if applicable state law is more protective of customer privacy than the Gramm-Leach-Bliley Act, financial institutions, including SmartBank, will be required to comply with such state law. In addition to their obligations to safeguard customer information under GLB Act regulations, financial institutions, like SmartBank, are subject to regulations that require the institutions when they become aware of an incident of unauthorized access to sensitive customer information, to conduct a reasonable investigation to promptly determine the likelihood that the information has been or will be misused. If the institution determines that misuse of the sensitive customer information has occurred or is reasonably possible, it should notify the affected customers as soon as possible. An increasing number of state laws and regulations have been enacted in recent years to implement privacy and cybersecurity standards and regulations, including data breach notification and data privacy requirements. This trend is expected to continue to expand, requiring continual monitoring of developments in the states and nations in which our customers are located and ongoing investments in our information systems and compliance capabilities.

Other laws and regulations impact SmartFinancial and SmartBank's ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. In connection with the regulations governing the privacy of consumer financial information, the federal banking agencies, including the Federal Reserve, have adopted guidelines for establishing information security standards and programs to protect such information. In addition, SmartBank has established a privacy policy that it believes promotes compliance with the federal requirements.

Anti-Tying Restrictions

In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for them on the condition that (1) the customer obtain or provide some additional credit, property, or services from or to the bank or bank holding company or their subsidiaries or (2) the customer not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. A bank may, however, offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products. The law also expressly permits banks to engage in other forms of tying and authorizes the Federal Reserve to grant additional exceptions by regulation or order. Also, certain foreign transactions are exempt from the general rule.

Consumer Regulation

Activities of SmartBank are subject to a variety of statutes and regulations designed to protect consumers. These laws and regulations include, among numerous other things, provisions that:

- limit the interest and other charges collected or contracted for by SmartBank, including rules respecting the terms of credit cards and of debit card overdrafts;
- govern SmartBank's disclosures of credit terms to consumer borrowers;
- require SmartBank to provide information to enable the public and public officials to determine whether it is fulfilling its obligation to help meet the housing needs of the communities it serves;
- prohibit SmartBank from discriminating on the basis of race, creed or other prohibited factors when it makes decisions to extend credit;
- govern the manner in which SmartBank may collect consumer debts; and
- prohibit unfair, deceptive or abusive acts or practices in the provision of consumer financial products and services.

Mortgage Regulation

The CFPB has issued rules to implement requirements of the Dodd-Frank Act pertaining to mortgage loan origination (including with respect to loan originator compensation and loan originator qualifications) as well as integrated mortgage disclosure rules. In addition, the CFPB has issued rules that require servicers to comply with new standards and practices with regard to: error correction; information disclosure; force-placement of insurance; information management policies and procedures; requiring information about mortgage loss mitigation options be provided to delinquent borrowers; providing delinquent borrowers access to servicer personnel with continuity of contact about the borrower's mortgage loan account; and evaluating borrowers' applications for available loss mitigation options. These rules also address initial rate adjustment notices for adjustable-rate mortgages (ARMs), periodic statements for residential mortgage loans, and prompt crediting of mortgage payments and response to requests for payoff amounts.

Non-Discrimination Policies

SmartBank is also subject to, among other things, the provisions of the Equal Credit Opportunity Act (the "ECOA") and the Fair Housing Act (the "FHA"), both of which prohibit discrimination based on race or color, religion, national origin, sex, and familial status in any aspect of a consumer or commercial credit or residential real estate transaction. The Department of Justice (the "DOJ"), and the federal bank regulatory agencies have issued an Interagency Policy Statement on Discrimination in Lending that provides guidance to financial institutions in determining whether discrimination exists, how the agencies will respond to lending discrimination, and what steps lenders might take to prevent discriminatory lending practices. The DOJ has increased its efforts to prosecute what it regards as violations of the ECOA and FHA.

ITEM 1A. RISK FACTORS

Investing in our common stock involves various risks which are particular to SmartFinancial, its industry, and its market area. Several risk factors regarding investing in our securities are discussed below. This listing should not be considered as all-inclusive. If any of the following risks were to occur, we may not be able to conduct our business as currently planned and our financial condition or operating results could be negatively impacted. These matters could cause the trading price of our securities to decline in future periods.

Risks Related to Our Industry

Our net interest income could be negatively affected by interest rate adjustments by the Federal Reserve Board.

As a financial institution, our earnings are dependent upon our net interest income, which is the difference between the interest income that we earn on interest-earning assets, such as investment securities and loans, and the interest expense that we pay on interest-bearing liabilities, such as deposits and borrowings. Therefore, any change in general market interest rates, including changes resulting from changes in the Federal Reserve Board's policies, affects us more than non-financial institutions and can have a significant effect on our net interest income and total income. Our assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of our assets and liabilities. As a result, an increase or decrease in market interest rates could have a material adverse effect on our net interest margin and results of operations. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on our deposit levels, loan demand, business and results of operations.

Changes in the level of interest rates also may negatively affect our ability to originate loans, the value of our assets, and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. A decline in the market value of our assets may limit our ability to borrow additional funds. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are not favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, we will incur losses.

Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default. At the same time, the marketability of any underlying property that serves as collateral for such loans may be adversely affected by any reduced demand resulting from higher interest rates. In addition, an increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income. If interest rates were to decrease, our yield on our variable rate loans and on our new loans would decrease, reducing our net interest income. In addition, lower interest rates may reduce our realized yields on investment securities which would reduce our net interest income and cause downward pressure on net interest margin in future periods. A significant reduction in our net interest income could have a material adverse impact on our capital, financial condition and results of operations.

The primary tool that management uses to measure short-term interest rate risk is a net interest income simulation model prepared by an independent third-party provider. As of December 31, 2024, SmartFinancial is considered to be in a neutral to slightly liability-sensitive position, meaning income is generally expected to decrease with an increase in short-term interest rates and, conversely, to increase with a decrease in short-term interest rates. The primary tool that management uses to measure short-term interest rate risk is a net interest income simulation model. Based on the results of this simulation model, which assumed a static environment with no contemplated asset growth or changes in our balance sheet management strategies, if interest rates immediately increased by 200 basis points, we could expect net interest income to decrease by approximately $3.4 million over a 12-month period. If interest rates immediately decreased by 200 basis points, we could expect net interest income to increase by approximately $1.5 million over the next 12-month period.

The Federal Reserve reduced rates five times during 2019 through 2021. However, interest rates increased significantly in 2022-2023 to slow economic growth and counteract rising inflation. In September, November, and December of 2024, the Federal Reserve lowered the federal funds rate and indicated that the rate is likely to be held steady in 2025, or decreased, contingent upon improving inflationary conditions. Further rate changes reportedly are dependent on the Federal Reserve's assessment of economic data as it becomes available. The Company cannot predict the nature or timing of future changes in monetary, economic, or other policies or the effect that they may have on the Company's business activities, financial condition, and results of operations. Although we have implemented policies, we believe will reduce the potential effects of changes in interest rates on our net interest income, this may not always be successful. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest income and our net interest margin, asset quality, loan and lease origination volume, liquidity or overall profitability.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have an adverse effect on our financial condition and results of operations.

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks, including those we maintain with our service providers and vendors. Although we take protective measures and endeavor to modify these systems as circumstances warrant, the security of our computer systems, software and networks may be vulnerable to cyber-attacks, unauthorized access, misuse, computer viruses or other malicious code, phishing attempts, brute force attacks, exploiting software vulnerabilities (including "zero-day attacks"), ransomware or other malware, supply chain attacks, and other events that could have a security impact. We outsource many of our major systems, such as data processing, loan servicing and deposit processing systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to process new and renewal loans, gather deposits and provide customer service, compromise our ability to operate effectively, damage our reputation, result in a loss of customer business and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

U.S. financial institutions have experienced significant distributed denial-of-service attacks, some of which involved sophisticated and targeted attacks intended to disable or degrade service, or sabotage systems. Other attacks have attempted to obtain unauthorized access to confidential information or destroy data, often through the introduction of computer viruses or malware, cyber-attacks and other means. To date, none of these types of attacks have had a material effect on our business or operations. However, no assurances can be provided that we may not suffer from such an attack in the future that may cause us material harm. Such security attacks can originate from a wide variety of sources, including persons who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments. Those same parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers or clients. We are also subject to the risk that our employees may intercept and transmit unauthorized confidential or proprietary information. An interception, misuse or mishandling of personal, confidential or proprietary information being sent to or received from a customer or third party could result in legal liability, remediation costs, regulatory action and reputational harm to us.

In addition, we provide our customers the ability to bank remotely, including over the internet or through their mobile device. The secure transmission of confidential information is a critical element of remote and mobile banking. Although we regularly add additional security measures to our computer systems and network infrastructure to mitigate the possibility of cyber security incidents, including firewalls and penetration testing, it is difficult or impossible to defend against every risk being posed by changing technologies, including artificial intelligence, as well as criminal intent on committing cyber-crime. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security incidents. We may be required to spend significant capital and other resources to protect against the threat of security incidents, or to alleviate problems caused by security incidents. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security incidents (including compromises of security of customer systems and networks) could expose us to claims, litigation and other possible liabilities. Any inability to prevent security incidents could also cause existing customers to lose confidence in our systems and could adversely affect our reputation, results of operations and ability to attract and maintain customers and businesses. In addition, a security incident could also subject us to additional regulatory scrutiny, sanctions, fines or penalties (which may not be covered by our insurance policies), negative publicity, release of sensitive and/or confidential information, diversion of the attention of management away from the operation of our business and increased cybersecurity protection and remediation costs, increases in operating expenses, lost revenues, expose us to civil litigation and possible financial liability and cause reputational damage.

We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive government regulation that could limit or restrict our activities, which in turn may adversely impact our ability to increase our assets and earnings.

We operate in a highly regulated environment and are subject to supervision and regulation by a number of governmental regulatory agencies, including the Federal Reserve, the TDFI and to a lesser extent, the FDIC and the CFPB. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels, and other aspects of our operations. These bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. The laws and regulations applicable to the banking industry could change at any time and we cannot predict the effects of these changes on our business, profitability or growth strategy. Increased regulation could increase our cost of compliance and adversely affect profitability. Moreover, certain of these regulations contain significant punitive sanctions for violations, including monetary penalties and limitations on a bank's ability to implement components of its business plan, such as expansion through mergers and acquisitions or the opening of new branch offices. In addition, changes in regulatory requirements may add costs associated with compliance efforts. Furthermore, government policy and regulation, particularly as implemented through the Federal Reserve System, significantly affect credit conditions. Negative developments in the financial industry and the impact of new legislation and regulation in response to those developments could negatively impact our business operations and adversely impact our financial performance.

The Federal Reserve may require us to commit capital resources to support the Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the bank holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. As a result, we may not be able to service existing indebtedness, and such default may require us to declare bankruptcy. Any capital contributions by a bank holding company to its subsidiary banks are subordinate in right of payment to deposits and to other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be incurred by us to make a required capital injection to the Bank becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The Federal Reserve and the TDFI periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity, interest rate sensitivity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Company

If our allowance for credit losses is not sufficient to cover actual losses, our earnings will be adversely affected.

Our success depends significantly on the quality of our assets, particularly loans and leases. Like other financial institutions, we are exposed to the risk that our borrowers may not repay their loans or leases according to their terms, and the collateral securing the payment of these loans and leases may be insufficient to fully compensate us for the outstanding balance of the loan and leases plus the costs to dispose of the collateral. As a result, we may experience significant loan and lease losses that may have a material adverse effect on our operating results and financial condition.

We maintain allowances for credit losses with respect to our loan and lease portfolio and off-balance sheet exposures. In determining the size of the allowance, we rely on analysis of our credit risks and loss experience, reasonable and supportable forecasts of future economic conditions, current portfolio quality, industry concentrations, and other factors that may be an indication of potential credit losses. We also make various assumptions and judgments about the collectability of our loan and lease portfolio, including the diversification in our loan and lease portfolio, the effect of changes in the economy on real estate and other collateral values, the effects of current economic conditions on borrowers' ability to pay, and the results of recent regulatory examinations.

If our analysis or assumptions prove to be incorrect, our current allowance may not be sufficient, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan and lease portfolio. Further, Federal and state regulators periodically review our allowance for credit losses and may require us to increase our allowance for credit losses or recognize further loan charge offs, based on their judgements about information available to them at the time of their reviews. Material additions to the allowance for credit losses would materially decrease our net income and adversely affect our general financial condition and results of operation.

Negative developments in the banking industry could adversely affect our current and projected business operations and our financial condition and results of operations.

Any future bank failures like those experienced in 2023 or similar events may negatively impact client confidence in the safety and soundness of regional banks and may generate market volatility among publicly traded bank holding companies and, in particular, regional banks like the Company. As a result, some clients have chosen, and may continue to choose, to maintain deposits with larger financial institutions or invest in higher yielding short-term fixed income securities, all of which could materially adversely impact the Company's liquidity, loan funding capacity, net interest margin, capital, and results of operations. While the Treasury, the Federal Reserve, and the FDIC have historically taken action to ensure that depositors of failed banks had access to their deposits, including uninsured deposit accounts, there is no guarantee that regional bank failures or bank runs will not occur in the future and, if they were to occur, they may have a material adverse impact on client and investor confidence in regional banks, negatively impacting our liquidity, capital, results of operations, and stock price.

Our success depends significantly on economic conditions in our market areas.

Unlike larger organizations that are more geographically diversified, our branches are currently concentrated in East and Middle Tennessee, Alabama and the Florida Panhandle. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these market areas. If the communities in which we operate do not grow or if prevailing economic conditions, locally or nationally, deteriorate, this may have a significant impact on the amount of loans that we originate, the ability of our borrowers to repay these loans and the value of the collateral securing these loans. An economic downturn caused by inflation, recession, unemployment, the imposition of tariffs and retaliatory responses, government action, health emergencies, disease pandemics, natural disasters, adverse effects of the U.S. government's decisions regarding its debt ceiling (including defaulting on its debt obligations or experiencing credit downgrades), or other factors beyond our control would likely contribute to the deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would have an adverse effect on our business. In addition, some portions of our target market are in areas which a substantial portion of the economy is dependent upon tourism. The tourism industry tends to be more sensitive than the economy as a whole to changes in unemployment, inflation, wage growth, and other factors which affect consumer's financial condition and sentiment.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

We experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, internet banks, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other community banks and super-regional and national financial institutions that operate offices in our service area. These competitors often have far greater resources than we do and are able to conduct more extensive and broader marketing efforts to reach both commercial and individual clients. Our competitors may be able to offer more attractive interest rates and other financial terms than we offer or have the ability to offer. Some of our non-bank competitors are not subject to the same extensive regulations we are and, therefore, may have greater flexibility in competing for business. We compete with these other financial institutions both in attracting deposits and in making loans. In addition, we must attract our client base from other existing financial institutions and from new residents. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to successfully compete with an array of financial institutions in our service area. Our ability to compete successfully will depend on a number of factors, including, among other things, our ability to recruit and retain experienced and talented bankers at competitive compensation levels, build and maintain long-term client relationships while ensuring high ethical standards and safe and sound banking practices, compete with the scope, relevance and pricing of the products and services we provide, maintain a competitive level of client satisfaction with our products and services, keep pace with technological advances and invest in new technology (including those related to or involving artificial intelligence, machine learning, blockchain and other technologies), and depend on general economic trend and trends within our industry.

Some of our competitors have reduced or eliminated certain service charges on deposit accounts, including overdraft fees, and additional competitors may be willing to reduce or eliminate service or other fees in order to attract additional customers. If the Company chooses to reduce or eliminate certain categories of fees, including those related to deposit accounts, fee income related to these products and services would be reduced. If the Company chooses not to take such actions, we may be at a competitive disadvantage in attracting customers for certain fee producing products.

Increased competition could require us to increase the rates that we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability. Our failure to compete effectively in our market could restrain our growth or cause us to lose market share, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

The development and use of artificial intelligence ("AI") presents risks and challenges that may adversely impact our business.

We or our third-party (or fourth-party) vendors, clients or counterparties may develop or incorporate AI technology in certain business processes, services, or products. The development and use of AI presents a number of risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our implementation of AI technology and increase our compliance costs and the risk of non-compliance. AI models, particularly generative AI models, may produce output or take action that is incorrect, that reflects biases included in the data on which they are trained, that results in the release of private, confidential, or proprietary information, which infringes on the intellectual property rights of others, or that is otherwise harmful. In addition, the complexity of many AI models makes it difficult to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias, and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures.

Our organic loan and lease growth may be limited by regulatory constraints.

During 2019, many of the regulatory agencies, including ours, increased their focus on the application of an interagency guidance issued in 2006, titled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices." The 2006 interagency guidance focuses on the risks of high levels of concentration in CRE lending at banking institutions, and specifically addresses two supervisory criteria:

- Construction concentration criterion: Loans for construction, land, and land development (CLD or "construction") represent 100% or more of a banking institution's total risk-based capital, commonly referred to as the "100 ratio"

- Total CRE concentration criterion: Total nonowner-occupied CRE loans (including CLD loans), as defined in the 2006 guidance ("total CRE"), represent 300% or more of the institution's total risk-based capital, and growth in total CRE lending has increased by 50% or more during the previous 36 months, commonly referred to as the "300 ratio"

The guidance states that banking institutions exceeding the concentration levels mentioned in the two supervisory criteria should have in place enhanced credit risk controls, including stress testing of CRE portfolios. As of December 31, 2024, the Company's percentage with respect to the above CLD guideline was 75.64%, within the recommended 100% limit, and with respect to the above CRE guideline, its percentage was 303.46%, exceeding the 300% level.

To the extent that we are unable to identify and consummate attractive acquisitions, or increase loans and leases through organic loan and lease growth, we may be unable to successfully implement our growth strategy, which could materially and adversely affect us.

A substantial part of our historical growth has been a result of acquisitions and we intend to continue to grow our business through strategic acquisitions of banking franchises coupled with organic loan and lease growth. Previous availability of attractive acquisition targets may not be indicative of future acquisition opportunities, and we may be unable to identify any acquisition targets that meet our investment objectives. To the extent that we are unable to find suitable acquisition candidates, an important component of our strategy may be lost. We also face significant competition from numerous other financial services institutions, many of which will have greater financial resources than we do, when considering acquisition opportunities. Accordingly, attractive acquisition opportunities may not be available to us. There can be no assurance that we will be successful in identifying or completing any future acquisitions. If we are able to identify attractive acquisition opportunities, we must generally satisfy a number of conditions prior to completing any such transaction, including certain bank regulatory approvals, which have become substantially more difficult, time-consuming and unpredictable as a result of the 2007-2008 financial crisis. Additionally, any future acquisitions may not produce the revenue, earnings or synergies that we anticipated. As our purchased credit impaired loan portfolio, which produces substantially higher yields than our organic and purchased non-credit impaired loan and lease portfolios, is paid down, we expect downward pressure on our income. If we are unable to replace our purchased credit impaired loans and leases and the related accretion with a significantly higher level of new performing loans and leases and other earning assets due to our inability to identify attractive acquisition opportunities, a decline in loan demand, competition from other financial institutions in our markets, stagnation or continued deterioration of economic conditions, or other conditions, our financial condition and earnings may be adversely affected.

Our acquisition activity and future expansion may result in additional risks.

We expect to continue to expand in our current markets and in other select markets through additional branches or through acquisitions of all or part of other financial institutions. These types of expansions involve various risks, including the risks detailed below.

Difficulty in integrating an acquired business or company may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence, or other anticipated benefits from any acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of the Company's business or the business of the acquired company, or otherwise adversely affect the Company's ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. The acquired companies may also have legal contingencies, beyond those that we are aware of, that could result in unexpected costs. The Company may need to make additional investment in equipment and personnel to manage higher asset levels and loan balances as a result of any significant acquisition, which may adversely impact earnings.

Failure to achieve the anticipated benefits of an acquisition on the anticipated timeframe, or at all, could result in a reduction in the price of our common stock as well as increased costs, decreases in the amount of expected revenues and diversion of management's time and energy and could materially and adversely affect our business, results of operations and financial condition. Additionally, we make fair value estimates of certain assets and liabilities in recording our acquisitions. Actual values of these assets and liabilities could differ from our estimates, which could result in our not achieving the anticipated benefits of our acquisition. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

Further, we acquire banks with the expectation that these mergers will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of these mergers is subject to a number of uncertainties, including whether we integrate these institutions in an efficient and effective manner, and general competitive factors in the marketplace.

We may face risks with respect to future acquisitions.

When we attempt to expand our business through mergers and acquisitions, we seek targets that are culturally similar to us, have experienced management and possess either market presence or have potential for improved profitability through economies of scale or expanded services. In addition to the general risks associated with our growth plans, which are highlighted above, in general, acquiring other banks, businesses or branches, particularly those in markets with which we are less familiar, involves various risks commonly associated with acquisitions.

We expect to continue to evaluate merger and acquisition opportunities that are presented to us in our current markets, as well as other markets, throughout the region and conduct due diligence activities related to possible transactions with other financial institutions. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash or equity securities and related capital raising transactions may occur at any time. Generally, acquisitions of financial institutions involve the payment of a premium over book and market values, and, therefore, some dilution of our book value and fully diluted earnings per share may occur in connection with any future transaction. Failure to realize the expected revenue increases, cost savings, increases in product presence and/or other projected benefits from an acquisition could have a material adverse effect on our financial condition and results of operations.

Our concentration in loans secured by real estate, particularly commercial real estate and construction and development, is subject to risks that could adversely affect our results of operations and financial condition.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, lease, consumer and other loans. Many of our loans are secured by real estate (both residential and commercial) in our market areas. Consequently, declines in economic conditions in these market areas may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse.

At December 31, 2024, approximately 78% of our loans and leases had real estate as a primary or secondary component of collateral, which includes 9% of our loans secured by construction and development collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Although real estate prices in most of our markets are strong, a renewed decline in real estate values would expose us to further deterioration in the value of the collateral for all loans secured by real estate and may adversely affect our results of operations and financial condition.

Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans, particularly when there is a downturn in the business cycle. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions and a downturn in the local economy or in occupancy rates in the local economy where the property is located, each of which could increase the likelihood of default on the loan. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in the percentage of nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our results of operations and financial condition, which could negatively affect our stock price.

If a commercial real estate loan defaults, there are legal expenses associated with obtaining the real estate which typically serves as collateral for the loan. Once we obtain collateral for a commercial real estate loan that has defaulted, it is put into other real estate owned. Other real estate owned assets generally do not produce income but do have the costs associated with the ownership of real estate, principally real estate taxes and maintenance costs. Since these assets have a cost to maintain, our goal is to keep costs at a minimum by liquidating the assets as soon as possible. A declining economic environment and political turmoil generally results in an increase in the rate of loan defaults, downward pressure on foreclosed asset values and increased marketing periods.

Our largest loan relationships currently make up a significant percentage of our total loan portfolio.

As of December 31, 2024, our 10 largest borrowing relationships totaled approximately $314 million in outstanding balances, or approximately 9% of our total loan portfolio. The concentration risk associated with having a small number of relatively large loan relationships is that if one or more of these relationships were to become delinquent or suffer default, we could be at risk of material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance could have a material adverse effect on our business, financial condition, results of operations and prospects.

Declines in the businesses or industries of our customers could cause increased credit losses and decreased loan balances, which could adversely affect our financial results.

The small to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, including the continued elevated inflationary and interest rate environment, which may impair a borrower's ability to repay a loan or lease, and such impairment could have an adverse effect on our business, financial condition and results of operations. A substantial focus of our marketing and business strategy is to serve small to medium-sized businesses in our market areas. As a result, a relatively high percentage of our loan and lease portfolio consists of commercial loans to such businesses. We further anticipate an increase in the amount of loans to small to medium-sized businesses during 2025.

Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan or lease. In addition, the success of a small and medium-sized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan or lease. If general economic conditions negatively impact the markets in which we operate, and small to medium-sized businesses are adversely affected or our borrowers are otherwise harmed by adverse business developments, this, in turn, could have an adverse effect on our business, financial condition and results of operations.

Our use of appraisals in deciding whether to make a loan secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is conducted, and an error in fact or judgment could adversely affect the reliability of an appraisal. In addition, events occurring after the initial appraisal may cause the value of the real estate to decrease. As a result of any of these factors the value of collateral securing a loan may be less than estimated, and if a default occurs we may not recover the outstanding balance of the loan.

Liquidity risk could impair our ability to fund our operations and jeopardize our financial condition.

Liquidity represents an institution's ability to provide funds to satisfy demands from depositors, borrowers and other creditors by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility that we may be unable to satisfy current or future funding requirements and needs.

The objective of managing liquidity risk is to ensure that our cash flow requirements resulting from depositor, borrower and other creditor demands as well as our operating cash needs, are met, and that our cost of funding such requirements and needs is reasonable. We maintain an asset/liability and interest rate risk policy and a liquidity and funds management policy, including a contingency funding plan that, among other things, include procedures for managing and monitoring liquidity risk. Generally, we rely on deposits, repayments of loans and cash flows from our investment securities as our primary sources of funds. Our principal deposit sources include consumer, commercial and public funds customers in our markets. We have used these funds, together with wholesale deposit sources such as brokered deposits, along with Federal Home Loan Bank of Cincinnati ("FHLB Cincinnati") advances, federal funds purchased and other sources of short-term and long-term borrowings, to make loans, acquire investment securities and other assets and to fund continuing operations.

An inability to maintain or raise funds in amounts necessary to meet our liquidity needs could have a substantial negative effect, individually or collectively, on SmartFinancial and SmartBank's liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms attractive to us, could be impaired by factors that affect us specifically or the financial services industry in general. For example, factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us, a reduction in our credit rating, any damage to our reputation or any other decrease in depositor or investor confidence in our creditworthiness and business. Our access to liquidity could also be impaired by factors that are not specific to us, such as severe volatility or disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole. Any such event or failure to manage our liquidity effectively could affect our competitive position, increase our borrowing costs and the interest rates we pay on deposits, limit our access to the capital markets, cause our regulators to criticize our operations and have a material adverse effect on our results of operations or financial condition.

Our most important source of funds consists of our customer deposits. Such deposit balances can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, we could lose a relatively low cost source of funds, which would require us to seek wholesale funding alternatives in order to continue to grow, thereby increasing our funding costs and reducing our net interest income and net income. Moreover, competition among U.S. banks and non-banks for customer deposits is intense and may increase the cost of deposits (particularly in an elevated rate environment) or prevent new deposits and may otherwise negatively affect our ability to grow our deposit base. In addition, our access to deposits may be affected by the liquidity and/or cash flow needs of depositors, which may be exacerbated in an inflationary, recessionary, or elevated rate environment. This may cause our deposit accounts to decrease in the future, and any such decrease could have a material adverse impact on our sources of funding. Loan repayments are a relatively stable source of funds but are subject to the borrowers' ability to repay loans, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inflation, the imposition of tariffs and retaliatory responses, labor shortages, inclement weather, natural disasters, acts of war, prolonged government shutdowns and other factors. Furthermore, loans generally are not readily convertible to cash. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet growth in loans, deposit withdrawal demands or otherwise fund operations. Such secondary sources include FHLB Cincinnati advances, brokered deposits, secured and unsecured federal funds lines of credit from correspondent banks, Federal Reserve borrowings and/or accessing the equity or debt capital markets.

We anticipate we will continue to rely primarily on deposits, loan and lease repayments, and cash flows from our investment securities to provide liquidity. Additionally, where necessary, the secondary sources of borrowed funds described above will be used to augment our primary funding sources. If we are unable to access any of these secondary funding sources when needed, we might be unable to meet our customers' or creditors' needs, which would adversely affect our financial condition, results of operations, and liquidity.

We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities or our own analysis of the value of the security, defaults by the issuer or individual mortgagors with respect to the underlying securities, or instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our financial condition and results of operations.

We face additional risks due to our increase in mortgage banking activities that have and could negatively impact our net income and profitability.

We have established mortgage banking operations which expose us to risks that are different from our retail and commercial banking operations. During higher and rising interest rate environments, the demand for mortgage loans and the level of refinancing activity tends to decline, which can lead to reduced volumes of business and lower revenues, which could negatively impact our earnings. In 2022 and 2023, in response to growing signs of inflation, the Federal Reserve increased interest rates rapidly, but subsequently lowered the federal funds rate in September, November, and December of 2024 and indicated that the rate is likely to be held steady in 2025, or decreased, contingent upon improving inflationary conditions. Because we sell a portion of the mortgage loans we originate, the profitability of our mortgage banking operations also depends in large part on our ability to aggregate a high volume of loans and sell them in the secondary market at a gain. Thus, in addition to our dependence on the interest rate environment, we are dependent upon (a) the existence of an active secondary market and (b) our ability to profitably sell loans into that market. Profitability of our mortgage operations will depend upon our ability to increase production and thus income while holding or reducing costs. In addition, mortgages sold to third-party investors are typically subject to certain repurchase provisions related to borrower refinancing, defaults, fraud or other reasons stipulated in the applicable third-party investor agreements. If the fair value of a loan when repurchased is less than the fair value when sold, we may be required to charge such shortfall to earnings.

Any expansion into new lines of business might not be successful.

As part of our ongoing strategic plan, we will continue to consider expansion into new lines of business through the acquisition of third parties, or through organic growth and development. There are substantial risks associated with such efforts, including risks that (a) revenues from such activities might not be sufficient to offset the development, compliance, and other implementation costs, (b) competing products and services and shifting market preferences might affect the profitability of such activities, (c) regulatory compliance obligations prevent the success of a new line of business, and (d) our internal controls might be inadequate to manage the risks associated with new activities. Furthermore, it is possible that our unfamiliarity with new lines of business might adversely affect the success of such actions. If any such expansions into new product markets are not successful, there could be an adverse effect on our financial condition and results of operations.

Any deficiencies in our financial reporting or internal controls could materially and adversely affect us, including resulting in material misstatements in our financial statements, and could materially and adversely affect the market price of our common stock.

If we fail to maintain effective internal controls over financial reporting, our operating results could be harmed and it could result in a material misstatement in our financial statements in the future. Inferior controls and procedures or the identification of accounting errors could cause our investors to lose confidence in our internal controls and question our reported financial information, which, among other things, could have a negative impact on the trading price of our common stock. Additionally, we could become subject to increased regulatory scrutiny and a higher risk of shareholder litigation, which could result in significant additional expenses and require additional financial and management resources.

Inability to retain senior management and key employees or to attract new experienced financial services professionals could impair our relationship with our customers, reduce growth and adversely affect our business.

We have assembled a senior management team which has substantial background and experience in banking and financial services. Moreover, much of our historical loan growth was the result of our ability to attract experienced financial services professionals who have been able to attract customers from other financial institutions. Leadership changes will occur from time to time, and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. Competition for senior executives and skilled personnel in the financial services and banking industry is intense, as we compete with both smaller banks that may be able to offer bankers with more responsibility and autonomy and larger banks that may be able to offer bankers with higher compensation, resources and support, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. We need to continue to attract and retain key personnel and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. Our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by applicable banking laws and regulations as discussed in "Part 1 – Item 1. Business – Supervision and Regulation – Regulation of the Company – Incentive Compensation." Inability to retain these key personnel or to continue to attract experienced lenders with established books of business could negatively impact our growth because of the loss of these individuals' skills and customer relationships and/or the potential difficulty of promptly replacing them. In addition, to attract and retain personnel with appropriate skills and knowledge to support our business, we may offer a variety of benefits, which could reduce our earnings.

Employee misconduct could expose us to significant legal liability and reputational harm.

We are vulnerable to reputational harm because we operate in an industry in which integrity and the confidence of our customers are of critical importance. Our employees could engage in fraudulent, illegal, wrongful or suspicious activities, and/or activities resulting in consumer harm that adversely affects our customers and/or our business. The precautions we take to detect and prevent such misconduct may not always be effective and regulatory sanctions and/or penalties, serious harm to our reputation, financial condition, customer relationships and ability to attract new customers. In addition, improper use or disclosure of confidential information by our employees, even if inadvertent, could result in serious harm to our reputation, financial condition and current and future business relationships. The precautions we take to detect and prevent such misconduct may not always be effective.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. We could also be impacted by current or future negative perceptions and expectations about the prospects for the financial services industry (including the impact of Moody's Investors Service's rating change of the outlook of the US banking system from "stable" to "negative"), which could worsen over time and result in downward pressure on, and continued or accelerated volatility of, bank securities. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Additionally, if our competitors were extending credit on terms we found to pose excessive risks, or at interest rates which we believed did not warrant the credit exposure, we may not be able to maintain our business volume and could experience deteriorating financial performance.

Risks Related to Our Stock

Our ability to declare and pay dividends is limited.

There can be no assurance of whether or when we may pay dividends on our common stock in the future. Future dividends, if any, will be declared and paid at the discretion of our board of directors and will depend on a number of factors. Our principal source of funds used to pay cash dividends on our common stock will be dividends that we receive from SmartBank. Although the Bank's asset quality, earnings performance, liquidity and capital requirements will be taken into account before we declare or pay any future dividends on our common stock, our board of directors will also consider our liquidity and capital requirements and our board of directors could determine to declare and pay dividends without relying on dividend payments from the Bank.

Federal and state banking laws and regulations and state corporate laws restrict the amount of dividends we may declare and pay. For example, the Federal Reserve could decide at any time that paying any dividends on our common stock could be an unsafe or unsound banking practice. For a discussion of current regulatory limits on our ability to pay dividends, see "Part I – Item 1. Business – Supervision and Regulation – Regulation of the Company – Payment of Dividends" in this Report for further information.

Even though our common stock is currently traded on the New York Stock Exchange ("NYSE"), it has less liquidity than many other stocks quoted on a national securities exchange.

The trading volume in our common stock on the NYSE has been relatively low when compared with larger companies listed on the NYSE or other stock exchanges. Although we have experienced increased liquidity in our stock, we cannot say with any certainty that a more active and liquid trading market for our common stock will continue to develop. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the continued development of the trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

We may issue additional shares of stock or equity derivative securities, including awards to current and future executive officers, directors and employees, which could result in the dilution of shareholders' investment.

Our authorized capital includes 40,000,000 shares of common stock and 2,000,000 shares of preferred stock. As of December 31, 2024, we had 16,925,672 shares of common stock and no shares of preferred stock outstanding and had reserved or otherwise set aside for issuance 10,148 shares underlying outstanding options and 1,595,020 shares that are available for future grants of stock options, restricted stock or other equity-based awards pursuant to our equity incentive plans. Subject to NYSE rules, our board of directors generally has the authority to issue all or part of any authorized but unissued shares of common stock or preferred stock for any corporate purpose. We anticipate that we will issue additional equity in connection with the acquisition of other strategic partners and that in the future we likely will seek additional equity capital as we develop our business and expand our operations, depending on the timing and magnitude of any particular future acquisition. These issuances would dilute the ownership interests of existing shareholders and may dilute the per share book value of the common stock. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then existing shareholders.

In addition, the issuance of shares under our equity compensation plans will result in dilution of our shareholders' ownership of our common stock. The exercise price of stock options could also adversely affect the terms on which we can obtain additional capital. Option holders are most likely to exercise their options when the exercise price is less than the market price for our common stock. They may profit from any increase in the stock price without assuming the risks of ownership of the underlying shares of common stock by exercising their options and selling the stock immediately.

Although there are currently no shares of our preferred stock issued and outstanding, our board of directors has the power, without shareholder approval (subject to NYSE shareholder approval rules), to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our shareholders (subject to NYSE shareholder approval rules) may impede a takeover of us and prevent a transaction perceived to be favorable to our shareholders.

Corporate responsibility risks could adversely affect our reputation and shareholder, employee, client and third party relationships and may negatively affect our stock price.

Our business faces increasing public scrutiny related to corporate responsibility activities. We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, such as diversity, equity, inclusion, environmental stewardship, human capital management, investment in our local communities, and transparency.

Furthermore, as a result of our diverse base of clients and business partners, we may face potential negative publicity based on the identity of our clients or business partners and the public's (or certain segments of the public's) view of those entities. Such publicity may arise from traditional media sources or from social media and may increase rapidly in size and scope. If our client or business partner relationships were to become intertwined in such negative publicity, our ability to attract and retain clients, business partners, and employees may be negatively impacted, and our stock price may also be negatively impacted. Additionally, we may face pressure to not do business in certain industries that are viewed as harmful to the environment or are otherwise negatively perceived, which could impact our growth.

Additionally, some investors and shareholder advocates are placing ever increasing emphasis on how corporations address corporate responsibility issues in their business strategy when making investment decisions and when developing their investment theses and proxy recommendations. We may incur meaningful costs with respect to our corporate responsibility efforts, and if such efforts are negatively perceived, our reputation and stock price may suffer. In addition, ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs.

Our securities are not FDIC insured.

Securities that we issue, including our common stock, are not savings or deposit accounts or other obligations of any bank, insured by the FDIC, any other governmental agency or instrumentality, or any private insurer, and are subject to investment risk, including the possible loss of our shareholders' investments.

Anti-takeover laws and certain agreements and charter provisions may adversely affect the price of our common stock.

Certain provisions of state and federal law and our articles of incorporation may make it more difficult for someone to acquire control of the Company. Under federal law, subject to certain exemptions, a person, entity, or group must notify the federal banking agencies before acquiring 10% or more of the outstanding voting stock of a bank holding company, including the Company's shares. Banking agencies review the acquisition to determine if it will result in a change of control. The banking agencies have 60 days to act on the notice, and take into account several factors, including the resources of the acquiror and the antitrust effects of the acquisition. There also are Tennessee statutory provisions and provisions in our charter that may be used to delay or block a takeover attempt. As a result, these statutory provisions and provisions in our articles of incorporation could result in the Company being less attractive to a potential acquiror.

Secondly, the amount of common stock owned by, and other compensation arrangements with, certain of our officers and directors may make it more difficult to obtain shareholder approval of potential takeovers that they oppose. Agreements with our senior management also provide for significant payments under certain circumstances following a change in control. These compensation arrangements, together with the common stock and option ownership of our board of directors and management, could make it difficult or expensive to obtain majority support for shareholder proposals or potential acquisition proposals that the board of directors and officers oppose.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Our risk management program is designed to identify, assess, and mitigate risks across various aspects of our company, including financial, operational, regulatory, reputational, and legal. Cybersecurity is a critical component of this program, given the increasing reliance on technology and potential of cyber threats. Our Information Security Officer is primarily responsible for this cybersecurity component and is a key member of the risk management organization, reporting directly to the Chief Risk Officer and as discussed below, periodically to our Information Technology Steering Committee, Audit Committee and to our board of directors. Our objective for managing cybersecurity risk is to avoid or minimize the impacts of external threat events or other efforts to penetrate, disrupt or misuse our systems or information.

The structure of our information security program is designed around the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, regulatory guidance, the Federal Financial Institutions Examination Council ("FFIEC") guidelines. In addition, we leverage certain industry and government associations, third-party benchmarking, audits, and threat intelligence feeds to facilitate and promote program effectiveness. Our Information Security Officer and our Chief Technology Officer, along with key members of their teams, regularly collaborate with peer banks, industry groups, and policymakers to discuss cybersecurity trends and issues and identify best practices. The Information Security Program is periodically reviewed by such personnel with the goal of addressing changing threats and conditions. We employ an in-depth, layered, defensive strategy that embraces a "trust by design" philosophy when designing new products, services, and technology. We leverage people, processes, and technology as part of our efforts to manage and maintain cybersecurity controls. We also employ a variety of preventative and detective tools designed to monitor, block, and provide alerts regarding suspicious activity, as well as to report on suspected advanced persistent threats. We have established processes and systems designed to mitigate cyber risk, including regular and on-going education and training for employees, preparedness simulations and tabletop exercises, and recovery and resilience tests. We engage in regular assessments of our infrastructure, software systems, and network architecture, using internal cybersecurity experts and third-party specialists. We also maintain a third-party risk management program designed to identify, assess, and manage risks, including cybersecurity risks, associated with external service providers and our supply chain. We also actively monitor our email gateways for malicious phishing email campaigns and monitor remote connections as a significant portion of our workforce has the option to work remotely. We leverage internal and external auditors and independent external partners to periodically review our processes, systems, and controls, including with respect to our information security program, to assess their design and operating effectiveness and make recommendations to strengthen our risk management program.

We maintain an Incident Response Plan that provides a documented framework for responding to actual or potential cybersecurity incidents, including timely notification of and escalation to the appropriate Board-approved management committees, as discussed further below, and to the Information Technology Steering Committee. The Incident Response Plan is coordinated through the Information Security Officer and key members of management are embedded into the Plan by its design. The Incident Response Plan facilitates coordination across multiple parts of our organization and is evaluated at least annually. Notwithstanding our defensive measures and processes, the threat posed by cyber-attacks is severe. Our internal systems, processes, and controls are designed to mitigate loss from cyber-attacks and, while we have experienced cybersecurity incidents in the past, to date, risks from cybersecurity threats have not materially affected our company. Please see Part I, Item 1A Risk Factors for further discussion of the risks associated with an interruption or breach in our information systems or infrastructure.

Governance

Our Information Security Officer has 24 years of experience working for financial institutions and has served in the role of Chief Information Officer and Chief Information Security Officer. He is a certified and active Certified Information Security Manager ("CISM") professional. Our Information Security Officer is accountable for managing our enterprise information security department and delivering our information security program. The responsibilities of this department include cybersecurity risk assessment, defense operations, incident response, vulnerability assessment, threat intelligence, identity access governance, third-party risk management, and business resilience. The department, as a whole, consists of information security professionals with varying degrees of education and experience. Individuals within the department are generally subject to professional education and certification requirements. In particular, our Information Security Officer has substantial relevant expertise and formal training in the areas of information security and cybersecurity risk management.

Our board of directors has approved management committees including the Information Technology Steering Committee, which focuses on technology impact, and the Risk Management Committee, which focuses on business impact and cyber security awareness. These committees provide oversight and governance of the technology program and the information security program. These committees are chaired by department managers and include the Information Security Officer and Chief Technology Officer as well as their direct reports and other key departmental managers from throughout the entire company. These committees generally meet quarterly to provide oversight of the risk management strategy, standards, policies, practices, controls, and mitigation and prevention efforts employed to manage security risks. More frequent meetings occur from time to time in accordance with the Incident Response Plan in order to facilitate timely informing and monitoring efforts.

The Information Security Officer reports summaries of key issues, including significant cybersecurity and/or privacy incidents discussed at committee meetings and the actions taken to the Information Technology Steering Committee on a quarterly basis (or more frequently as may be required by the Incident Response Plan). The Information Technology Steering and Audit Committees are responsible for overseeing our information security and technology programs, including management's actions to identify, assess, mitigate, and remediate or prevent material cybersecurity issues and risks. Our Information Security Officer and our Chief Technology Officer provide quarterly reports to the Information Technology Steering Committee regarding the information security program and the technology program, key enterprise cybersecurity initiatives, and other matters relating to cybersecurity processes. The Information Technology Steering Committee reviews and approves our information security and technology budgets and strategies annually. Additionally, the Risk Management Committee and Audit Committee of our board of directors reviews our cyber security risk profile on a quarterly basis. The Information Technology Steering Committee and Risk Management Committee each provide a report of their activities to the full board of directors at least quarterly.

ITEM 2. PROPERTIES

The Company's executive offices are located at 5401 Kingston Pike, #600, Knoxville, Tennessee 37919. This property is owned by SmartBank and also serves as a branch location for the Bank's customers. At December 31, 2024, we conducted branch banking operations in 42 offices in 3 states. These offices include both owned and leased facilities as follows:

State	Owned	Leased	Total
Tennessee			
Branch operations	18	6	24
Alabama			
Branch operations	9	5	14
Florida			
Branch operations	2	2	4
	29	13	42

ITEM 3. LEGAL PROCEEDINGS

At December 31, 2024, neither SmartFinancial, nor SmartBank, was involved in any material litigation. SmartBank is periodically involved as a plaintiff or defendant in various legal actions in the ordinary course of its business. Management believes that any claims pending against SmartFinancial, or its subsidiary, are without merit or that the ultimate liability, if any, resulting from them will not materially affect SmartBank's financial condition or SmartFinancial's consolidated financial position.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

<p align="center">**PART II**</p>

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

SmartFinancial's common stock is listed on the New York Stock Exchange under the symbol "SMBK".

As of March 10, 2025, there were approximately 7,142 holders of record of SmartFinancial's common stock and 17,018,018 shares outstanding.

Subject to the approval of the board of directors and applicable regulatory requirements, the Company expects to continue its policy of paying regular cash dividends on a quarterly basis. Dividends from SmartBank are the Company's primary source of funds to pay dividends on its common stock. Additional information regarding restrictions on the ability of SmartBank to pay dividends to the Company and for the Company to pay dividends to its shareholders is contained in "Part I – Item 1. Business – Supervision and Regulation – Payment of Dividends".

Equity Compensation Plan Information

For information relating to compensation plans under which our equity securities are authorized for issuance, see Part III Items 11 and 12.

Issuer Purchases of Equity Securities

On November 20, 2018, the Company announced that its board of directors had authorized a stock repurchase plan pursuant to which the Company may purchase up to $10.0 million in shares of the Company's outstanding common stock. Stock repurchases under the plan will be made from time to time in the open market, at the discretion of the management of the Company, and in accordance with applicable legal requirements. The stock repurchase plan does not obligate the Company to repurchase any dollar amount or number of shares, and the program may be extended, modified, amended, suspended, or discontinued at any time. As of December 31, 2024, we have purchased $8.5 million of the authorized $10.0 million and may purchase up to an additional $1.5 million in the Company's outstanding common stock pursuant to the plan.

The following table summarizes the Company's repurchase activity during the quarter ended December 31, 2024:

Period	Total Number of Shares Repurchased	Weighted Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs *(in thousands)*
October 1, 2024 to October 31, 2024	—	$ —	—	$ 1,546
November 1, 2024 to November 30, 2024	—	—	—	1,546
December 1, 2024 to December 31, 2024	—	—	—	1,546
Total	—	$ —	—	$ 1,546

Stock Performance Graph

The following performance graph and related information are neither "soliciting material" nor "filed' with the SEC, nor shall such information be incorporated by reference into any future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent the Company specifically incorporates it by reference to such filing.

The performance graph compares the cumulative five-year shareholder return on the Company's common stock, assuming an investment of $100 on December 31, 2019, and reinvestment of dividends thereafter, to that of the common stocks of United States companies reported in the Russell 3000 Index and the common stocks of the S&P SmallCap Bank Index. The S&P SmallCap Bank Index contains securities of NYSE and NASDAQ-listed companies with market capitalizations between $250 million and $1 billion. The index primarily includes banks and, to a lesser extent, insurance underwriters and specialty lenders providing a broad range of financial services, including retail banking, loans, and money transmissions.



Symbol	Total Returns Index For:	2019	2020	2021	2022	2023	2024
▲	Smart Financial	$ 100.00	77.69	$ 118.35	$ 120.40	$ 108.57	$ 139.02
◆	Russell 3000	$ 100.00	$ 120.89	$ 151.91	$ 122.73	$ 154.59	$ 191.39
■	S&P SmallCap Bank	$ 100.00	$ 90.82	$ 126.43	$ 111.47	$ 112.03	$ 132.44

Definitions:

1) The Russell 3000 Index is a market-capitalization-weighted equity index which tracks the performance of the 3,000 largest U.S.-traded stocks.
2) The S&P SmallCap Bank Index is a market-capitalization-weighted index which tracks the performance of NYSE and NASDAQ-listed banks, insurance underwriters and specialty lenders in S&P's coverage universe with $250M to $1B market capitalization as of most recent pricing data.

Notes:

1) The lines represent monthly index levels derived from compounded daily returns that include all dividends.
2) The indexes are reweighted daily, using the market capitalization on the previous day.
3) If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
4) The index level for all series was set to $100.00 on 12/31/2019.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Financial Data

Set forth below is certain selected financial data related to the Company's operations for 2024, 2023 and 2022: *(dollars in thousands, except per share data)*

	2024	2023	2022
Balance Sheet:			
Total assets	$ 5,275,904	$ 4,829,387	$ 4,637,498
Loans and leases	3,906,340	3,444,462	3,253,627
Allowance for credit losses	(37,423)	(35,066)	(23,334)
Total securities	608,987	689,646	769,842
Goodwill and other intangibles, net	104,723	107,148	109,772
Total deposits	4,686,483	4,267,854	4,077,100
Borrowings	8,135	13,078	41,860
Subordinated debt	39,684	42,099	42,015
Shareholders' equity	491,461	459,886	432,452
Income Statement:			
Interest income	$ 251,119	$ 218,043	$ 158,834
Interest expense	113,769	87,963	21,333
Net interest income	137,350	130,080	137,501
Provision for loan and lease losses	5,153	3,029	4,018
Net interest income after provision for loan and lease losses	132,197	127,051	133,483
Noninterest income	34,152	22,325	27,715
Noninterest expense	120,890	113,150	106,290
Income before income taxes	45,459	36,226	54,908
Income tax expense	9,318	7,633	11,886
Net income	$ 36,141	$ 28,593	$ 43,022
Per Share Data:			
Earnings per common share - basic	$ 2.16	$ 1.70	$ 2.57
Weighted average common shares outstanding - basic	16,768,956	16,805,068	16,740,450
Earnings per common share - diluted	$ 2.14	$ 1.69	$ 2.55
Weighted average common shares outstanding - diluted	16,875,456	16,911,185	16,871,369
Common dividends per share	$ 0.32	$ 0.32	$ 0.28
Book value per share	$ 29.04	$ 27.07	$ 25.59
Common shares outstanding at end of period	16,925,672	16,988,879	16,900,805
Performance Ratios:			
Return on average assets	0.73 %	0.60 %	0.92 %
Return on average shareholders' equity	7.63 %	6.45 %	10.16 %
Tax equivalent net interest margin	3.04 %	2.97 %	3.20 %
Interest rate spread	2.32 %	2.32 %	3.01 %
Noninterest income to average assets	0.69 %	0.47 %	0.59 %
Noninterest expense to average assets	2.45 %	2.38 %	2.27 %
Efficiency ratio	70.49 %	74.24 %	64.33 %
Credit Quality Ratios:			
Net (charge-offs) to average loans and leases	(0.08)%	(0.02)%	- %
Allowance for loan and leases to total loans and leases	0.96 %	1.02 %	0.72 %
Nonperforming loans and leases to total loans and leases, gross	0.20 %	0.24 %	0.09 %
Nonperforming assets to total assets	0.19 %	0.20 %	0.10 %
Capital Ratios[1]:			
Tier 1 leverage	8.29 %	8.27 %	7.95 %
Common equity Tier 1	9.76 %	10.16 %	9.65 %
Tier 1 capital	9.76 %	10.16 %	9.65 %
Total capital	11.10 %	11.80 %	11.40 %

[1]Capital Ratios are for SmartFinancial, Inc.

Business Overview

The following is a discussion of our financial condition and results of our operations for the years ended December 31, 2024, 2023 and 2022. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from our consolidated financial statements. The following discussion and analysis should be read along with our consolidated financial statements and the related notes included. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth in the "Forward-Looking Statements" and "Risk Factors" sections of this Annual Report on Form 10K, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

We are a bank holding company that was incorporated on September 19, 1983 under the laws of the State of Tennessee, and operate primarily through our wholly-owned bank subsidiary, SmartBank. As of December 31, 2024 the Bank provides a comprehensive suite of commercial and consumer banking services to clients through 42 full-service bank branches in select markets in East and Middle Tennessee, Alabama and Florida.

While we offer a wide range of commercial banking services, we focus on making loans secured primarily by commercial real estate and other types of secured and unsecured commercial loans to small and medium-sized businesses in a number of industries, as well as loans and leases to individuals for a variety of purposes. Our principal sources of funds for loans and leases and investing in securities are deposits and, to a lesser extent, borrowings. We offer a broad range of deposit products, including checking ("NOW"), savings, money market accounts and certificates of deposit. We actively pursue business relationships by utilizing the business contacts of our senior management, other bank officers and our directors, thereby capitalizing on our knowledge of our local market areas.

In addition to our banking services, we offer insurance products through SBK Insurance, Inc., formally known as Rains Insurance Agency, Inc. and loans and leases for heavy equipment through Fountain Equipment Finance, LLC, both are subsidiaries of the Bank. The Bank also contracts with RJFS, a registered broker-dealer and investment adviser, to offer and sell various securities and other financial products to the public through associates who are employed by both the Bank and RJFS. RJFS is a subsidiary of Raymond James Financial, Inc.

Executive Summary

The following is a summary of the Company's financial highlights and significant events during 2024:

- Net income totaled $36.1 million, or $2.14 per diluted common share, during the year ended of 2024 compared to $28.6 million, or $1.69 per diluted common share, for the same period in 2023.
- Net loans and leases growth of $459.5 million from December 31, 2023, with a record high net loans and leases of $3.9 billion at December 31, 2024.
- Total deposits growth of $418.6 million from December 31, 2023, with a record high total deposits of $4.7 billion at December 31, 2024.
- Return on average assets was 0.73% for the year ended December 31, 2024, compared to 0.60% for the year ended December 31, 2023.
- During the fourth quarter of 2024, the Company established a Real Estate Investment Trust ("REIT") subsidiary as a tax savings strategy.

Analysis of Results of Operations

<u>2024 compared to 2023</u>

Net income was $36.1 million, or $2.14 per diluted common share in 2024, compared to $28.6 million, or $1.69 per diluted common share in 2023. The tax equivalent net interest margin for 2024 was 3.04% compared to 2.97% for 2023. Noninterest income to average assets was 0.69% for 2024, increasing from 0.47% for 2023. Noninterest expense to average assets increased to 2.45% in 2024, up from 2.38% in 2023. Income tax expense was $9.3 million in 2024 with an effective tax rate of 20.5%, compared to $7.6 million in 2023 with an effective tax rate of 21.1%.

2023 compared to 2022

Net income was $28.6 million, or $1.69 per diluted common share in 2023, compared to $43.0 million, or $2.55 per diluted common share in 2022. The tax equivalent net interest margin for 2023 was 2.97% compared to 3.20% for 2022. Noninterest income to average assets was 0.47% for 2023, decreasing from 0.59% for 2022. Noninterest expense to average assets increased to 2.38% in 2023, up from 2.27% in 2022. Income tax expense was $7.6 million in 2023 with an effective tax rate of 21.1%, compared to $11.9 million in 2022 with an effective tax rate of 21.7%.

Net Interest Income and Yield Analysis

The management of interest income and expense is fundamental to our financial performance. Net interest income, the difference between interest income and interest expense, is the largest component of the Company's total revenue. Management closely monitors both total net interest income and the net interest margin (net interest income divided by average earning assets). We seek to maximize net interest income without exposing the Company to an excessive level of interest rate risk through our asset and liability policies. Interest rate risk is managed by monitoring the pricing, maturity and repricing options of all classes of interest-earning assets and interest-bearing liabilities. Our net interest margin can also be adversely impacted by the reversal of interest on nonaccrual loans and the reinvestment of loan payoffs into lower yielding investment securities and other short-term investments.

2024 compared to 2023

Net interest income, taxable equivalent, increased to $138.5 million in 2024 from $130.5 million in 2023. Average earning assets increased from $4.4 billion in 2023 to $4.6 billion in 2024, primarily from organic loan and lease growth. Over this period, average loan and lease balances increased by $273.0 million and interest-earning cash increased by $27.2 million, offset by a decrease in average securities of $134.8 million. Average interest-bearing deposits increased by $220.6 million, average noninterest-bearing deposits decreased $74.2 million and average borrowings increased by $3.9 million. The tax equivalent net interest margin increased to 3.04% for 2024, compared to 2.97% for 2023. The yield on earning assets increased from 4.98% for 2023, to 5.54% for 2024, primarily due to the Company's deployment of excess cash and cash equivalents into loans and leases and securities during 2024 and higher yields on cash deposits in the Federal Reserve System. The cost of average interest-bearing deposits increased from 2.59% for 2023, to 3.15% for 2024, primarily due to the impact of rising Federal Reserve rates, and such increases significantly contributing to the increase in interest expense in 2024.

2023 compared to 2022

Net interest income, taxable equivalent, decreased to $130.5 million in 2023 from $138.2 million in 2022. Average earning assets increased from $4.3 billion in 2022 to $4.4 billion in 2023, primarily from organic loan and lease growth. Over this period, average loan and lease balances increased by $386.0 million, offset by a decrease in interest-earning cash and federal funds sold of $304.7 million and average securities decreased by $10.5 million. Average interest-bearing deposits increased by $214.3 million, average noninterest-bearing deposits decreased $162.5 million and average borrowings decreased $15.2 million. The tax equivalent net interest margin decreased to 2.97% for 2023, compared to 3.20% for 2022. The yield on earning assets increased from 3.70% for 2022, to 4.98% for 2023, primarily due to the Company's deployment of excess cash and cash equivalents into loans and leases and securities during 2023 and higher yields on cash deposits in the Federal Reserve System. The cost of average interest-bearing deposits increased from 0.60% for 2022, to 2.59% for 2023, primarily due to the impact of rising Federal Reserve rates, and such increases significantly contributing to the increase in interest expense in 2023.

Summary of Average Balances, Interest and Rates

The following table presents *(dollars in thousands)*, for the periods indicated, information about: (i) weighted average balances, the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) average balances, the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) the interest rate spread; and (v) the net interest margin.

	2024			2023			2022		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
Assets:									
Loans and leases, including fees[1,2]	$ 3,607,558	$ 214,310	5.94 %	$ 3,334,523	$ 186,479	5.59 %	$ 2,948,511	$ 136,381	4.63 %
Taxable Securities	580,001	20,151	3.47 %	713,637	16,665	2.34 %	688,428	11,799	1.71 %
Tax-exempt securities[3]	63,679	1,780	2.80 %	64,816	1,795	2.77 %	100,566	2,831	2.82 %
Federal funds and other earning assets	300,081	16,000	5.33 %	272,864	13,481	4.94 %	577,593	8,488	1.47 %
Total interest-earning assets	4,551,319	252,241	5.54 %	4,385,840	218,420	4.98 %	4,315,098	159,499	3.70 %
Noninterest-earning assets	388,267			370,436			373,026		
Total assets	$ 4,939,586			$ 4,756,276			$ 4,688,124		
Liabilities and Shareholders' Equity:									
Interest-bearing demand deposits	$ 932,598	21,074	2.26 %	$ 959,639	20,214	2.11 %	$ 945,414	6,278	0.66 %
Money market and savings deposits	1,913,673	64,116	3.35 %	1,768,869	50,468	2.85 %	1,576,170	9,137	0.58 %
Time deposits	623,652	24,070	3.86 %	520,799	13,578	2.61 %	513,416	2,813	0.55 %
Total interest-bearing deposits	3,469,923	109,260	3.15 %	3,249,307	84,260	2.59 %	3,035,000	18,228	0.60 %
Borrowings	21,719	1,075	4.95 %	17,824	936	5.25 %	32,986	602	1.83 %
Subordinated debt	41,184	3,434	8.34 %	42,055	2,767	6.58 %	41,970	2,503	5.96 %
Total interest-bearing liabilities	3,532,826	113,769	3.22 %	3,309,186	87,963	2.66 %	3,109,956	21,333	0.69 %
Noninterest-bearing deposits	883,923			958,078			1,120,555		
Other liabilities	48,949			46,052			34,361		
Total liabilities	4,465,698			4,313,316			4,264,872		
Shareholders' equity	473,888			442,960			423,252		
Total liabilities and shareholders' equity	$ 4,939,586			$ 4,756,276			$ 4,688,124		
Net interest income, taxable equivalent		$ 138,472			$ 130,457			$ 138,166	
Interest rate spread			2.32 %			2.32 %			3.01 %
Tax equivalent net interest margin			3.04 %			2.97 %			3.20 %
Percentage of average interest-earning assets to average interest-bearing liabilities			128.83 %			132.54 %			138.75 %
Percentage of average equity to average assets			9.59 %			9.31 %			9.03 %

---

[1]Yields related to tax-exempt loans exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 21.0%. The taxable-equivalent adjustment was $748, $0 and $0 for the years ended December 31, 2024, 2023 and 2022, respectively.

[2]Loans include Paycheck Protection Program ("PPP") loans with an average balance of $1.6 million, $2.8 million and $14.1 million for the years ended December 31, 2024, 2023, and 2022, respectively. Loan fees included in loan income were $3.0 million, $5.3 million, and $4.1 million for 2024, 2023, and 2022, respectively. Loan fee income for the years ended December 31, 2024, 2023 and 2022, respectively, includes $43 thousand, $38 thousand and $1.9 million accretion of loan fees on PPP loans.

[2]Yields related to investment securities exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 21.0% in 2024, 2023 and 2022. The taxable-equivalent adjustment was $374 thousand, $377 thousand and $665 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

Rate and Volume Analysis

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. Net interest income, taxable equivalent, increased by $8.0 million between the years ended December 31, 2024 and 2023 and decreased by $7.7 million between the years ended December 31, 2023 and 2022. The following is an analysis of the changes in net interest income comparing the changes attributable to rates and those attributable to volumes *(in thousands)*:

	2024 Compared to 2023 Increase (decrease) due to			2023 Compared to 2022 Increase (decrease) due to		
	Rate	Volume	Net	Rate	Volume	Net
Interest-earning assets:						
Loans and leases	$ 12,563	$ 15,268	$ 27,831	$ 32,246	$ 17,852	$ 50,098
Taxable Securities	5,707	(2,221)	3,486	4,471	395	4,866
Tax-exempt securities	15	(30)	(15)	58	(1,094)	(1,036)
Federal funds and other earning assets	1,184	1,335	2,519	9,232	(4,239)	4,993
Total interest-earning assets	19,469	14,352	33,821	46,007	12,914	58,921
Interest-bearing demand deposits	1,430	(570)	860	13,842	94	13,936
Money market and savings deposits	9,516	4,132	13,648	40,214	1,117	41,331
Time deposits	7,812	2,680	10,492	10,724	41	10,765
Total interest-bearing deposits	18,758	6,242	25,000	64,780	1,252	66,032
Borrowings	(172)	311	139	656	(322)	334
Subordinated debt	724	(57)	667	259	5	264
Total interest-bearing liabilities	19,310	6,496	25,806	65,695	935	66,630
Net interest income	$ 159	$ 7,856	$ 8,015	$ (19,688)	$ 11,979	$ (7,709)

Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate times change in volume) is considered above as a change in volume.

Noninterest Income

Noninterest income is an important component of our total revenues. A significant portion of our noninterest income is associated with service charges on deposit accounts, capital markets income and interchange and debit card transaction fees.

The following table provides a summary of noninterest income for the periods presented *(in thousands)*:

		Year Ended December 31,			Year Ended December 31,	2023 - 2022
	2024	2023	Change		2022	Change
Service charges on deposit accounts	$ 6,862	$ 6,511	$ 351	$	5,853	$ 658
Gain (loss) on sale of securities	64	(6,801)	6,865		144	(6,945)
Mortgage banking	1,579	1,040	539		1,552	(512)
Investment services	5,945	5,105	840		4,144	961
Insurance commissions	5,696	4,684	1,012		3,595	1,089
Interchange and debit card transaction fees, net	5,277	5,457	(180)		5,435	22
Other	8,729	6,329	2,400		6,992	(663)
Total noninterest income	$ 34,152	$ 22,325	$ 11,827	$	27,715	$ (5,390)

2024 compared to 2023

Noninterest income increased $11.8 million to $34.2 million in 2024, compared to $22.3 million in 2023. The primary components of the changes in noninterest income were as follows:

- During 2023, loss on sale of securities, associated with a $6.8 million pre-tax loss on the sale of $159.6 million in available-for-sale securities, reinvesting into higher yielding assets;
- Increase in investment services, stemming from increased production;
- Increase in insurance commissions, driven by organic growth; and
- Increase in other, primarily related to $1.3 million pre-tax gain on the sale of a former branch building, income on bank owned life insurance, and fees from capital market activity.

2023 compared to 2022

Noninterest income decreased $5.4 million to $22.3 million in 2023, compared to $27.7 million in 2022. The primary components of the changes in noninterest income were as follows:

- Increase in service charges on deposit accounts, related to deposit growth and transaction volume;
- Increase in loss on sale of securities, associated with a $6.8 million pre-tax loss on the sale of $159.6 million in available-for-sale securities, reinvesting into higher yielding assets;
- Increase in investment services, stemming from increased production;
- Increase in insurance commissions, driven by the acquisition of Sunbelt Group, LLC ("Sunbelt") and organic growth; and
- Decrease in other, primarily related to decreased fees from capital market activity.

Noninterest Expense

The following table provides a summary of noninterest expense for the periods presented *(in thousands)*:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Change	Year Ended December 31, 2022	2023 - 2022 Change
Salaries and employee benefits	$ 72,100	$ 65,749	$ 6,351	$ 63,420	$ 2,329
Occupancy and equipment	13,617	13,451	166	12,034	1,417
FDIC insurance	3,390	3,156	234	2,672	484
Other real estate and loan-related expense	2,823	2,397	426	2,446	(49)
Advertising and marketing	1,321	1,342	(21)	1,293	49
Data processing and technology	9,930	9,235	695	7,283	1,952
Professional services	4,207	3,443	764	3,790	(347)
Amortization of intangibles	2,425	2,624	(199)	2,607	17
Merger-related and restructuring expenses	—	110	(110)	562	(452)
Other	11,077	11,643	(566)	10,183	1,460
Total noninterest expense	$ 120,890	$ 113,150	$ 7,740	$ 106,290	$ 6,860

2024 compared to 2023

Noninterest expense increased $7.7 million to $120.9 million in 2024, compared to $113.2 million in 2023. The primary components of the changes in noninterest expense were as follows:

- Increase in salary and employee benefits, primarily related to incentive accruals for production performance and overall employee benefits;
- Increase in data processing and technology, primarily from continued infrastructure build and overall growth; and
- Increases in professional services, primarily related to increases in legal fees, audit/accounting fees, and other professional services fees.

2023 compared to 2022

Noninterest expense increased $6.9 million to $113.2 million in 2023, compared to $106.3 million in 2022. The primary components of the changes in noninterest expense were as follows:

- Increase in salary and employee benefits, related to the Sunbelt acquisition completed September 1, 2022 and overall franchise growth;
- Increase in occupancy and equipment, due to ongoing infrastructure and facilities added to accommodate growth in operations;
- Increase in FDIC insurance, related to continued asset growth;
- Increase in data processing and technology, primarily from continued infrastructure build and overall growth; and
- Increases in other, primarily related to a Community Reinvestment Act donation of a former branch location and accruals in respect of pending litigation.

Income Taxes

2024 compared to 2023

In 2024, income tax expense totaled $9.3 million compared to $7.6 million in 2023. The effective tax rate was approximately 20.5% for 2024 compared to 21.1% in 2023.

2023 compared to 2022

In 2023, income tax expense totaled $7.6 million compared to $11.9 million in 2022. The effective tax rate was approximately 21.1% for 2023 compared to 21.7% in 2022. The primary reason for the 0.06% decline in the effective tax rate was due to lower earnings, largely from the $6.8 million pre-tax loss on the sale of available-for-sale securities during the year.

Loan and Lease Portfolio

Our loans and leases represent the largest portion of our earning assets, substantially greater than the securities portfolio or any other asset category, and the quality and diversification of the loan and lease portfolio is an important consideration when reviewing our financial condition. The Company had total net loans and leases outstanding of approximately $3.87 billion at December 31, 2024, and $3.41 billion at December 31, 2023. The year-over-year increase of $459.5 million, or 13.5%, was related to organic loan growth throughout all markets. Loans secured by real estate, consisting of commercial or residential property, are the principal component of our loan and lease portfolio.

The following tables summarize the composition of our loan and lease portfolio for the periods presented *(dollars in thousands)*:

	December 31, 2024	% of Gross Total	December 31, 2023	% of Gross Total
Commercial real estate:				
Non-owner occupied	$ 1,080,404	27.5 %	$ 940,789	27.2 %
Owner occupied	867,678	22.2 %	798,416	23.2 %
Consumer real estate	741,836	19.0 %	649,867	18.9 %
Construction and land development	361,735	9.3 %	327,185	9.5 %
Commercial and industrial	775,620	19.9 %	645,918	18.8 %
Leases	64,878	1.7 %	68,752	2.0 %
Consumer and other	14,189	0.4 %	13,535	0.4 %
Total loans and leases	3,906,340	100.0 %	3,444,462	100.0 %
Less: Allowance for credit losses	(37,423)		(35,066)	
Loans and leases, net	$ 3,868,917		$ 3,409,396	

Loan and Lease Portfolio Maturities

The following table sets forth the maturity distribution of our loans and leases, including the interest rate sensitivity for loans and leases maturing after one year *(in thousands)*:

	One Year or Less	One through Five Years	Five through Fifteen Years	Over Fifteen Years	Total	Rate Structure for Loans and Leases Maturing Over One Year Fixed Rate	Floating Rate
Commercial real estate:							
Non-owner occupied	$ 72,684	$ 745,248	$ 231,178	$ 31,294	$ 1,080,404	$ 555,845	$ 451,875
Owner occupied	24,565	445,600	373,646	23,867	867,678	453,957	389,156
Consumer real estate-mortgage	44,261	238,674	94,051	364,850	741,836	273,809	423,766
Construction and land development	77,534	189,195	47,811	47,195	361,735	105,139	179,062
Commercial and industrial	292,381	386,606	73,857	22,776	775,620	345,696	137,543
Leases	2,132	62,597	149	—	64,878	62,746	—
Consumer and other	8,703	4,932	513	41	14,189	5,069	417
Total loans and leases	$ 522,260	$ 2,072,852	$ 821,205	$ 490,023	$ 3,906,340	$ 1,802,261	$ 1,581,819

Past Due, Nonaccrual, and Loan Modifications for Loans and Leases

Loans and leases are considered past due when the contractual amounts due with respect to principal and interest are not received within 30 days of the contractual due date. Loans and leases are generally classified as nonaccrual if they are past due for a period of 90 days or more, unless such loans and leases are well secured and in the process of collection. If a loan or lease, or a portion of a loan or lease is classified as doubtful or as partially charged off, the loan or lease is generally classified as nonaccrual. Loans and leases that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and interest is in doubt. Loans and leases may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance of interest and principal by the borrower in accordance with the contractual terms.

While a loan or lease is classified as nonaccrual and the future collectability of the recorded loan or lease balance is doubtful, collections of interest and principal are generally applied as a reduction to the principal outstanding, except in the case of loans and leases with scheduled amortizations where the payment is generally applied to the oldest payment due. When the future collectability of the recorded loan and lease balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan and lease had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan and lease balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan and lease losses until prior charge-offs have been fully recovered.

Assets acquired as a result of foreclosure are recorded at estimated fair value in other real estate owned. Any excess of cost over estimated fair value at the time of foreclosure is charged to the allowance for credit losses. Valuations are periodically performed on these properties, and any subsequent write-downs are charged to earnings. Routine maintenance and other holding costs are included in noninterest expense.

Nonperforming loans and leases as a percentage of gross loans and leases, net of deferred fees, was 0.20% as of December 31, 2024, and 0.24% as of December 31, 2023, respectively. Total nonperforming assets as a percentage of total assets as of December 31, 2024, totaled 0.19% compared to 0.20% as of December 31, 2023.

The following table is a summary of our loans and leases that were past due at least 30 days but not more than 89 days and 90 days or more past due as of December 31, 2024, and 2023 *(dollars in thousands)*:

	Total Loans	Accruing Loans 30-89 Days Past Due		Accruing Loans 90 Days or More Past Due		Total Accruing Past Due Loans	
		Amount	Percentage of Loans in Category	Amount	Percentage of Loans in Category	Amount	Percentage of Loans in Category
December 31, 2024							
Commercial real estate:							
Non-owner occupied	$ 1,080,404	$ 378	0.03	$ -	-	$ 378	0.03
Owner occupied	867,678	411	0.05	-	-	411	0.05
Consumer real estate	741,836	2,748	0.37	-	-	2,748	0.37
Construction and land development	361,735	523	0.14	-	-	523	0.14
Commercial and industrial	775,620	1,745	0.22	144	0.02	1,889	0.24
Leases	64,878	1,453	2.24	-	-	1,453	2.24
Consumer and other	14,189	118	0.83	18	0.13	136	0.96
Total	$ 3,906,340	$ 7,376	0.19	$ 162	-	$ 7,538	0.19
December 31, 2023							
Commercial real estate:							
Non-owner occupied	$ 940,789	$ -	- %	$ -	- %	$ -	- %
Owner occupied	798,416	322	0.04		-	322	0.04
Consumer real estate	649,867	2,229	0.34	-	-	2,229	0.34
Construction and land development	327,185	631	0.19	-	-	631	0.19
Commercial and industrial	645,918	1,286	0.20	-	-	1,286	0.20
Leases	68,752	1,340	1.95	72	0.10	1,412	2.05
Consumer and other	13,535	89	0.66	98	0.72	187	1.38
Total	$ 3,444,462	$ 5,897	0.17	$ 170	-	$ 6,067	0.18

The following table is a summary of our nonaccrual loans and leases as of December 31, 2024, and 2023 *(dollars in thousands)*:

	December 31, 2024			December 31, 2023		
		Nonaccrual Loans			Nonaccrual Loans	
	Total Loans	Amount	Percentage of Loans in Category	Total Loans	Amount	Percentage of Loans in Category
Commercial real estate:						
Non-owner occupied	$ 1,080,404	$ 514	0.05 %	$ 940,789	$ 571	0.06 %
Owner occupied	867,678	906	0.10	798,416	1,473	0.18
Consumer real estate	741,836	1,995	0.27	649,867	2,647	0.41
Construction and land development	361,735	39	0.01	327,185	620	0.19
Commercial and industrial	775,620	1,820	0.23	645,918	2,480	0.38
Leases	64,878	2,433	3.75	68,752	140	0.20
Consumer and other	14,189	2	0.01	13,535	-	-
Total	$ 3,906,340	$ 7,709	0.20	$ 3,444,462	$ 7,931	0.23
Allowance for credit losses to nonaccrual loans		485.45%			424.75%	

Potential Problem Loans and Leases

At December 31, 2024, substandard or problem loans and leases amounted to approximately $11.7 million or 0.30% of total loans and leases outstanding. Potential problem loans and leases, which are not included in nonperforming loans and leases, represent those loans and leases with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Bank's primary regulators, for loans classified as substandard or worse, but not considered nonperforming loans and leases.

Allocation of the Allowance for Credit Losses

On January 1, 2023, we adopted FASB ASU 2016-13, which introduced the current expected credit losses ("CECL") methodology and required us to estimate all expected credit losses over the remaining life of our loan portfolio. For additional information relating to CECL, see Note 1—Summary of Significant Accounting Policies to our audited consolidated financial statements. Accordingly, the allowance for credit losses represents an amount that, in management's evaluation, is adequate to provide coverage for all expected future credit losses on outstanding loans. As of December 31, 2024, and 2023, our allowance for credit losses was $37.4 million and $35.1 million, respectively, which our management deemed to be adequate at each of the respective dates. Our allowance for credit losses as a percentage of total loans was 0.96% and 1.02% at December 31, 2024, and 2023, respectively.

The current methodology for assessing the appropriate allowance includes: (1) a collective quantified reserve determined by non-discounted cash flow analysis for the loan portfolio, (2) a collective quantified reserve determined by the open-pool methodology for the bank's lease portfolio, (3) collective qualitative factors to adjust expected credit losses for information not already captured in the loss estimation, (4) individual allowances on collateral-dependent loans where the bank may be inadequately protected by current paying capacity of the borrower. At December 31, 2024, 45% of the allowance is attributable to the collective qualitative factors, a slight decline from 46% at December 31, 2023.

Management considers forward-looking information in estimating expected credit losses. The Company uses an average of Fannie Mae and Federal Open Market Committee projections of the national unemployment rate as a regression tool to determine the best estimate of probability of default expectations. For the contractual term that extends beyond the reasonable and supportable forecast period, the Company reverts to the long term mean of historical factors using a straight-line approach. The Company uses an eight-quarter forecast and a four-quarter reversion period. Since adoption, the procedure for estimating probability of default expectations remains unchanged.

Management considers the need to qualitatively adjust expected credit losses for information not already captured in the loss estimation. The qualitative categories and the measurements used to quantify the risks within each of these categories are subjectively selected by management but measured by objective measurements period over period. The data for each measurement may be obtained from internal or external sources. The Company considers the qualitative factors that are relevant as of the reporting date, which may include, but are not limited to: independent loan review results, portfolio concentrations, lending strategies, quality of assets, regulatory review results and associate retention. The qualitative allowance will increase, or decrease, based on the assessment of these various factors.

We assess the adequacy of the allowance for credit losses on a quarterly basis. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of historical default and loss experience, current and projected economic conditions, asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay the loan (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations. The allowance is increased by provisions charged to expense and decreased by charge-offs, net of recoveries of amounts previously charged-off.

Based upon our evaluation of the loan portfolio, we believe the allowance for credit losses on loans and leases to be adequate to absorb our estimate of expected future credit losses on loans outstanding at December 31, 2024. While our policies and procedures used to estimate the allowance for credit losses as well as the resultant provision for credit losses charged to operations are considered adequate by management, they are necessarily approximate and imprecise. There are factors beyond our control, such as conditions in the local and national economy, local real estate market or a particular industry or borrower which may negatively impact, materially, our asset quality and the adequacy of our allowance for credit losses and, thus, the resulting provision for credit losses.

The following table sets forth, based on management's best estimate, the allocation of the allowance for credit losses on loans and leases to categories of loans and leases and loan and lease balances by category and the percentage of loans and leases in each category to total loans and leases and allowance for credit losses as a percentage of total loans and leases within each loan and lease category as of December 31 for each of the past two years *(dollars in thousands)*:

	Amount of Allowance Allocated		Percentage of Loans in Each Category to Total Loans	Total Loans		Ratio of Allowance Allocated to Loans in Each Category
December 31, 2024						
Commercial real estate:						
Non-owner occupied	$	6,972	27.5 %	$	1,080,404	0.65 %
Owner occupied		8,341	22.2		867,678	0.96
Consumer real estate		8,355	19.0		741,836	1.13
Construction and land development		4,168	9.3		361,735	1.15
Commercial and industrial		8,552	19.9		775,620	1.10
Leases		919	1.7		64,878	1.42
Consumer and other		116	0.4		14,189	0.82
Total	$	37,423	100.0 %	$	3,906,340	0.96
December 31, 2023						
Commercial real estate:						
Non-owner occupied	$	6,887	27.2 %	$	940,789	0.73 %
Owner occupied		8,377	23.2		798,416	1.05
Consumer real estate		7,249	18.9		649,867	1.12
Construction and land development		4,874	9.5		327,185	1.49
Commercial and industrial		6,924	18.8		645,918	1.07
Leases		640	2.0		68,752	0.93
Consumer and other		115	0.4		13,535	0.85
Total	$	35,066	100.0 %	$	3,444,462	1.02

The allowance associated with the individually evaluated loans and leases were approximately $3.9 million at December 31, 2024, compared to $3.5 million at December 31, 2023.

The following table presents information related to credit losses on loans and lease by loan segment for each of the years in the three year period ended December 31, *(dollars in thousands)*:

	Provision for Credit Losses		Net (charge-offs) Recoveries		Average Loans	Ratio of Net (charge-offs) Recoveries to Average Loans
Year Ended December 31, 2024						
Commercial real estate:						
Non-owner occupied	$	126	$	-	$ 992,390	- %
Owner occupied		(113)		36	828,270	-
Consumer real estate		1,102		4	680,895	-
Construction and land development		(265)		(441)	317,890	(0.14)
Commercial and industrial		2,397		(769)	707,125	(0.11)
Leases		1,583		(1,304)	67,389	(1.94)
Consumer and other		236		(235)	13,599	(1.73)
Total	$	5,066	$	(2,709)	$ 3,607,558	(0.08)
Year Ended December 31, 2023						
Commercial real estate:						
Non-owner occupied	$	577	$	-	$ 886,701	- %
Owner occupied		329		6	771,173	-
Consumer real estate		1,059		44	624,972	0.01
Construction and land development		(380)		25	367,421	0.01
Commercial and industrial		1,637		(188)	602,413	(0.03)
Leases		347		(345)	67,318	(0.51)
Consumer and other		186		(220)	14,525	(1.51)
Total	$	3,755	$	(678)	$ 3,334,523	(0.02)
For the year ended December 31, 2022						
Commercial real estate:						
Non-owner occupied	$	83	$	-	$ 824,555	- %
Owner occupied		951		6	673,680	-
Consumer real estate		43		531	520,447	0.10
Construction and land development		1,177		-	360,660	-
Commercial and industrial		339		(123)	493,236	(0.02)
Leases		879		84	61,960	0.14
Consumer and other		546		(534)	13,973	(3.82)
Total	$	4,018	$	(36)	$ 2,948,511	-

Investment Portfolio

Our investment portfolio is the second largest component of our interest earning assets. The portfolio serves the following purposes: (i) to optimize the Bank's income consistent with the investment portfolio's liquidity and risk objectives; (ii) to balance market and credit risks of other assets and the Bank's liability structure; (iii) to profitably deploy funds which are not needed to fulfill loan demand, deposit redemptions or other liquidity purposes; and (iv) provide collateral which the Bank is required to pledge against public funds.

Our available-for-sale ("AFS") investment portfolio is carried at fair market value and our held-to-maturity investment portfolio is carried at amortized cost, and consists primarily of Federal agency bonds, mortgage-backed securities, state and municipal securities and other debt securities. Our investment portfolio decreased from $689.6 million at December 31, 2023, to $609.0 million at December 31, 2024. The $80.7 million decrease is primarily related to the strategic decision not to reinvest the full proceeds of scheduled maturities back into the investment portfolio. The Company purchased $131.4 million of securities during the year ended December 31, 2024, which was offset by $210.5 million of sales, maturities, and prepayments received during the same period. New purchases were focused on higher yielding mortgage-backed securities to provide cash flow, liquidity and to support interest rate risk objectives. Our investment to asset ratio has decreased from 14.3% at December 31, 2023, to 11.5% at December 31, 2024 primarily due to deploying principal cash flow away from the investment portfolio.

Net unrealized losses in our AFS securities portfolio were $30.4 million as of December 31, 2024, compared to $33.0 million at December 31, 2023. The decrease was attributable to changes in market interest rates related to our securities, relative to when the securities were purchased. Principal paydowns/maturities on lower yielding securities as well as the decision to sell a portion of the bank's AFS securities also played a role in a decrease in the net unrealized loss change over the period.

The following table presents the contractual maturity of the Company's securities by contractual maturity date and average yields based on amortized cost (for all obligations on a fully taxable basis) at December 31, 2024 *(dollars in thousands)*. The composition and maturity/repricing distribution of the securities portfolio is subject to change depending on rate sensitivity, capital and liquidity needs.

	One Year or Less		One through Five Years		Five through Ten Years		Over Ten Years		Total	
Available-for-sale:	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]
U.S. Treasury	$ —	- %	$ 83,330	1.27 %	$ —	- %	$ —	- %	$ 83,330	1.27 %
U.S. Government agencies	—	-	119	6.20	38,798	6.29	—	-	38,917	6.29
State and political subdivisions	480	2.00	3,707	2.95	5,379	3.30	8,711	3.96	18,277	3.50
Other debt securities	999	4.18	6,921	6.78	32,901	5.05	500	4.50	41,321	5.31
Mortgage-backed securities	—	-	15,718	3.51	114,646	3..60	200,475	3.49	330,839	3.53
Total securities	$ 1,479	3.65	$ 109,795	2.00	$ 191,724	4.39	$ 209,686	3.51	$ 512,684	3.52
Held-to-maturity:										
U.S. Treasury	$ —	- %	$ —	- %	$ —	- %	$ —	- %	$ —	- %
U.S. Government agencies	—	-	—	-	41,871	1.84	6,241	2.01	48,112	1.86
State and political subdivisions	—	-	731	1.32	8,724	1.97	42,197	2.18	51,652	2.14
Other debt securities	—	-	—	-	—	-	—	-	—	-
Mortgage-backed securities	—	-	—	-	4,764	2.14	22,131	2.12	26,895	2.12
Total securities	$ —	-	$ 731	1.32	$ 55,359	1.89	$ 70,569	2.15	$ 126,659	2.03

[1]Based on amortized cost, taxable equivalent basis.

Deposits

Deposits are the primary source of funds for the Company's lending and investing activities. The Company provides a range of deposit services to businesses and individuals, including noninterest-bearing checking accounts, interest-bearing checking accounts, savings accounts, money market accounts, Individual Retirement Accounts ("IRAs") and certificates of deposit ("CDs"). These accounts generally earn interest at rates the Company establishes based on market factors and the anticipated amount and timing of funding needs. The establishment or continuity of a core deposit relationship can be a factor in loan pricing decisions. While the Company's primary focus is on establishing customer relationships to attract core deposits, at times, the Company uses brokered deposits and other wholesale deposits to supplement its funding sources. As of December 31, 2024, brokered deposits represented approximately 4.52% of total deposits.

The following table summarizes the average balances outstanding and average interest rates for each major category of deposits for 2024, 2023 and 2022 *(dollars in thousands)*:

	2024			2023			2022		
	Average Balance	% of Total	Average Rate	Average Balance	% of Total	Average Rate	Average Balance	% of Total	Average Rate
Noninterest-bearing demand	$ 883,923	20.3 %	—	$ 958,078	22.8 %	—	$ 1,120,555	27.0 %	—
Interest-bearing demand	932,598	21.4 %	2.26 %	959,639	22.8 %	2.11 %	945,414	22.8 %	0.66 %
Money market and savings	1,913,673	44.0 %	3.35 %	1,768,869	42.0 %	2.85 %	1,576,170	37.9 %	0.58 %
Time deposits	623,652	14.3 %	3.86 %	520,799	12.4 %	2.61 %	513,416	12.4 %	0.55 %
Total average deposits	$ 4,353,846	100.0 %	2.51 %	$ 4,207,385	100.0 %	2.00 %	$ 4,155,555	100.0 %	0.44 %

During 2024, average deposits increased in money market and savings and time deposits, with decreases in noninterest-bearing demand and interest-bearing demand deposits. The Company believes its deposit product offerings are properly structured to attract and retain core low-cost deposit relationships. The average cost of deposits was 2.51% in 2024 compared to 2.00% in 2023.

Total deposits as of December 31, 2024, were $4.7 billion, which was an increase of $418.6 million from December 31, 2023. This increase is related to organic deposit growth. As of December 31, 2024, the Company had outstanding time deposits under $250,000 of $541.8 million, time deposits over $250,000 of $302.8 million, and a time deposit fair value adjustment of $39 thousand. The following table summarizes the maturities of time deposits of $250,000 or more as of December 31, 2024 *(in thousands)*:

	December 31, 2024
Three months or less	$ 78,805
Three to six months	67,145
Six to twelve months	118,809
More than twelve months	38,076
Total	$ 302,835

As of December 31, 2024 and 2023, $2.08 billion and $1.76 billion, respectively, of our deposit portfolio was uninsured. The uninsured amounts are estimated based on the methodologies and assumptions used for the SmartBank's regulatory reporting requirements.

Borrowings and Subordinated Debt

Other than deposits, the Company uses short-term borrowings and long-term debt to provide both funding and, to a lesser extent, regulatory capital using debt at the Company level which can be down streamed as Tier 1 capital to the Bank. Total borrowings at December 31, 2024 and 2023, were $8.1 million and $13.1 million, respectively. The $5.0 million reduction in borrowings was primarily the repayment of $4.0 million on a line of credit. Short-term borrowings, included in borrowings, totaled $4.1 million at December 31, 2024 and $5.1 million at December 31, 2023 and consisted entirely of securities sold under repurchase agreements. Long-term debt totaled $39.7 million at December 31, 2024 and $42.1 million at December 31, 2023 and consisted entirely of subordinated debt. The $2.4 million reduction in long-term debt is related to the redemption of $2.5 million of sub-debt during 2024. For more information regarding our borrowings and subordinated debt, see "Part II – Item 8. Financial Statements and Supplementary Data – Note 9 – Borrowings and Line of Credit" and "Note 10 – Subordinated Debt."

Liquidity

Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders.

Our liquidity position is supported by management of liquid assets and access to alternative sources of funds. Our liquid assets include cash, interest-bearing deposits in correspondent banks, federal funds sold, and fair value of unpledged investment securities. Other available sources of liquidity include wholesale deposits, and additional borrowings from correspondent banks, FHLB advances, and the Federal Reserve discount window.

Our short-term and long-term liquidity requirements are primarily met through cash flow from operations, redeployment of prepaying and maturing balances in our loan and investment portfolios, and increases in customer deposits. Other alternative sources of funds will supplement these primary sources to the extent necessary to meet additional liquidity requirements on either a short-term or long-term basis.

As part of our liquidity management strategy, we open federal funds lines with our correspondent banks. As of December 31, 2024, we had $96.0 million of unsecured federal funds lines with no funds advanced. In addition, we have access to the Federal Reserve's discount window in the amount of $427.8 million with no borrowings outstanding as of

December 31, 2024. The Federal Reserve discount window line is collateralized by a pool of commercial real estate loans and commercial and industrial loans totaling $537.4 million as of December 31, 2024.

At December 31, 2024, we had no FHLB advances outstanding. For more information regarding the FHLB advances, see "Part II – Item 8. Financial Statements and Supplementary Data – Note 9 – Borrowings and Line of Credit." Based on the values of loans pledged as collateral, we had $306.6 million of additional borrowing availability with the FHLB as of December 31, 2024. We also maintain relationships in the capital markets with brokers to issue certificates of deposit and money market accounts.

The Company has a revolving line of credit for an aggregate amount of $35.0 million, with a maturity date of February 1, 2025. On January 21,2025, the maturity date was extended to May 1, 2025. At December 31, 2024, $4.0 million was outstanding under the line of credit, and $31.0 million of the line of credit remained available to the Company.

Capital Requirements

The Company and Bank are required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the federal banking agencies may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution's exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution's ability to manage those risks are important factors that are to be taken into account by the federal banking agencies in assessing an institution's overall capital adequacy. The Company uses leverage analysis to examine the potential of the institution to increase assets and liabilities using the current capital base. The key measurements included in this analysis are the Company and Bank's Common Equity Tier 1 capital, Tier 1 capital, leverage and total capital ratios. At December 31, 2024, and 2023, our capital ratios, including our Company and Bank's capital ratios, exceeded regulatory minimum capital requirements. From time to time we may be required to support the capital needs the Bank. For more information regarding our capital, leverage and total capital ratios, see "Part II – Item 8. Financial Statements and Supplementary Data – Note 15 – Regulatory Matters."

The table below *(dollars in thousands)* summarizes the capital requirements applicable to the Company and Bank in order to be considered "well-capitalized" from a regulatory perspective, as well as the Company and Bank's capital ratios as of December 31, 2024 and 2023. The Company and Bank exceeded all regulatory capital requirements and was considered to be "well-capitalized" as of December 31, 2024 and 2023. As of December 31, 2024, the FDIC categorized the Bank as well-capitalized under the prompt corrective action framework. There have been no conditions or events since December 31, 2024, that management believes would change this classification.

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2024						
SmartFinancial:						
Total Capital (to Risk Weighted Assets)	$ 470,635	11.10 %	$ 339,044	8.00 %	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	413,616	9.76 %	254,283	6.00 %	N/A	N/A
Common Equity Tier 1 Capital (to Risk Weighted Assets)	413,616	9.76 %	190,712	4.50 %	N/A	N/A
Tier 1 Capital (to Average Assets)[2]	413,616	8.29 %	199,585	4.00 %	N/A	N/A
SmartBank:						
Total Capital (to Risk Weighted Assets)	$ 478,368	11.30 %	$ 338,774	8.00 %	$ 423,467	10.00 %
Tier 1 Capital (to Risk Weighted Assets)	445,159	10.51 %	254,080	6.00 %	338,774	8.00 %
Common Equity Tier 1 Capital (to Risk Weighted Assets)	445,159	10.51 %	190,560	4.50 %	275,253	6.50 %
Tier 1 Capital (to Average Assets)[2]	445,159	8.94 %	199,214	4.00 %	249,017	5.00 %
December 31, 2023						
SmartFinancial:						
Total Capital (to Risk Weighted Assets)	$ 448,050	11.80 %	$ 303,658	8.00 %	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	385,795	10.16 %	227,744	6.00 %	N/A	N/A
Common Equity Tier 1 Capital (to Risk Weighted Assets)	385,795	10.16 %	170,808	4.50 %	N/A	N/A
Tier 1 Capital (to Average Assets)	385,795	8.27 %	186,672	4.00 %	N/A	N/A
SmartBank:						
Total Capital (to Risk Weighted Assets)	$ 456,134	12.02 %	$ 303,680	8.00 %	$ 379,600	10.00 %
Tier 1 Capital (to Risk Weighted Assets)	427,559	11.26 %	227,760	6.00 %	303,680	8.00 %
Common Equity Tier 1 Capital (to Risk Weighted Assets)	427,559	11.26 %	170,820	4.50 %	246,740	6.50 %
Tier 1 Capital (to Average Assets)	427,559	9.18 %	186,363	4.00 %	232,954	5.00 %

[1]The prompt corrective action provisions are applicable at the Bank level only.
[2]Average assets for the above calculations were based on the most recent quarter.

Contractual Obligations

The following tables present, as of December 31, 2024, our significant fixed and determinable contractual obligations *(in thousands)*:

	As of December 31, 2024, payments due in				
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Operating leases	$ 1,725	$ 3,144	$ 2,862	$ 7,650	$ 15,381
Time deposits	772,344	61,190	11,106	—	844,640
Securities sold under agreement to repurchase	4,135	—	—	—	4,135
FHLB advances and other borrowings	4,000	—	—	—	4,000
Subordinated debt	—	—	40,000	—	40,000
Total	$ 782,204	$ 64,334	$ 53,968	$ 7,650	$ 908,156

Off-Balance Sheet Arrangements

At December 31, 2024, we had $828.8 million of pre-approved but unused lines of credit and $23.2 million of standby letters of credit. These commitments generally have fixed expiration dates and many will expire without being drawn upon. The total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Bank has the ability to liquidate Federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additional information about our off-balance sheet risk exposure is presented in Note 14 – Commitments and Contingent Liabilities to our audited consolidated financial statements.

Critical Accounting Policies

The Company has identified accounting policies that are the most critical to fully understand and evaluate its reported financial results and require management's most difficult, subjective or complex judgments. Management has reviewed the following critical accounting policies and related disclosures with the Audit Committee of the Board of Directors. These policies, along with a brief discussion of the material implications of the uncertainties of each policy, are below. For a full description of these critical accounting policies, see Note 1 – Summary of Significant Accounting Policies to our audited consolidated financial statements.

Allowance for credit losses – Loans – As described in Note 1 – Summary of Significant Accounting Policies in the notes to our consolidated financial statements, we adopted FASB ASU 2016-13 effective January 1, 2023, which requires the estimation of an allowance for credit losses in accordance with the CECL methodology. Our management assesses the adequacy of the allowance on a quarterly basis. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of historical default and loss experience, current and projected economic conditions, asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay a loan (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations. The level of the allowance for credit losses maintained by management is believed adequate to absorb all expected future losses inherent in the loan portfolio at the balance sheet date. The allowance is increased through provision for credit losses and decreased by charge-offs, net of recoveries of amounts previously charged-off.

Fair values for acquired assets and assumed liabilities – Assets and liabilities acquired are recorded at their respective fair values as of the date of the acquisition. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities is allocated to identifiable intangible assets with the remaining excess allocated to goodwill. Goodwill has an indefinite useful life and is evaluated for impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. As of December 31, 2024, there was approximately $96.1 million in goodwill. The Company performs its annual goodwill impairment test as of December 31, of each year, and for 2024 the results of the qualitive assessment provided no indication of potential impairment. Management will continue to evaluate the economic conditions at future reporting periods for applicable changes.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk and Liquidity Risk Management

The Bank's Asset Liability Management Committee ("ALCO"), oversees market risk management and establishes risk measures, limits on policy guidelines for managing the amount of interest rate risk and its effect on net interest income and capital. A variety of measures are used to provide for a comprehensive overview of the Company's magnitude of interest rate risk, the distribution of risk, the level of risk over time and the exposure to changes in certain interest rate relationships. We utilize an independent third party earnings simulation model as the primary quantitative tool in measuring the amount of interest rate risk associated with changing market rates. The model quantifies the effects of various interest rate scenarios on projected net interest income and net income over the next 12-24 months. The model measures the impact on net interest income relative to a flat-rate case scenario of hypothetical fluctuations in interest rates over the next 12-24 months. These simulations incorporate assumptions regarding balance sheet growth and mix, pricing and the repricing and maturity characteristics of the existing and projected balance sheet. The impact of interest rate, caps and floors, is also included in the model. Other interest rate-related risks such as prepayment, basis and option risk are also considered. In addition, third parties will join the meetings of ALCO to provide feedback regarding future balance sheet structure, earnings and liquidity strategies. ALCO continuously monitors and manages the balance between interest rate-sensitive assets and liabilities. The objective is to manage the impact of fluctuating market rates on net interest income within acceptable levels. In order to meet this objective, management may lengthen or shorten the duration of assets or liabilities.

Interest Rate Sensitivity

Interest rate sensitivity refers to the responsiveness of interest-earning assets and interest-bearing liabilities to changes in market interest rates. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and leases and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. The primary measurements we use to help us manage interest rate sensitivity are an earnings simulation model and an economic value of equity model. These measurements are used in conjunction with competitive pricing analysis and are further described below.

Earnings Simulation Model. We believe interest rate risk is effectively measured by our earnings simulation modeling. Earning assets, interest-bearing liabilities and off-balance sheet financial instruments are combined with simulated forecasts of interest rates for the next 12 months. To limit interest rate risk, we have guidelines for our earnings at risk which seek to limit the variance of net interest income in instantaneous changes to interest rates. We also periodically monitor simulations based on various rate scenarios such as non-parallel shifts or 12-month RAMP in market interest rates over time. For changes up or down in rates from our static interest rate forecast over the next 12 months, limits in the decline in net interest income are as follows:

	Estimated % Change in Net Interest Income Over 12 Months
December 31, 2024:	
Instantaneous, Parallel Change in Prevailing Interest Rates Equal to:	
100 basis points increase	(1.01)%
200 basis points increase	(2.01)%
100 basis points decrease	0.49%
200 basis points decrease	0.90%

	Estimated % Change in Net Interest Income Over 12 Months
December 31, 2024:	
12-month RAMP, Parallel Change in Prevailing Interest Rates Equal to:	
100 basis points increase	(0.62)%
200 basis points increase	(1.33)%
100 basis points decrease	0.39%
200 basis points decrease	0.81%

Economic Value of Equity. Our economic value of equity model measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case economic value of equity.

To help monitor our related risk, we have established the following policy limits regarding simulated changes in our economic value of equity:

	Current Estimated Instantaneous Rate Change
December 31, 2024:	
Instantaneous, Parallel Change in Prevailing Interest Rates Equal to:	
100 basis points increase	(3.13)%
200 basis points increase	(1.52)%
100 basis points decrease	3.13%
200 basis points decrease	4.77%

At December 31, 2024, our model results indicated that we were within these policy limits.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates.

In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as interest rate caps and floors) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. Our ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

Liquidity Risk Management

The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan and lease demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and intend to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

Scheduled loan and lease payments are a relatively stable source of funds, but loan and lease payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt securities are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

Impact of Inflation and Changing Prices

As a financial institution, we have an asset and liability make-up that is distinctly different from that of an entity with substantial investments in plant and inventory, because the major portions of a commercial bank's assets are monetary in nature. As a result, our performance may be significantly influenced by changes in interest rates. Although we, and the banking industry, are more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor that may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

SMARTFINANCIAL, INC. AND SUBSIDIARY

Report on Consolidated Financial Statements

For the years ended December 31, 2024, 2023, and 2022

SmartFinancial, Inc. and Subsidiary

Contents

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of SmartFinancial, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and affected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the internal control over financial reporting as of December 31, 2024. In making this assessment, we used the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our evaluation included a review of the documentation of controls, evaluations of the design of the internal control system and tests of the effectiveness of internal controls.

Based on our assessment, management concluded that as of December 31, 2024, SmartFinancial, Inc.'s internal control over financial reporting is effective based on those criteria.

Forvis Mazars, LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee
SmartFinancial, Inc.
Knoxville, Tennessee

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of SmartFinancial, Inc. (Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024 based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

The Company's loan and lease portfolio totaled $3.9 billion as of December 31, 2024, and the associated allowance for credit losses (ACL) on loans and leases was $37.4 million. As discussed in Notes 1 and 5 to the financial statements, the ACL is a contra-asset valuation account that is deducted from the amortized cost basis of loans and leases to present the net amount expected to be collected.

In calculating the ACL, the loan and lease portfolio is segmented into pools based upon similar risk characteristics. For each pool, management measures expected credit losses over the life of each loan or lease utilizing either an open pool model or a non-discounted cash flow model, as well as their expected changes over a reasonable and supportable forecast period. Additional qualitative adjustments are applied for risk factors not considered within the quantitative modeling process but are relevant in assessing the expected credit losses within the loan pools.

We identified the identification and valuation with respect to the qualitative framework and the qualitative adjustments in aggregate for the ACL as a critical audit matter. Auditing the qualitative factors involved a high degree of judgment and subjectivity in evaluating management's assessment of qualitative framework and aggregate factor adjustments.

The primary procedures we performed related to this critical audit matter included:

- Obtained an understanding of the Company's process for establishing the qualitative factors framework and related qualitative adjustments in the ACL
- Evaluated and tested the design and operating effectiveness of internal controls relating to management's establishment of the qualitative framework and qualitative adjustments in the ACL
- Evaluated the completeness, accuracy, and the relevance of the key data used as inputs in the qualitative factor adjustment
- Evaluated the reasonableness and basis of the key assumptions used as inputs for the qualitative factor framework and related adjustments

/s/ **Forvis Mazars, LLP**

We have served as the Company's auditor since 2021.

Louisville, Kentucky
March 17, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee
SmartFinancial, Inc.
Knoxville, Tennessee

Opinion on the Internal Control over Financial Reporting

We have audited SmartFinancial, Inc.'s (Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and our report dated March 17, 2025 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

Louisville, Kentucky
March 17, 2025

SmartFinancial, Inc. and Subsidiary
Consolidated Financial Statements
Consolidated Balance Sheets
December 31, 2024 and 2023
(Dollars in thousands, except per share data)

	2024	2023
ASSETS:		
Cash and due from banks	$ 96,508	$ 61,586
Interest-bearing deposits with banks	277,005	233,237
Federal funds sold	14,057	57,448
Total cash and cash equivalents	387,570	352,271
Securities available-for-sale, at fair value	482,328	408,410
Securities held-to-maturity, at amortized cost	126,659	281,236
Other investments	14,740	13,662
Loans held for sale	5,996	4,418
Loans and leases	3,906,340	3,444,462
Less: Allowance for credit losses	(37,423)	(35,066)
Loans and leases, net	3,868,917	3,409,396
Premises and equipment, net	91,093	92,963
Other real estate owned	179	517
Goodwill and other intangibles, net	104,723	107,148
Bank owned life insurance	115,917	83,434
Other assets	77,782	75,932
Total assets	$ 5,275,904	$ 4,829,387
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Deposits:		
Noninterest-bearing demand	$ 965,552	$ 898,044
Interest-bearing demand	836,731	1,006,915
Money market and savings	2,039,560	1,812,427
Time deposits	844,640	550,468
Total deposits	4,686,483	4,267,854
Borrowings	8,135	13,078
Subordinated debt	39,684	42,099
Other liabilities	50,141	46,470
Total liabilities	4,784,443	4,369,501
Commitments and contingent liabilities - see Note 14	—	—
Shareholders' equity:		
Preferred stock, $1 par value; 2,000,000 shares authorized; No shares issued and outstanding	—	—
Common stock, $1 par value; 40,000,000 shares authorized; 16,925,672 and 16,988,879 shares issued and outstanding, respectively	16,926	16,989
Additional paid-in capital	294,269	295,699
Retained earnings	203,824	173,105
Accumulated other comprehensive income (loss)	(23,671)	(25,907)
Total shareholders' equity attributable to SmartFinancial Inc. and Subsidiary	491,348	459,886
Non-controlling interest - preferred stock of subsidiary	113	—
Total shareholders' equity	491,461	459,886
Total liabilities and shareholders' equity	$ 5,275,904	$ 4,829,387

The accompanying notes are an integral part of the consolidated financial statements.

SmartFinancial, Inc. and Subsidiary
Consolidated Statements of Income
For the years ended December 31, 2024, 2023 and 2022
(Dollars in thousands, except per share data)

	2024	2023	2022
Interest income:			
Loans and leases, including fees	$ 213,562	$ 186,479	$ 136,381
Securities:			
Taxable	20,151	16,665	11,799
Tax-exempt	1,406	1,418	2,166
Federal funds sold and other earning assets	16,000	13,481	8,488
Total interest income	251,119	218,043	158,834
Interest expense:			
Deposits	109,260	84,260	18,228
Borrowings	1,075	936	602
Subordinated debt	3,434	2,767	2,503
Total interest expense	113,769	87,963	21,333
Net interest income	137,350	130,080	137,501
Provision for credit losses	5,153	3,029	4,018
Net interest income after provision for credit losses	132,197	127,051	133,483
Noninterest income:			
Service charges on deposit accounts	6,862	6,511	5,853
Gain (loss) on sale of securities	64	(6,801)	144
Mortgage banking	1,579	1,040	1,552
Investment services	5,945	5,105	4,144
Insurance commissions	5,696	4,684	3,595
Interchange and debit card transaction fees, net	5,277	5,457	5,435
Other	8,729	6,329	6,992
Total noninterest income	34,152	22,325	27,715
Noninterest expense:			
Salaries and employee benefits	72,100	65,749	63,420
Occupancy and equipment	13,617	13,451	12,034
FDIC insurance	3,390	3,156	2,672
Other real estate and loan related expense	2,823	2,397	2,446
Advertising and marketing	1,321	1,342	1,293
Data processing and technology	9,930	9,235	7,283
Professional services	4,207	3,443	3,790
Amortization of intangibles	2,425	2,624	2,607
Merger related and restructuring expenses	—	110	562
Other	11,077	11,643	10,183
Total noninterest expense	120,890	113,150	106,290
Income before income tax expense	45,459	36,226	54,908
Income tax expense	9,318	7,633	11,886
Net income	$ 36,141	$ 28,593	$ 43,022
Earnings per common share:			
Basic	$ 2.16	$ 1.70	$ 2.57
Diluted	$ 2.14	$ 1.69	$ 2.55
Weighted average common shares outstanding:			
Basic	16,768,956	16,805,068	16,740,450
Diluted	16,875,456	16,911,185	16,871,369

The accompanying notes are an integral part of the consolidated financial statements.

SmartFinancial, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2024, 2023 and 2022
(Dollars in thousands)

	2024	2023	2022
Net income	$ 36,141	$ 28,593	$ 43,022
Other comprehensive income (loss):			
Investment securities:			
Unrealized holding gains (losses) on securities available-for-sale	2,043	6,410	(46,152)
Tax effect	(528)	(1,656)	11,921
Reclassification of unrealized gains (losses) on securities transferred from available-for-sale to held-to-maturity	—	—	(2,009)
Tax effect	—	—	519
Amortization of unrealized gains (losses) on investment securities transferred from available-for-sale to held-to-maturity	132	148	112
Tax effect	(34)	(38)	(29)
Reclassification adjustment for realized losses (gains) included in net income	(64)	6,801	796
Tax effect	17	(1,757)	(206)
Unrealized gains (losses) on securities available-for-sale, net of tax	1,566	9,908	(35,048)
Fair value hedging activities:			
Unrealized gains (losses) on fair value municipal security hedges	712	(536)	(75)
Tax effect	(184)	139	19
Reclassification adjustment for realized losses (gains) included in net income	(401)	—	(940)
Tax effect	104	—	243
Unrealized gains (losses) on fair value hedged instruments arising during the period, net of tax	231	(397)	(753)
Cash flow hedging activities:			
Unrealized gains (losses) on cash flow hedges	590	(196)	(1,303)
Tax effect	(152)	51	337
Reclassification adjustment for realized losses (gains) included in net income	2	69	—
Tax effect	(1)	(18)	—
Unrealized gains (losses) on cash flow hedge instruments arising during the period, net of tax	439	(94)	(966)
Total other comprehensive income (loss)	2,236	9,417	(36,767)
Comprehensive income	$ 38,377	$ 38,010	$ 6,255

The accompanying notes are an integral part of the consolidated financial statements.

SmartFinancial, Inc. and Subsidiary
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2024, 2023 and 2022
(Dollars in thousands, except per share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Common Shareholders' Equity	Non-controlling Interest - Preferred Stock of Subsidiary	Total
Balance, December 31, 2021	**16,802,990**	**$ 16,803**	**$ 292,937**	**$ 118,247**	**$ 1,443**	**$ 429,430**	**$ —**	**$ 429,430**
Net income	—	—	—	43,022	—	43,022	—	43,022
Other comprehensive loss	—	—	—	—	(36,767)	(36,767)	—	(36,767)
Common stock issued pursuant to:								
Stock options exercised	45,253	45	352	—	—	397	—	397
Restricted stock	60,515	61	(61)	—	—	—	—	—
Restricted stock withheld for taxes	(7,953)	(8)	(198)	—	—	(206)	—	(206)
Stock compensation expense	—	—	1,300	—	—	1,300	—	1,300
Common stock dividend ($0.28 per share)	—	—	—	(4,724)	—	(4,724)	—	(4,724)
Balance, December 31, 2022	**16,900,805**	**$ 16,901**	**$ 294,330**	**$ 156,545**	**$ (35,324)**	**$ 432,452**	**$ —**	**$ 432,452**
Cumulative effect adjustment for adoption of ASU 2016-13, net of tax	—	—	—	(6,606)	—	(6,606)	—	(6,606)
Balance, January 1, 2023, adjusted	16,900,805	16,901	294,330	149,939	(35,324)	425,846	—	425,846
Net income	—	—	—	28,593	—	28,593	—	28,593
Other comprehensive income	—	—	—	—	9,417	9,417	—	9,417
Common stock issued pursuant to:								
Stock options exercised	15,705	16	149	—	—	165	—	165
Restricted stock, net of forfeitures	74,992	75	(75)	—	—	—	—	—
Restricted stock withheld for taxes	(2,623)	(3)	(54)	—	—	(57)	—	(57)
Stock compensation expense	—	—	1,349	—	—	1,349	—	1,349
Common stock dividend ($0.32 per share)	—	—	—	(5,427)	—	(5,427)	—	(5,427)
Balance, December 31, 2023	**16,988,879**	**$ 16,989**	**$ 295,699**	**$ 173,105**	**$ (25,907)**	**$ 459,886**	**$ —**	**$ 459,886**
Net income	—	—	—	36,141	—	36,141	—	36,141
Other comprehensive income	—	—	—	—	2,236	2,236	—	2,236
Common stock issued pursuant to:								
Stock options exercised	6,192	6	62	—	—	68	—	68
Restricted stock, net of forfeitures	78,757	79	(79)	—	—	—	—	—
Restricted stock withheld for taxes	(11,961)	(12)	(211)	—	—	(223)	—	(223)
Issuance of preferred stock of subsidiary - non-controlling interest	—	—	—	—	—	—	113	113
Stock compensation expense	—	—	1,629	—	—	1,629	—	1,629
Common stock dividend ($0.32 per share)	—	—	—	(5,422)	—	(5,422)	—	(5,422)
Repurchases of common stock	(136,195)	(136)	(2,831)	—	—	(2,967)	—	(2,967)
Balance, December 31, 2024	**16,925,672**	**$ 16,926**	**$ 294,269**	**$ 203,824**	**$ (23,671)**	**$ 491,348**	**$ 113**	**$ 491,461**

The accompanying notes are an integral part of the consolidated financial statements.

SmartFinancial, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023 and 2022
(Dollars in thousands)

	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 36,141	$ 28,593	$ 43,022
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,990	10,874	10,037
Accretion of fair value purchase accounting adjustments, net	—	—	(2,158)
Amortization of intangible assets	2,425	2,624	2,607
Provision for credit losses	5,153	3,029	4,018
Stock compensation expense	1,629	1,349	1,300
(Gain) loss on sale of securities available-for-sale	(64)	6,801	(144)
Deferred income tax expense (benefit)	120	1,309	(555)
Increase in cash surrender value of bank-owned life insurance	(2,483)	(1,964)	(1,851)
Net losses from sale and write-downs of other real estate owned and other repossessed assets	994	78	82
Net gains from mortgage banking	(1,463)	(1,040)	(1,552)
Origination of loans held for sale	(49,845)	(45,891)	(49,258)
Proceeds from sales of loans held for sale	49,730	44,265	54,161
Net (gain) loss from sale/disposal of fixed assets	(1,647)	19	(244)
Net change in:			
Accrued interest receivable	(898)	(2,989)	(4,242)
Accrued interest payable	250	2,520	(24)
Other assets	3,788	(1,732)	(25,424)
Other liabilities	(120)	(8,129)	27,018
Net cash provided by operating activities	52,700	39,716	56,793
Cash flows from investing activities:			
Available-for-sale:			
Proceeds from sales	—	152,775	37,390
Proceeds from maturities, calls and paydowns	57,985	56,273	39,614
Purchases	(131,376)	(130,584)	(297,334)
Held-to-maturity:			
Proceeds from maturities, calls and paydowns	152,486	2,494	1,937
Purchases	—	—	(50,575)
Proceeds from sales of other investments	5,960	2,812	1,054
Purchases of other investments	(7,407)	(944)	(91)
Purchases of bank-owned life insurance	(30,000)	—	—
Net increase in loans and leases	(469,247)	(213,591)	(558,387)
Proceeds from sale of fixed assets	4,698	682	1,460
Proceeds received from dissolved derivative instrument	—	—	940
Purchases of premises and equipment	(6,405)	(6,270)	(12,487)
Proceeds from sale of other real estate owned and other repossessed assets	3,084	1,113	542
Net cash paid from business combinations	—	—	(4,881)
Net cash used in investing activities	(420,222)	(135,240)	(840,818)
Cash flows from financing activities:			
Net increase in deposits	418,696	190,887	55,630
Net (decrease) increase in securities sold under agreements to repurchase	(944)	303	(310)
Proceeds from borrowings	160,100	26,275	30,885
Repayment of borrowings	(166,600)	(30,775)	(76,300)
Cash dividends paid	(5,422)	(5,427)	(4,724)
Issuance of preferred stock of subsidiary - non-controlling interest, net of fees	113	—	—
Issuance of common stock	68	165	397
Restricted shares withheld for taxes	(223)	(57)	(206)
Repurchases of common stock	(2,967)	—	—
Net cash provided by financing activities	402,821	181,371	5,372
Net change in cash and cash equivalents	35,299	85,847	(778,653)
Cash and cash equivalents, beginning of period	352,271	266,424	1,045,077
Cash and cash equivalents, end of period	$ 387,570	$ 352,271	$ 266,424
Supplemental disclosures of cash flow information:			
Cash paid during the period for interest	$ 113,665	$ 85,443	$ 21,356
Net cash paid during the period for income taxes	8,774	9,347	12,205
Noncash investing and financing activities:			
Recognition of operating lease assets in exchange for lease liabilities	3,573	1,751	53
Acquisition of real estate through foreclosure	179	272	281
Acquisition of other repossessed assets	4,396	—	—
Financed sales of other repossessed assets	1,132	—	—
Transfer of securities from available-for-sale to held-to-maturity	—	—	162,378
Change in goodwill due to acquisition	—	—	4,580

The accompanying notes are an integral part of the consolidated financial statements.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

Note 1. Summary of Significant Accounting Policies

Nature of Business:

SmartFinancial, Inc. (the "Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, SmartBank (the "Bank"). The Company provides a variety of financial services to individuals and corporate customers through its offices in East and Middle Tennessee, Alabama and Florida. The Company's primary deposit products are interest-bearing demand deposits, savings and money market deposits, and time deposits. Its primary lending products are commercial, residential, and consumer loans.

Basis of Presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting Estimates:

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and goodwill.

Cash and Cash Equivalents:

For purposes of reporting consolidated cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash and cash equivalents also includes interest-bearing deposits in banks and federal funds sold. Cash flows from loans, federal funds sold, securities sold under agreements to repurchase and deposits are reported net.

During 2020 the Federal Reserve Bank suspended reserve requirements to provide relief related to the COVID-19 pandemic, thus the Bank did not have a reserve requirement at December 31, 2024 and 2023, respectively.

Securities:

Securities are classified based on management's intention on the date of purchase. All debt securities classified as available-for-sale are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Securities that the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at historical cost and adjusted for amortization of premiums and accretion of discounts. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Transfers of investments securities into the held-to-maturity category from the available-for-sale category are made at fair value at the date of transfer. The unrealized holdings gain or loss at the date of transfer is retained in accumulated other comprehensive income and in the carrying value of the held-to-maturity securities. Such amounts are amortized over the remaining life of the security.

Securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase are treated as collateralized financial transactions. These agreements are recorded at the amount at which the securities were acquired or sold plus accrued interest. It is the Company's policy to take possession of securities purchased under resale agreements. The market value of these securities is monitored, and additional securities are obtained when deemed appropriate to ensure such transactions are adequately collateralized. The Company also monitors its exposure with respect to securities sold under repurchase agreements, and a request for the return of excess securities held by the counterparty is made when deemed appropriate.

Other Investments:

The Company is required to maintain an investment in capital stock of various entities, including the Federal Home Loan Bank and Federal Reserve Bank. Based on redemption provisions of these entities, the stock has no quoted market value and is carried at cost. At their discretion, these entities may declare dividends on the stock. Management reviews restricted investments for impairment based on the ultimate recoverability of the cost basis in these stocks.

Loans Held for Sale:

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Gains and losses on sales of loans held for sale are included in the Consolidated Statements of Income in mortgage banking.

Loans held for sale are sold to investors with best effort intent and ability to sell loans as long as they meet the underwriting standards of the potential investor.

Loans and Leases:

Originated loans and leases for which management has the intent and ability to hold for the foreseeable future or until maturity or payoff are carried at the principal amount outstanding net of any unearned income, charge-offs and unamortized fees and costs. Nonrefundable fees collected and certain direct costs incurred related to loan and lease originations are deferred and recorded as an adjustment to loans and leases outstanding. The net amount of the nonrefundable fees and costs is amortized to interest income over the contractual lives using methods that approximate a constant yield.

The accrual of interest on loans and leases is discontinued when, in management's opinion, the borrower may be unable to meet the contractual terms of the obligation payments as they become due, or at the time the loan or lease is 90 days past due, unless the loan is well-secured and in the process of collection. Unsecured loans and leases are typically charged off no later than 120 days past due. Past due status is based on contractual terms of the loan or lease. In all cases, loans and leases are placed on nonaccrual or charged-off at an earlier date if collection of principal and interest is considered doubtful. All interest accrued but not collected for loans and leases that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrual of interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans and leases is recognized on the cash basis, until the loans or leases are returned to accrual status. Loans and leases are returned to accrual status when all the principal and interest amounts contractually due are brought current and the loan or lease has been performing according to the contractual terms for a period of not less than six months.

Allowance for Credit Losses ("ACL"):

The Company adopted ASU 2016-13 effective January 1, 2023, which requires the estimation of an allowance for credit losses in accordance with the Current Expected Credit Losses ("CECL") methodology. This standard applies to all financial assets measured at amortized cost and off-balance sheet credit exposures, including loans, investment securities and unfunded commitments. We applied the standard's provisions using the modified retrospective method as a cumulative-effect adjustment to retained earnings as of January 1, 2023. With this transition method, we did not have to restate comparative prior periods presented in the financial statements related to Topic 326, but will present comparative prior periods disclosures using the previous accounting guidance for the allowance for loan losses. This adoption method is considered a change in accounting principle requiring additional disclosure of the nature of and reason for the change, which is solely a result of the adoption of the required standard.

In connection with the adoption of ASU 2016-13, the Company revised certain accounting policies and implemented certain accounting policy elections. The revised accounting policies are described below:

ACL – Held-to-Maturity ("HTM") Securities – The Company measures expected credit losses on HTM securities on a collective basis by major security type with each type sharing similar risk characteristics. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The Company has made the election to exclude accrued interest receivable on HTM securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. See *Note 4 – Securities*, for additional information related to the Company's allowance for credit losses on HTM securities.

ACL – Available-for-Sale ("AFS") Securities – For AFS securities in an unrealized loss position, the Company first evaluates whether it intends to sell, or whether it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of these criteria regarding intent or requirement to sell is met, the AFS security amortized cost basis is written down to fair value through income. If the criteria is not met, the Company is required to assess whether the decline in fair value has resulted from credit losses or noncredit-related factors. If the assessment indicates a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists, and an allowance for credit loss is recorded through income as a component of provision for credit loss expense. If the assessment indicates that a credit loss does not exist, the Company records the decline in fair value through other comprehensive income, net of related income tax effects. The Company has made the election to exclude accrued interest receivable on AFS securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met. See *Note 4 – Securities*, for additional information related to the Company's allowance for credit losses on AFS securities.

ACL – Loans and Leases – The ACL reflects management's estimate of expected losses that will result from the inability of our clients to make required loan and lease payments. Loans and leases deemed to be uncollectible are charged against the ACL, while recoveries of previously charged-off amounts are credited to the ACL. Management uses systematic methodologies to determine its ACL for loans and leases held for investment and certain off-balance-sheet exposures. The ACL is a valuation account that is subtracted from the amortized cost basis to present the net amount expected to be collected on the loan and lease portfolio. Management considers the effects of past events, current conditions, and reasonable and supportable forecasts on the collectability of the loan and lease portfolio. The ACL recorded on the balance sheet reflects management's best estimate of expected credit losses. The Company's ACL is calculated using collectively assessed and individually assessed loans and leases.

The ACL is measured on a collective pool basis when similar risk characteristics exist. Loans with similar risk characteristics are grouped into homogenous segments. The Company segmented the loan and lease portfolio by call code and risk rating. The loan portfolio reserve estimate is calculated using a non-discounted cash flow method for probability of default and loss given default values. This method utilizes the Company's data along with peer data that is regressed against the national unemployment rate. The lease portfolio's reserve estimate is based on the open pool methodology which is a simplified process of capturing losses by quarter over the life of a lease divided by the balance of all leases originated.

Management considers forward-looking information in estimating expected credit losses. The Company uses an average of Fannie Mae and Federal Open Market Committee projections of the national unemployment rate to determine the best estimate of expected credit losses. For the contractual term that extends beyond the reasonable and supportable forecast period, the Company reverts to the long term mean of historical factors using a straight-line approach. The Company uses an eight-quarter forecast and a four-quarter reversion period.

Management considers the need to qualitatively adjust expected credit losses for information not already captured in the loss estimation. The qualitative categories and the measurements used to quantify the risks within each of these categories are subjectively selected by management but measured by objective measurements period over period. The data for each measurement may be obtained from internal or external sources. The Company considers the qualitative factors that are relevant as of the reporting date, which may include, but are not limited to: independent loan review results, portfolio concentrations, lending strategies, quality of assets, regulatory review results and associate retention. The qualitative allowance will increase, or decrease based on the assessment of these various factors.

Loans that do not share risk characteristics are evaluated on an individual basis. The Company maintains a net book balance threshold of $500,000 for individually evaluated loans unless further analysis in the future suggests a change is needed to this threshold based on the credit environment at that time. For collateral dependent financial assets where the Company has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the financial asset to be provided substantially through the operation or sale of the collateral, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the asset as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the financial asset exceeds the present value of expected cash flows from the operation of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized costs basis of the financial asset exceeds the fair value of the underlying collateral less estimated cost to sell. The allowance for credit losses may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the financial asset. If the loan is not collateral dependent, the measurement of loss is based on the difference between the expected and contractual future cash flows of the loan.

Management measures expected credit losses over the contractual term of a loan. When determining the contractual term, the Company considers expected prepayments but is precluded from considering expected extensions, renewals, or modifications, unless the Company reasonably expects it will execute a loan modification ("LM") with a borrower. In the event of a reasonably expected LM, the Company factors the reasonably-expected LM into the current expected credit losses estimate.

Purchased credit-deteriorated, otherwise referred to herein as ("PCD"), assets are defined as acquired individual financial assets (or acquired groups of financial assets with similar risk characteristics) that, as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination, as determined by the Company's assessment. The Company records acquired PCD loans by adding the expected credit losses (i.e. allowance for credit losses) to the purchase price of the financial assets rather than recording through the provision for credit losses in the income statement. The expected credit loss, as of the acquisition day, of a PCD loan is added to the allowance for credit losses. The non-credit discount or premium is the difference between the unpaid principal balance and the amortized cost basis as of the acquisition date. Subsequent to the acquisition date, the change in the ACL on PCD loans is recognized through the provision for credit losses. The non-credit discount or premium is accreted or amortized, respectively, into interest income over the remaining life of the PCD loan on a level-yield basis. In accordance with the transition requirements within the standard, the Company's purchased credit-impaired loans ("PCI") were treated as PCD loans.

The Company follows its nonaccrual policy by reversing contractual interest income in the income statement when the Company places a loan on nonaccrual status. Therefore, management excludes the accrued interest receivable balance from the amortized cost basis in measuring expected credit losses on the portfolio and does not record an allowance for credit losses on accrued interest receivable. As of December 31, 2024, and 2023, the accrued interest receivables for loans recorded in other assets were $14.2 million and $12.5 million, respectively.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

<u>ACL – Off Balance Sheet Credit Exposures</u> – The Company has a variety of assets that have a component that qualifies as an off-balance sheet exposure. These primarily include undrawn portions of revolving lines of credit and standby letters of credit. The expected losses associated with these exposures within the unfunded portion of the expected credit loss will be recorded as a liability on the balance sheet with an offsetting income statement expense. Management has determined that all of the Company's off-balance-sheet credit exposures are not unconditionally cancellable. As of December 31, 2024, and 2023, the liability recorded for expected credit losses on unfunded commitments in Other Liabilities was $2.5 million and $2.4 million, respectively. The current adjustment to the ACL for unfunded commitments is recognized through the provision for credit losses in the Consolidated Statement of Income.

Loan Modifications to Borrowers Experiencing Financial Difficulty:

From time to time, we may modify certain loans to borrowers who are experiencing financial difficulty. In some cases, these modifications may result in new loans. Loan modifications to borrowers experiencing financial difficulty may be in the form of an interest rate reduction, an other-than-insignificant payment delay, a term extension, or a combination thereof, among other things.

Other Real Estate Owned:

Other real estate owned acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less selling costs. Any write-down to fair value less cost to sell, at the time of transfer to other real estate owned is charged to the allowance for loan losses. Subsequent to foreclosure valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent write-downs to the value are expensed.

Premises and Equipment:

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Goodwill and Intangible Assets:

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill has an indefinite useful life and is evaluated for impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired.

Other acquired intangible assets with finite lives, such as core deposit intangibles and customer list intangibles, are initially recorded at fair value and amortized over their estimated useful lives. Intangible assets are evaluated for impairment when events or changes in circumstances indicate a potential impairment.

Transfers of Financial Assets:

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Bank Owned Life Insurance:

The Company has purchased life insurance policies on certain key employees. The purchase of these life insurance policies allows the Company to use tax-advantaged rates of return. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Derivative Instruments:

The Company applies hedge accounting to certain interest rate derivatives entered into for risk management purposes. In accordance with ASC Topic 815, Derivatives and Hedging, all derivative instruments are recorded on the accompanying consolidated balance sheet at their respective fair values. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. If the derivative instrument is not designated as a hedge, changes in the fair value of the derivative instrument are recognized in earnings in the period of change.

The Company enters into interest rate derivatives contracts that were designated as qualifying cash flow hedges to hedge the exposure to variability in expected future cash flows attributable to changes in a contractually specified interest rate. To qualify for hedge accounting, a formal assessment is prepared to determine whether the hedging relationship, both at inception and on an ongoing basis, is expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge if a cash flow hedge.

The Company enters into interest rate swaps ("swaps") to facilitate customer transactions and meet their financial needs. Upon entering into these instruments to meet customer needs, the Company enters into offsetting positions with large U.S. financial institutions in order to minimize the risk to the Company. These swaps are derivatives, but are not designated as hedging instruments.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged asset or liability attributable to the hedged risk are recognized in current earnings. The gain or loss on the derivative instrument is presented on the same income statement line item as the earnings effect of the hedged item.

Leases:

The Company leases certain branch locations, administrative offices and equipment. Operating lease Right of Use ("ROU") assets are included in other assets and the associated lease obligations are included in other liabilities. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets; the Company instead recognizes lease expense for these leases on a straight-line basis over the lease term.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's corresponding obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is determined using secured rates for new FHLB advances under similar terms as the lease at inception. The Company utilizes the implicit or incremental borrowing rate at the effective date of a modification not accounted for as a separate contract or a change in the lease terms to determine the present value of lease payments. For operating leases commencing prior to January 1, 2019, the Company used the incremental borrowing rate as of that date.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

Most leases include one or more options to renew, with renewal terms that can extend the lease term. The exercise of lease renewal options is at the Company's sole discretion. When it is reasonably certain the Company will exercise its option to renew or extend the lease term, the option is included in calculating the value of the ROU asset and lease liability. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Revenue Recognition:

Service charges on deposit accounts – These deposit account-related fees represent monthly account maintenance and transaction-based service fees such as overdraft and non-sufficient funds fees, stop payment fees and wire transfer fees. For account maintenance services, revenue is recognized at the end of the statement period when our performance obligation has been satisfied. All other revenues from transaction-based services are recognized at a point in time when the performance obligation has been completed.

Investment services – These primarily represent sales commissions on various product offerings, transaction fees and asset management fees. The performance obligation for investment services is the provision of services to place annuity products issued by the counterparty to investors and the provision of services to manage the client's assets, including brokerage custodial and other management services. Revenue from investment services is recognized over the period in which services are performed and is based on a percentage of the value of the assets under management/administration.

Insurance commissions –These represent commissions earned on the issuance of insurance products and services. The performance obligation is generally satisfied upon the issuance of the insurance policy and revenue is recognized when the commission payment is remitted by the insurance carrier or policy holder depending on whether the billing is performed by the insurance agency or the carrier.

Interchange and debit card transaction fees, net – These represent interchange fees from customer debit and credit card transactions earned when a cardholder engages in a transaction with a merchant as well as fees charged to merchants for providing them the ability to accept and process the debit and credit card transaction. Revenue is recognized when the performance obligation has been satisfied, which is upon completion of the card transaction. Additionally, as the Bank is acting as an agent for the customer and transaction processor, costs associated with cardholder and merchant services transactions are netted against the fee income.

Other –This consists of several forms of recurring revenue such as income earned on changes in the cash surrender value of bank-owned life insurance and interest rate swap fees. For the remaining immaterial transactions, revenue is recognized when, or as, the performance obligation is satisfied.

Advertising Costs:

The Company expenses all advertising and marketing costs as incurred.

Income Taxes:

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Tax positions are recognized if it is more likely than not, based on the technical merits, the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50 percent; the terms examined and upon examination also included resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgement. The Company recognizes interest and penalties in income tax expense. The Company files consolidated income tax returns with its subsidiaries. The Company has a Real Estate Investment Trust subsidiary that files a separate federal tax return, but its income is included in the consolidated group's return as required by the federal tax laws.

Stock-Based Compensation Plans:

The Company has stock options, restricted stock awards and stock appreciation rights under stock-based compensation plans, which are described in more detail in Note 13 – *Employee Benefits*. The plans have been accounted for under the accounting guidance (FASB ASC 718, *Compensation – Stock Compensation*) which requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and stock or other stock based awards.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options, while the market value of the Company's common stock at the date of grant is used for restrictive stock awards and stock grants.

Comprehensive Income:

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, primarily, (1) unrealized gains and losses on available-for-sale securities, (2) unrealized gains and losses on effective portions of fair value security hedges, (3) unrealized gains and losses on effective portions of cash flow hedges and (4) unrealized gains and losses from securities transferred from available-for-sale to held-to-maturity, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Business Combinations:

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method of accounting, acquired assets and assumed liabilities are included with the acquirer's accounts as of the date of acquisition at estimated fair value, with any excess of purchase price over the fair value of the net assets acquired (including identifiable intangible assets) capitalized as goodwill. In the event that the fair value of the net assets acquired exceeds the purchase price, an acquisition gain is recorded for the difference in consolidated statements of income for the period in which the acquisition occurred. An intangible asset is recognized as an asset apart from goodwill when it arises from contractual or other legal rights or if it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. In addition, acquisition-related costs and restructuring costs are recognized as

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

period expenses as incurred. Estimates of fair value are subject to refinement for a period not to exceed one year from acquisition date as information relative to acquisition date fair values becomes available.

Earnings Per Common Share:

Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options and restricted stock.

Operating Segments:

The Company, through the Bank, provides a broad range of financial services to individuals and companies through its offices in East and Middle Tennessee, Alabama and Florida. These services include, but not limited to, primary deposit products are interest-bearing demand deposits, savings and money market deposits, and time deposits. Its primary lending products are commercial, residential, and consumer loans. The Company's operations are managed, and financial performance is evaluated on an organization-wide basis. Accordingly, the Company's banking and finance operations are not considered by management to constitute more than one reportable operating segment. This single segment is the General Banking Unit.

Recently Issued Not Yet Effective Accounting Pronouncements:

The following is a summary of recent authoritative pronouncements not yet in effect that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

In December 2023, FASB issued ASU No. 2023-09, *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures."* ASU 2023-09 requires public business entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in certain categories if items meet a quantitative threshold. ASU 2023-09 also requires all entities to disclose income taxes paid, net of refunds, disaggregated by federal, state, and foreign taxes for annual periods and to disaggregate the information by jurisdiction based on a quantitative threshold, among other things. The guidance is effective for us for fiscal years beginning after December 15, 2024, though early adoption is permitted. The Company is assessing ASU 2023-09, and its adoption is not expected to have a significant impact on our Consolidated Financial Statements.

In November 2024, FASB issued ASU No. 2024-03, *"Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses."* ASU 2024-03 requires disaggregated disclosure of income statement expenses for public business entities. ASU 2024-03 requires new financial statement disclosures in tabular format, disaggregating information about prescribed categories underlying any relevant income statement expense caption. The prescribed categories include, among other things, employee compensation, depreciation, and intangible asset amortization. Additionally, entities must disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. ASU 2024-03 is effective for us fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, though early adoption is permitted. The Company is assessing ASU 2024-03, and its adoption is not expected to have a significant impact on our Consolidated Financial Statements.

Recently Issued and Adopted Accounting Pronouncements:

In June 2022, the Financial Accounting Standards Board ("FASB") issued ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*, which clarifies that a contractual sale restriction should not be considered in measuring fair value. It also requires entities with investments in equity securities subject to contractual sale restrictions to disclose certain qualitative and quantitative information about such securities. The guidance is effective for public companies for fiscal years beginning after December 15, 2023. All other entities have an extra year to adopt; early adoption is permitted. ASU 2022-03 did not have an impact on the Company's Consolidated Financial Statements.

In March 2023, the FASB issued ASU 2023-01, *"Leases (Topic 842): Common Control Arrangements."* ASU 2023-01 requires entities to amortize leasehold improvements associated with common control leases over the useful life to the common control group. ASU 2023-01 also provides certain practical expedients applicable to private companies and not-for-profit organizations. The guidance is effective for fiscal years beginning after December 15, 2023. ASU 2023-01 did not have an impact on the Company's Consolidated Financial Statements.

In March 2023, the FASB issued ASU No. 2023-02, *"Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method."* ASU 2023-02 is intended to improve the accounting and disclosures for investments in tax credit structures. ASU 2023-02 allows entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. Previously, this method was only available for qualifying tax equity investments in low-income housing tax credit structures. The guidance is effective for fiscal years beginning after December 15, 2023. ASU 2023-02 did not have an impact on the Company's Consolidated Financial Statements.

In November 2023, the FASB issued ASU No. 2023-07, *"Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures."* ASU 2023-07 expands segment disclosure requirements for public entities to require disclosure of significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. ASU 2023-07 did not have an impact on the Company's Consolidated Financial Statements.

Note 2. Business Combinations

Sunbelt Group, LLC

On September 1, 2022, Rains Agency Inc. ("Rains Agency"), an indirect wholly-owned subsidiary of SmartFinancial, Inc., completed the acquisition of substantially all the assets of Sunbelt Group, LLC ("Sunbelt"), a Tennessee limited liability company, pursuant to the Asset Purchase Agreement (the "Purchase Agreement"), dated September 1, 2022, by and among Rains Agency, Sunbelt, and A. Mark Slater, the sole member of Sunbelt.

In connection with the acquisition, Rains Agency acquired $349 thousand of assets and assumed $364 thousand of liabilities from Sunbelt. Pursuant to the Purchase Agreement, Rains Agency paid an aggregate amount of consideration to Sunbelt of $6.5 million, of which $5.2 million was paid in cash at the closing and the remainder of which will be payable in equal cash installments on September 1, 2023, and September 1, 2024 (the "Deferred Payments"). The Deferred Payments are subject to acceleration in certain circumstances involving a change in control of Rains Agency and are subject to set-off for any indemnification or other obligations of the Sunbelt and its sole member to Rains Agency under the terms of the Purchase Agreement. During 2023, Rains Agency changed its name to SBK Insurance, Inc.

The fair value of consideration paid exceeded the fair value of the identifiable assets and liabilities acquired and resulted in the establishment of goodwill in the amount of $4.6 million, representing the intangible value of Sunbelt's business and reputation within the markets it served. The goodwill recognized is expected to be deductible for income tax purposes. The Company established an intangible asset related to customer relationships of $1.9 million, amortizing sum-of-the-years digits over 168 months (14 years).

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

The purchased assets and assumed liabilities were recorded at their acquisition date fair values and are summarized in the table below *(in thousands)*.

	As recorded by Sunbelt	Initial Fair value adjustments	Subsequent Adjustments	As recorded by the Company
Assets:				
Cash & cash equivalents	$ 319	$ —	$ —	$ 319
Customer list intangible	—	1,948	—	1,948
Equipment, net	13	(13)	—	—
Other assets	17	—	—	17
Total assets acquired	$ 349	$ 1,935	$ —	$ 2,284
Liabilities:				
Payables and other liabilities	$ 364	$ —	$ —	$ 364
Total liabilities assumed	364	—	—	364
Excess of liabilities acquired over assets assumed	$ (15)			
Aggregate fair value adjustments		$ 1,935	$ —	
Total identifiable net assets				1,920
Consideration transferred:				
Purchase price				6,500
Total fair value of consideration transferred				6,500
Goodwill				$ 4,580

Note 3. Earnings Per Share

Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options and restricted stock. The effect from the stock options and restricted stock on incremental shares from the assumed conversions for net income per share-basic and net income per share-diluted are presented below. There were no antidilutive shares for the years ended December 31, 2024 and 2023, and 2022.

The following is a summary of the basic and diluted earnings per share computation *(dollars in thousands, except share and per share data)*:

	2024	2023	2022
Basic earnings per share computation:			
Net income available to common shareholders	$ 36,141	$ 28,593	$ 43,022
Average common shares outstanding – basic	16,768,956	16,805,068	16,740,450
Basic earnings per share	$ 2.16	$ 1.70	$ 2.57
Diluted earnings per share computation:			
Net income available to common shareholders	$ 36,141	$ 28,593	$ 43,022
Average common shares outstanding – basic	16,768,956	16,805,068	16,740,450
Incremental shares from assumed conversions:			
Stock options and restricted stock	106,500	106,117	130,919
Average common shares outstanding - diluted	16,875,456	16,911,185	16,871,369
Diluted earnings per common share	$ 2.14	$ 1.69	$ 2.55

Note 4. Securities

Available-for-Sale Securities ("AFS"), which include any security for which the Company has no immediate plan to sell, but which may be sold in the future, are carried at fair value. Realized gains and losses, based on specifically identified amortized cost of the individual security, are included in other income. Unrealized gains and losses are recorded, net of

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

related income tax effects, in accumulated other comprehensive income (loss). Premiums and discounts are amortized and accreted, respectively, to interest income using the constant effective yield method over the estimated life of the security. Prepayments are anticipated for mortgage-backed and Small Business Administration ("SBA") securities. Premiums on callable securities are amortized to their earliest call date.

Held-to-Maturity Securities ("HTM"), which include any security for which the Company has both the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the constant effective yield method over the security's estimated life. Prepayments are anticipated for mortgage-backed and SBA securities. Premiums on callable securities are amortized to their earliest call date.

The amortized cost and fair value of securities AFS and HTM at December 31, 2024 and 2023 are summarized as follow *(in thousands)*:

		December 31, 2024		
Available-for-sale:	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
U.S. Treasury	$ 83,330	$ —	$ (7,104)	$ 76,226
U.S. Government-sponsored enterprises (GSEs)	38,917	453	(182)	39,188
Municipal securities	18,277	—	(587)	17,690
Other debt securities	41,321	252	(2,138)	39,435
Mortgage-backed securities (GSEs)	330,839	515	(21,565)	309,789
Total	$ 512,684	$ 1,220	$ (31,576)	$ 482,328

		December 31, 2024		
Held-to-maturity:	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
U.S. Government-sponsored enterprises (GSEs)	$ 48,112	$ —	$ (7,335)	$ 40,777
Municipal securities	51,652	—	(7,037)	44,615
Mortgage-backed securities (GSEs)	26,895	—	(4,207)	22,688
Total	$ 126,659	$ —	$ (18,579)	$ 108,080

		December 31, 2023		
Available-for-sale:	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
U.S. Treasury	$ 84,307	$ —	$ (8,274)	$ 76,033
U.S. Government-sponsored enterprises (GSEs)	46,983	1,256	(146)	48,093
Municipal securities	18,616	135	(475)	18,276
Other debt securities	36,863	93	(3,887)	33,069
Mortgage-backed securities (GSEs)	254,288	588	(21,937)	232,939
Total	$ 441,057	$ 2,072	$ (34,719)	$ 408,410

		December 31, 2023		
Held-to-maturity:	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
U.S. Treasury	$ 150,066	$ —	$ (1,482)	$ 148,584
U.S. Government-sponsored enterprises (GSEs)	49,336	—	(7,143)	42,193
Municipal securities	52,680	—	(6,178)	46,502
Mortgage-backed securities (GSEs)	29,154	—	(3,895)	25,259
Total	$ 281,236	$ —	$ (18,698)	$ 262,538

At December 31, 2024 and 2023, securities with a carrying value totaling approximately $432.6 million and $358.3 million, respectively, were pledged to secure public funds and securities sold under agreements to repurchase.

For the years ended December 31, 2024, 2023 and 2022, the Company recorded gross realized gains of $64 thousand, $0, and $155 thousand, and gross realized losses of $0, $6.8 million, and $11 thousand, respectively.

The Company has entered into various fair value hedging transactions to mitigate the impact of changing interest rates on the fair values of available for sale securities. See Note 18 – *Derivatives Financial Instruments* for disclosure of the gains and losses recognized on derivative instruments and the cumulative fair value hedging adjustments to the carrying amount of the hedged securities.

The amortized cost and estimated market value of securities by contractual maturity, are shown below *(in thousands)*. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2024	
	Amortized Cost	Fair Value
Available-for-sale:		
Due in one year or less	$ 1,479	$ 1,430
Due from one year to five years	94,077	86,779
Due from five years to ten years	77,077	75,403
Due after ten years	9,212	8,927
	181,845	172,539
Mortgage-backed securities	330,839	309,789
Total	$ 512,684	$ 482,328
Held-to-maturity:		
Due in one year or less	$ —	$ —
Due from one year to five years	731	687
Due from five years to ten years	50,594	43,465
Due after ten years	48,439	41,240
	99,764	85,392
Mortgage-backed securities	26,895	22,688
Total	$ 126,659	$ 108,080

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

The following tables present the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities available-for-sale and securities held-to-maturity have been in a continuous unrealized loss position, as of December 31, 2024 and 2023 *(dollars in thousands)*:

	December 31, 2024								
	Less than 12 Months			12 Months or Greater			Total		
Available-for-sale:	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**
U.S. Treasury	$ —	$ —	—	$ 76,226	$ (7,104)	9	$ 76,226	$ (7,104)	9
U.S. Government-sponsored enterprises (GSEs)	9,069	(80)	4	4,813	(102)	4	13,882	(182)	8
Municipal securities	5,579	(59)	8	11,322	(528)	17	16,901	(587)	25
Other debt securities	4,425	(36)	3	28,294	(2,102)	24	32,719	(2,138)	27
Mortgage-backed securities (GSEs)	80,111	(939)	39	160,129	(20,626)	83	240,240	(21,565)	122
Total	$ 99,184	$ (1,114)	54	$ 280,784	$ (30,462)	137	$ 379,968	$ (31,576)	191

	December 31, 2024								
	Less than 12 Months			12 Months or Greater			Total		
Held-to-maturity:	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**
U.S. Government-sponsored enterprises (GSEs)	$ —	$ —	—	$ 40,777	$ (7,335)	13	$ 40,777	$ (7,335)	13
Municipal securities	—	—	—	44,615	(7,037)	35	44,615	(7,037)	35
Mortgage-backed securities (GSEs)	—	—	—	22,688	(4,207)	5	22,688	(4,207)	5
Total	$ —	$ —	—	$ 108,080	$ (18,579)	53	$ 108,080	$ (18,579)	53

	December 31, 2023								
	Less than 12 Months			12 Months or Greater			Total		
Available-for-sale:	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**
U.S. Treasury	$ —	$ —	—	$ 76,033	$ (8,274)	9	$ 76,033	$ (8,274)	9
U.S. Government-sponsored enterprises (GSEs)	9,743	(137)	3	1,482	(9)	3	11,225	(146)	6
Municipal securities	2,786	(2)	2	9,849	(473)	17	12,635	(475)	19
Other debt securities	2,986	(17)	2	29,057	(3,870)	26	32,043	(3,887)	28
Mortgage-backed securities (GSEs)	16,401	(229)	8	176,351	(21,708)	88	192,752	(21,937)	96
Total	$ 31,916	$ (385)	15	$ 292,772	$ (34,334)	143	$ 324,688	$ (34,719)	158

	December 31, 2023								
	Less than 12 Months			12 Months or Greater			Total		
Held-to-maturity:	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**
U.S. Treasury	$ —	$ —	—	$ 148,584	$ (1,482)	4	$ 148,584	$ (1,482)	4
U.S. Government-sponsored enterprises (GSEs)	—	—	—	42,194	(7,143)	13	42,194	(7,143)	13
Municipal securities	—	—	—	46,500	(6,178)	35	46,500	(6,178)	35
Mortgage-backed securities (GSEs)	—	—	—	25,258	(3,895)	5	25,258	(3,895)	5
Total	$ —	$ —	—	$ 262,536	$ (18,698)	57	$ 262,536	$ (18,698)	57

For any securities classified as AFS that are in an unrealized loss position at the balance sheet date, the Company assesses whether it intends to sell the security, or more likely than not will be required to sell the security before recovery of its amortized cost basis which would require a write-down to fair value through net income. Because the Company currently does not intend to sell those AFS securities that have an unrealized loss at December 31, 2024, and it is not likely that the Company will be required to sell the securities before recovery of their amortized cost bases, which may be maturity, the Company has determined that no write-down is necessary. In addition, the Company evaluates whether any portion of the decline in fair value of AFS securities is the result of credit deterioration, which would require the recognition of an allowance for credit losses. The unrealized losses associated with AFS securities at December 31, 2024, are driven by changes in interest rates and are not due to the credit quality of the securities, and accordingly, no allowance for credit losses is considered necessary related to AFS securities at December 31, 2024. Management evaluates the financial performance of the issuers on a quarterly basis to determine if it is probable that the issuers can make all contractual principal and interest payments.

The unrealized losses in the Company's HTM portfolio were caused by changes in the interest rate environment. The Company has a zero-loss expectation for its U.S. treasury securities in addition to U.S. Government-sponsored enterprises (GSEs) and mortgage-backed securities (GSEs), and accordingly, no allowance for credit losses is estimated for these securities. The HTM state and municipal securities are general obligation bonds which have a very low historical default rate due to issuers generally having unlimited taxing authority to service the debt. All debt securities in an unrealized loss position as of December 31, 2024, continue to perform as scheduled and we do not believe there is a credit loss or a provision for credit losses is necessary.

The Company utilizes bond credit ratings assigned by third party ratings agencies to monitor the credit quality of debt securities held-to-maturity. At December 31, 2024, all debt securities classified as held-to-maturity were rated AA- or higher by the ratings agencies. Updated credit ratings are obtained as they become available from the ratings agencies.

Allowance for Credit Losses:

The Company adopted ASU 2016-13 on January 1, 2023, and based on the analysis of the underlying risk characteristics of its AFS and HTM portfolios, including credit ratings and other qualitative factors, there was no provision for credit losses related to AFS or HTM securities recorded during the year ended December 31, 2024, and 2023, because the ACL was deemed immaterial.

Other Investments:

Our other investments consist of restricted non-marketable equity securities that have no readily determinable market value. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than recognizing temporary declines in value. As of December 31, 2024, the Company determined that there was no impairment on its other investment securities.

The following is the amortized cost and carrying value of other investments *(in thousands)*:

	December 31, 2024	December 31, 2023
Federal Reserve Bank stock	$ 9,045	$ 9,526
Federal Home Loan Bank stock	5,345	3,786
First National Bankers Bank stock	350	350
Total	$ 14,740	$ 13,662

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

Note 5. Loans and Leases and Allowance for Credit Losses

Portfolio Segmentation:

Major categories of loans and leases are summarized as follows *(in thousands)*:

	December 31, 2024		December 31, 2023	
Commercial real estate:				
Non-owner occupied	$	1,080,404	$	940,789
Owner occupied		867,678		798,416
Consumer real estate		741,836		649,867
Construction and land development		361,735		327,185
Commercial and industrial		775,620		645,918
Leases		64,878		68,752
Consumer and other		14,189		13,535
Total loans and leases		3,906,340		3,444,462
Less: Allowance for credit losses		(37,423)		(35,066)
Loans and leases, net	$	3,868,917	$	3,409,396

The loan and lease portfolio is disaggregated into segments. There are seven loan and lease portfolio segments that include commercial real estate non-owner occupied, commercial real estate owner occupied, consumer real estate, construction and land development, commercial and industrial, leases, and consumer and other. Fees and costs of originating loans are deferred at origination and amortized over the life of the loan. At December 31, 2024 and 2023, net deferred loan origination fees exceeded deferred loan origination costs, resulting in a net reduction of loan balances totaling $5.9 million and $5.7 million, respectively.

The following describe risk characteristics relevant to each of the portfolio segments:

Commercial real estate loans for prior periods were broken out into non-owner occupied and owner occupied for presentation comparison.

Commercial Real Estate – Non-Owner Occupied: Commercial real estate loans for income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers are repaid from rent income derived from the properties. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Commercial Real Estate - Owner Occupied: Commercial real estate loans to operating businesses are long-term financing of land and buildings where the owner occupies the property. These loans are repaid by cash flow generated from the business operation.

Consumer Real Estate: Consumer real estate loans include real estate loans secured by first liens, second liens, or open end real estate loans, such as home equity lines. These are repaid by various means such as a borrower's income, sale of the property, or rental income derived from the property. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Construction and Land Development: Loans for real estate construction and development are repaid through cash flow related to the operations, sale or refinance of the underlying property. This portfolio segment includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

SmartFinancial, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Commercial and Industrial: The commercial and industrial loan portfolio segment includes commercial and financial loans. These loans include those loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or expansion projects. Loans are repaid by business cash flows. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the customers' business operations.

Leases: The lease portfolio segment includes leases to small and mid-size companies for equipment financing leases. These leases are secured by a secured interest in the equipment being leased.

Consumer and Other: The consumer loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans, and educational loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures.

Allowance for credit losses:

As described in Note 1 - Summary of Significant Accounting Policies, the Company adopted ASU 2016-13 on January 1, 2023.

The following tables detail the changes in the allowance for credit losses by loan and lease classification *(in thousands)*:

	Year Ended December 31, 2024							
	Commercial Real Estate Non-Owner Occupied	Commercial Real Estate Owner Occupied	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Leases	Consumer and Other	Total
Beginning balance	$ 6,846	$ 8,418	$ 7,249	$ 4,874	$ 6,924	$ 640	$ 115	$ 35,066
Charged-off loans and leases	—	—	—	(441)	(928)	(1,312)	(336)	(3,017)
Recoveries of charge-offs	—	36	4	—	159	8	101	308
Provision charged to expense [1]	126	(113)	1,102	(265)	2,397	1,583	236	5,066
Ending balance	$ 6,972	$ 8,341	$ 8,355	$ 4,168	$ 8,552	$ 919	$ 116	$ 37,423

[1] In the provision charged to expense there was a provision of $87 thousand for unfunded commitments through the provision for credit losses not reflected in the year ended December 31, 2024.

	Year Ended December 31, 2023							
	Commercial Real Estate Non-Owner Occupied	Commercial Real Estate Owner Occupied	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Leases	Consumer and Other	Total
Beginning balance	$ 5,694	$ 5,127	$ 4,028	$ 3,059	$ 3,997	$ 1,293	$ 136	$ 23,334
Impact of adopting ASU 2016-13	458	421	1,952	2,145	1,451	(683)	13	5,757
Purchased credit-deteriorated gross up	117	2,535	166	25	27	28	—	2,898
Charged-off loans and leases	—	—	(9)	—	(584)	(345)	(425)	(1,363)
Recoveries of charge-offs	—	6	53	25	396	—	205	685
Provision charged to expense [1]	577	329	1,059	(380)	1,637	347	186	3,755
Ending balance	$ 6,846	$ 8,418	$ 7,249	$ 4,874	$ 6,924	$ 640	$ 115	$ 35,066

[1] In the provision charged to expense there was a release of $726 thousand for unfunded commitments through the provision for credit losses not reflected in the year ended December 31, 2023.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

	Commercial Real Estate Non-Owner Occupied	Commercial Real Estate Owner Occupied	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Leases	Consumer and Other	Total
				Year Ended December 31, 2022				
Beginning balance	$ 5,611	$ 4,170	$ 3,454	$ 1,882	$ 3,781	$ 330	$ 124	$ 19,352
Charged-off loans and leases	—	—	(33)	—	(307)	(110)	(744)	(1,194)
Recoveries of charge-offs	—	6	564	—	184	194	210	1,158
Provision charged to expense	83	951	43	1,177	339	879	546	4,018
Ending balance	$ 5,694	$ 5,127	$ 4,028	$ 3,059	$ 3,997	$ 1,293	$ 136	$ 23,334

We maintain the allowance for credit losses at a level that we deem appropriate to adequately cover the expected credit loss in the loan and lease portfolio. Our provision for loan and lease losses for the years ended December 31, 2024, 2023 and 2022, were $5.1 million, $3.8 million and $4.0 million, respectively. As of December 31, 2024, and 2023, our allowance for credit losses was $37.4 million and $35.1 million, respectively, which we deemed to be adequate at each of the respective dates. Our allowance for credit losses as a percentage of total loans and leases was 0.96% at December 31, 2024 and 1.02% at December 31, 2023.

Credit Risk Management:

The Company employs a credit risk management process with defined policies, accountability and routine reporting to manage credit risk in the loan and lease portfolio segments. Credit risk management is guided by credit policies that provide for a consistent and prudent approach to underwriting and approvals of credits. Within the Credit Policy, procedures exist that elevate the approval requirements as credits become larger and more complex. All loans and leases are individually underwritten, risk-rated, approved, and monitored.

Responsibility and accountability for adherence to underwriting policies and accurate risk ratings lies in each portfolio segment. For the consumer real estate and consumer and other portfolio segments, the risk management process focuses on managing customers who become delinquent in their payments. For the other portfolio segments, the risk management process focuses on underwriting new business and, on an ongoing basis, monitoring the credit of the portfolios, including a third party review of the largest credits on an annual basis or more frequently, as needed. To ensure problem credits are identified on a timely basis, several specific portfolio reviews occur periodically to assess the larger adversely rated credits for proper risk rating and accrual status.

Credit quality and trends in the loan and lease portfolio segments are measured and monitored regularly. Detailed reports (*e.g.*, by product, collateral, accrual status) are reviewed by director, management and loan committees.

A description of the general characteristics of the risk grades used by the Company is as follows:

Pass: Loans and leases in this risk category involve borrowers of acceptable-to-strong credit quality and risk who have the apparent ability to satisfy their loan and lease obligations. Loans and leases in this risk grade would possess sufficient mitigating factors, such as adequate collateral or strong guarantors possessing the capacity to repay the debt if required, for any weakness that may exist.

Watch: Loans and leases in this risk category involve borrowers that exhibit characteristics, or are operating under conditions that, if not successfully mitigated as planned, have a reasonable risk of resulting in a downgrade within the next six to twelve months. Loans and leases may remain in this risk category for six months and then are either upgraded or downgraded upon subsequent evaluation.

Special Mention: Loans and leases in this risk grade are the equivalent of the regulatory definition of "Other Assets Especially Mentioned" classification. Loans and leases in this category possess some credit deficiency or potential weakness, which requires a high level of management attention. Potential weaknesses include declining trends in operating earnings and cash flows and /or reliance on the secondary source of repayment. If left uncorrected, these potential weaknesses may result in noticeable deterioration of the repayment prospects for the asset or in the Company's credit position.

Substandard: Loans and leases in this risk grade are inadequately protected by the borrower's current financial condition and payment capability or of the collateral pledged, if any. Loans and leases so classified have a well-defined weakness or weaknesses that jeopardize the orderly repayment of debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans and leases in this risk grade have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or orderly repayment in full, on the basis of current existing facts, conditions and values, highly questionable and improbable. Possibility of loss is extremely high, but because of certain important and reasonably specific factors that may work to the advantage and strengthening of the exposure, its classification as an estimated loss is deferred until its more exact status may be determined.

Uncollectible: Loans and leases in this risk grade are considered to be non-collectible and of such little value that their continuance as bankable assets is not warranted. This does not mean the loan or lease has absolutely no recovery value, but rather it is neither practical nor desirable to defer writing off the loan or lease, even though partial recovery may be obtained in the future. Charge-offs against the allowance for loan and lease losses are taken in the period in which the loan or lease becomes uncollectible. Consequently, the Company typically does not maintain a recorded investment in loans or leases within this category.

The Company evaluates the loan risk grading system definitions and allowance for credit loss methodology on an ongoing basis.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

The following tables outline the amount of each loan and lease classification and the amount categorized into each risk rating based on year of origination *(in thousands)*:

December 31, 2024								
Loans Amortized Cost Basis by Origination Year								
							Revolving Loans Converted	
						Revolving	to Term	Total
2024	**2023**	**2022**	**2021**	**2020**	**Prior**	**Loans**		
Commercial real estate - non-owner occupied								
Pass	$ 241,022	118,055	286,728	228,554	85,754	97,319	8,295	696	1,066,423
Watch	-	1,637	6,769	278	-	4,275	-	-	12,959
Special mention	-	-	-	-	-	-	-	-	-
Substandard	470	-	-	-	301	251	-	-	1,022
Doubtful	-	-	-	-	-	-	-	-	-
Total commercial real estate - non-owner occupied	241,492	119,692	293,497	228,832	86,055	101,845	8,295	696	1,080,404
YTD gross charge-offs	-	-	-	-	-	-	-	-	-
Commercial real estate - owner occupied								
Pass	145,848	$ 118,233	$ 275,328	$ 155,119	$ 62,755	$ 78,934	$ 12,368	$ 198	$ 848,783
Watch	1,451	2,814	2,398	1,251	1,676	364	744	-	10,698
Special mention	3,147	-	-	-	-	-	-	-	3,147
Substandard	-	332	-	3,303	305	365	745	-	5,050
Doubtful	-	-	-	-	-	-	-	-	-
Total commercial real estate - owner occupied	150,446	121,379	277,726	159,673	64,736	79,663	13,857	198	867,678
YTD gross charge-offs	-	-	-	-	-	-	-	-	-
Consumer real estate								
Pass	151,786	105,416	154,956	82,463	47,122	61,844	131,267	2,099	736,953
Watch	-	81	-	109	258	420	1,241	-	2,109
Special mention	-	-	-	-	-	50	-	-	50
Substandard	184	-	61	311	-	1,854	314	-	2,724
Doubtful	-	-	-	-	-	-	-	-	-
Total consumer real estate	151,970	105,497	155,017	82,883	47,380	64,168	132,822	2,099	741,836
YTD gross charge-offs	-	-	-	-	-	-	-	-	-
Construction and land development								
Pass	199,160	74,200	51,438	6,146	2,168	9,562	12,392	89	355,155
Watch	2,477	-	105	3,015	-	-	-	-	5,597
Special mention	515	-	-	-	-	-	-	-	515
Substandard	262	-	-	68	-	138	-	-	468
Doubtful	-	-	-	-	-	-	-	-	-
Total construction and land development	202,414	74,200	51,543	9,229	2,168	9,700	12,392	89	361,735
YTD gross charge-offs	-	-	-	-	(441)	-	-	-	(441)
Commercial and industrial								
Pass	130,898	128,646	133,782	43,299	17,716	26,933	282,695	3,239	767,208
Watch	103	107	119	2,807	-	-	2,865	14	6,015
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	40	455	1,657	129	46	9	61	2,397
Doubtful	-	-	-	-	-	-	-	-	-
Total commercial and industrial	131,001	128,793	134,356	47,763	17,845	26,979	285,569	3,314	775,620
YTD gross charge-offs	-	(618)	(235)	-	-	-	(29)	(46)	(928)
Leases								
Pass	25,371	18,285	16,299	3,601	1,019	303	-	-	64,878
Watch	-	-	-	-	-	-	-	-	-
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Total leases	25,371	18,285	16,299	3,601	1,019	303	-	-	64,878
YTD gross charge-offs	(74)	(619)	(589)	(1)	(1)	(28)	-	-	(1,312)

December 31, 2024

Loans Amortized Cost Basis by Origination Year

	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Consumer and other									
Pass	4,385	1,932	922	387	284	238	6,024	-	14,172
Watch	4	-	-	-	-	-	-	-	4
Special mention	-	-	-	-	-	-	-	-	-
Substandard	11	-	-	-	-	2	-	-	13
Doubtful	-	-	-	-	-	-	-	-	-
Total consumer and other	4,400	1,932	922	387	284	240	6,024	-	14,189
YTD gross charge-offs	(24)	(84)	(61)	(37)	(53)	(77)	-	-	(336)
Total loans									
Pass	898,470	564,767	919,453	519,569	216,818	275,133	453,041	6,321	3,853,572
Watch	4,035	4,639	9,391	7,460	1,934	5,059	4,850	14	37,382
Special mention	3,662	-	-	-	-	50	-	-	3,712
Substandard	927	372	516	5,339	735	2,656	1,068	61	11,674
Doubtful	-	-	-	-	-	-	-	-	-
Total loans	$ 907,094	$ 569,778	$ 929,360	$ 532,368	$ 219,487	$ 282,898	$ 458,959	$ 6,396	$ 3,906,340
Total YTD gross charge-offs	$ (98)	$ (1,321)	$ (885)	$ (38)	$ (495)	$ (105)	$ (29)	$ (46)	$ (3,017)

December 31, 2023

Loans Amortized Cost Basis by Origination Year

	2023	2022	2021	2020	2019	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial real estate - non-owner occupied									
Pass	$ 120,088	$ 293,053	$ 258,422	$ 107,359	$ 76,847	$ 42,345	$ 3,691	$ 4,320	$ 906,125
Watch	22,295	-	645	-	4,426	2,663	-	3,500	33,529
Special mention	-	-	-	-	-	-	-	-	-
Substandard	517	-	-	310	-	308	-	-	1,135
Doubtful	-	-	-	-	-	-	-	-	-
Total commercial real estate - non-owner occupied	142,900	293,053	259,067	107,669	81,273	45,316	3,691	7,820	940,789
YTD gross charge-offs	-	-	-	-	-	-	-	-	-
Commercial real estate - owner occupied									
Pass	117,022	285,174	175,083	74,015	57,648	63,970	11,441	2,370	786,723
Watch	-	1,267	1,305	921	-	263	-	-	3,756
Special mention	-	3,215	-	-	-	-	-	-	3,215
Substandard	386	-	3,932	-	282	122	-	-	4,722
Doubtful	-	-	-	-	-	-	-	-	-
Total commercial real estate - owner occupied	117,408	289,656	180,320	74,936	57,930	64,355	11,441	2,370	798,416
YTD gross charge-offs	-	-	-	-	-	-	-	-	-
Consumer real estate									
Pass	123,203	174,755	98,460	53,688	33,598	48,378	107,949	3,026	643,057
Watch	171	-	258	116	-	55	1,581	-	2,181
Special mention	-	-	-	-	-	53	-	-	53
Substandard	196	824	176	253	164	2,850	113	-	4,576
Doubtful	-	-	-	-	-	-	-	-	-
Total consumer real estate	123,570	175,579	98,894	54,057	33,762	51,336	109,643	3,026	649,867
YTD gross charge-offs	-	-	-	-	-	(9)	-	-	(9)
Construction and land development									
Pass	113,752	115,032	23,823	2,749	5,056	6,595	40,667	7,489	315,163
Watch	6,670	3,233	607	-	-	1	-	-	10,511
Special mention	437	-	-	-	-	-	-	-	437
Substandard	-	-	35	620	-	419	-	-	1,074
Doubtful	-	-	-	-	-	-	-	-	-
Total construction and land development	120,859	118,265	24,465	3,369	5,056	7,015	40,667	7,489	327,185
YTD gross charge-offs	-	-	-	-	-	-	-	-	-

December 31, 2023

Loans Amortized Cost Basis by Origination Year

	2023	2022	2021	2020	2019	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial and industrial									
Pass	168,957	162,799	62,796	22,639	9,135	25,207	185,619	7,270	644,422
Watch	54	15	13	-	-	-	120	83	285
Special mention	-	-	-	-	-	-	-	-	-
Substandard	193	614	200	129	75	-	-	-	1,211
Doubtful	-	-	-	-	-	-	-	-	-
Total commercial and industrial	169,204	163,428	63,009	22,768	9,210	25,207	185,739	7,353	645,918
YTD gross charge-offs	(75)	(274)	(50)	(183)	-	-	(2)	-	(584)
Leases									
Pass	28,922	26,658	8,658	3,603	703	208	-	-	68,752
Watch	-	-	-	-	-	-	-	-	-
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Total leases	28,922	26,658	8,658	3,603	703	208	-	-	68,752
YTD gross charge-offs	(122)	(193)	(18)	-	(12)	-	-	-	(345)
Consumer and other									
Pass	5,926	2,049	841	373	132	206	3,931	67	13,525
Watch	-	-	-	-	10	-	-	-	10
Special mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Total consumer and other	5,926	2,049	841	373	142	206	3,931	67	13,535
YTD gross charge-offs	(40)	(135)	(74)	(54)	(33)	(89)	-	-	(425)
Total loans									
Pass	677,870	1,059,520	628,083	264,426	183,119	186,909	353,298	24,542	3,377,767
Watch	29,190	4,515	2,828	1,037	4,436	2,982	1,701	3,583	50,272
Special mention	437	3,215	-	-	-	53	-	-	3,705
Substandard	1,292	1,438	4,343	1,312	521	3,699	113	-	12,718
Doubtful	-	-	-	-	-	-	-	-	-
Total loans	$ 708,789	$ 1,068,688	$ 635,254	$ 266,775	$ 188,076	$ 193,643	$ 355,112	$ 28,125	$ 3,444,462
Total YTD gross charge-offs	$ (237)	$ (602)	$ (142)	$ (237)	$ (45)	$ (98)	$ (2)	$ -	$ (1,363)

Past Due Loans and Leases:

A loan or lease is considered past due if any required principal and interest payments have not been received as of the date such payments were required to be made under the terms of the loan agreement. Generally, management places a loan or lease on nonaccrual when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due.

The following tables present an aging analysis of our loan and lease portfolio *(in thousands)*:

December 31, 2024

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Loans Not Past Due	Total Loans
Commercial real estate:						
Non-owner occupied	$ 378	$ —	$ 263	$ 641	$ 1,079,763	$ 1,080,404
Owner occupied	731	47	539	1,317	866,361	867,678
Consumer real estate	2,258	826	764	3,848	737,988	741,836
Construction and land development	523	—	—	523	361,212	361,735
Commercial and industrial	1,417	367	1,636	3,420	772,200	775,620
Leases	1,645	—	2,118	3,763	61,115	64,878
Consumer and other	96	24	18	138	14,051	14,189
Total	$ 7,048	$ 1,264	$ 5,338	$ 13,650	$ 3,892,690	$ 3,906,340

		December 31, 2023				
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Loans Not Past Due	Total Loans
Commercial real estate:						
Non-owner occupied	$ —	$ —	$ 571	$ 571	$ 940,218	940,789
Owner occupied	52	270	1,089	1,411	797,005	798,416
Consumer real estate	2,216	1,347	561	4,124	645,743	649,867
Construction and land development	631	—	620	1,251	325,934	327,185
Commercial and industrial	956	330	2,286	3,572	642,346	645,918
Leases	1,208	132	212	1,552	67,200	68,752
Consumer and other	80	9	98	187	13,348	13,535
Total	$ 5,143	$ 2,088	$ 5,437	$ 12,668	$ 3,431,794	$ 3,444,462

The table below presents the amortized cost basis of loans on nonaccrual status and loans past due 90 or more days and still accruing interest at December 31, 2024, and 2023. Also presented is the balance of loans on nonaccrual status at December 31, 2024, and 2023, for which there was no related allowance for credit losses recorded *(in thousands)*:

	December 31, 2024			December 31, 2023		
	Total Nonaccrual Loans	Nonaccrual With No Allowance for Credit Losses	Loans Past Due Over 90 Days Still Accruing	Total Nonaccrual Loans	Nonaccrual With No Allowance for Credit Losses	Loans Past Due Over 90 Days Still Accruing
Commercial real estate:						
Non-owner occupied	$ 514	$ 263	$ —	$ 571	$ 263	$ —
Owner occupied	906	539		1,473	1,089	
Consumer real estate	1,995	752	—	2,647	1,562	—
Construction and land development	39	—	—	620	—	—
Commercial and industrial	1,820	—	144	2,480	160	—
Leases	2,433	—	—	140	—	72
Consumer and other	2	—	18	—	—	98
Total	$ 7,709	$ 1,554	$ 162	$ 7,931	$ 3,074	$ 170

The following table presents the amortized cost basis of collateral dependent loans, which are individually evaluated to determine expected credit losses *(in thousands)*:

	December 31, 2024		
	Real Estate	Other	Total
Commercial real estate:			
Non-owner occupied	$ 733	$ —	$ 733
Owner occupied	4,636		4,636
Consumer real estate	1,139	—	1,139
Construction and land development	262	—	262
Commercial and industrial	—	2,286	2,286
Leases	—	534	534
Consumer and other	—	—	—
Total	$ 6,770	$ 2,820	$ 9,590

	December 31, 2023		
	Real Estate	Other	Total
Commercial real estate:			
Non-owner occupied	$ 780	$ —	$ 780
Owner occupied	4,375		4,375
Consumer real estate	2,756	—	2,756
Construction and land development	1,411	—	1,411
Commercial and industrial	—	1,018	1,018
Leases	—	—	—
Consumer and other	—	—	—
Total	$ 9,322	$ 1,018	$ 10,340

Impaired Loans and Leases

The following table details the average recorded investment, and the amount of interest income recognized on a cash basis for impaired loans at December 31, 2022, as determined under ASC 310 prior to the adoption of ASU 2016-13. A loan or lease held for investment is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both principal and interest) according to the terms of the loan or lease agreement *(in thousands)*:

	Year Ended December 31, 2022	
	Average Recorded Investment	Interest Income Recognized
Impaired loans and leases without a valuation allowance:		
Commercial real estate:		
Non-owner occupied	$ —	$ —
Owner occupied	122	—
Consumer real estate	1,728	94
Construction and land development	—	—
Commercial and industrial	—	—
Leases	—	—
Consumer and other	—	—
	1,850	94
Impaired loans and leases with a valuation allowance:		
Commercial real estate:		
Non-owner occupied	343	—
Owner occupied	—	—
Consumer real estate	52	—
Construction and land development	515	—
Commercial and industrial	19	—
Leases	—	—
Consumer and other	—	—
	929	—
PCI loans and leases:		
Commercial real estate:		
Non-owner occupied	702	57
Owner occupied	—	—
Consumer real estate	819	50
Construction and land development	—	—
Commercial and industrial	—	—
Leases	—	—
Consumer and other	2	—
	1,523	107
Total impaired loans and leases	$ 4,302	$ 201

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

Loan Modifications to Borrowers Experiencing Financial Difficulty:

The table below shows the amortized cost of loans and leases made to borrowers experiencing financial difficulty that were modified during the years ended December 31, 2024, and 2023, respectively. *(dollars in thousands)*:

Year ended December 31, 2024	Payment Delay		Term Extension		Payment Delay and Term Extension		Total	
Commercial real estate:								
Non-owner occupied	$	—	$	—	$	—	$	—
Owner occupied		—		—		—		—
Consumer real estate		—		301		—		301
Construction and land development		—		—		—		—
Commercial and industrial		—		24		—		24
Leases		—		—		—		—
Consumer and other		—		—		—		—
Total	$	—	$	325	$	—	$	325

Year ended December 31, 2023	Payment Delay		Term Extension		Payment Delay and Term Extension		Total	
Commercial real estate:							$	—
Non-owner occupied	$	—	$	2,492	$	—	$	2,492
Owner occupied		386		38		—		424
Consumer real estate		—		446		—		446
Construction and land development		—		690		—		690
Commercial and industrial		57		—		136		193
Leases		—		—		—		—
Consumer and other		—		—		—		—
Total	$	443	$	3,666	$	136	$	4,245

The following table summarizes the financial impacts of loan modifications made to borrowers experiencing financial difficulty for the year ended December 31, 2024, and 2023, respectively *(dollars in thousands)*:

Year ended December 31, 2024	Weighted-Average Term Extension (in months)	Weighted-Average Total Payment Delay	
Commercial real estate:			
Non-owner occupied	—	$	—
Owner occupied	—		—
Consumer real estate	63		—
Construction and land development	—		—
Commercial and industrial	38		—
Leases	—		—
Consumer and other	—		—

Year ended December 31, 2023	Weighted-Average Term Extension (in months)	Weighted-Average Total Payment Delay	
Commercial real estate:			
Non-owner occupied	7	$	—
Owner occupied	180		22
Consumer real estate	16		—
Construction and land development	8		—
Commercial and industrial	30		6
Leases	—		—
Consumer and other	—		—

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

The table below shows the amortized cost of loans and leases made to borrowers experiencing financial difficulty that defaulted during the year ended December 31, 2024. No defaults for the year ended December 31, 2023. *(dollars in thousands)*:

Year ended December 31, 2024	Payment Delay		Term Extension		Payment Delay and Term Extension		Total	
Commercial real estate:								
Non-owner occupied	$	—	$	—	$	—	$	—
Owner occupied		—		—		—		—
Consumer real estate		—		60		—		60
Construction and land development		—		—		—		—
Commercial and industrial		—		—		—		—
Leases		—		—		—		—
Consumer and other		—		—		—		—
Total	$	—	$	60	$	—	$	60

The table below shows an age analysis of loans and leases made to borrowers experiencing financial difficulty that were modified in the last twelve months, *(in thousands)*:

	December 31, 2024									
	Current		30-89 Days Past Due		90 Days or More Past Due		Nonaccrual		Total	
Commercial real estate:										
Non-owner occupied	$	—	$	—	$	—	$	—	$	—
Owner occupied		—		—		—		—		—
Consumer real estate		168		—		—		134		302
Construction and land development		—		—		—		—		—
Commercial and industrial		14		—		—		9		23
Leases		—		—		—		—		—
Consumer and other		—		—		—		—		—
Total	$	182	$	—	$	—	$	143	$	325

Foreclosure Proceedings and Balances:

As of December 31, 2024, there were no residential real estate properties in which physical possession had been obtained and included within other real estate owned assets and two properties totaling $279 thousand at December 31, 2023. There were two residential real estate loans totaling $256 thousand in the process of foreclosure at December 31, 2024, and two for $1.2 million at December 31, 2023.

Related Party Loans:

In the ordinary course of business, the Company has granted loans to certain related interests, including directors, executive officers, and their affiliates (collectively referred to as "related parties"). Such loans are made in the ordinary course of business and on substantially the same terms as those for comparable transactions prevailing at the time and do not present other unfavorable features. A summary of activity in loans to related parties is as follows *(in thousands)*:

	2024		2023	
Balance, beginning of year	$	20,836	$	14,246
Disbursements		3,619		8,653
Repayments		(2,557)		(2,063)
Balance, end of year	$	21,898	$	20,836

At December 31, 2024, the Company had pre-approved but unused lines of credit totaling approximately $8.1 million to related parties.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

Note 6. Premises and Equipment

A summary of premises and equipment at December 31, is as follows *(in thousands)*:

	Useful Life	2024	2023
Land and land improvements	Indefinite	$ 20,973	$ 21,403
Building and leasehold improvements	15-40 years	73,539	71,582
Furniture, fixtures and equipment	3-7 years	25,999	24,301
Construction in progress		1,474	2,269
Total, gross		121,985	119,555
Accumulated depreciation		(30,892)	(26,592)
Total, net		$ 91,093	$ 92,963

At December 31, 2024 management estimates the cost necessary to complete the construction in progress will be approximately $214 thousand.

Depreciation and amortization expense relating to premises and equipment was $5.2 million, $5.1 million and $4.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 7. Goodwill and Intangible Assets

Goodwill and Intangible Assets:

In accordance with FASB ASC 350, *Goodwill and Other*, regarding testing goodwill for impairment provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company performs its annual goodwill impairment test as of December 31, of each year, and for 2024 the results of the qualitive assessment provided no indication of potential impairment. Management will continue to evaluate the economic conditions at future reporting periods for applicable changes.

The Company's other intangible assets consist of core deposit intangibles, insurance agency customer relationships and insurance agency tradename. They are initially recognized based on a valuation performed as of the consummation date. The core deposit intangible is amortized over the average remaining life of the acquired customer deposits, the insurance agency customer relationships are amortized over 14 years and the tradename is amortized over five years.

The carrying amount of goodwill at December 31, 2024, and 2023, was $96.1 million.

Other intangible assets as of the dates indicated is summarized below *(in thousands)*:

Amortized other intangible assets:	Core Deposit Intangibles	Customer Relationships Intangibles	Tradename Intangibles	Total
December 31, 2024:				
Beginning balance January 1, 2024, gross	$ 17,470	$ 5,670	$ 63	$ 23,203
Less: accumulated amortization	(11,435)	(3,127)	(63)	(14,625)
Balance, December 31, 2024, other intangible assets, net	$ 6,035	$ 2,543	$ -	$ 8,578
December 31, 2023:				
Beginning balance January 1, 2023, gross	$ 17,470	$ 5,670	$ 63	$ 23,203
Less: accumulated amortization	(9,758)	(2,379)	(63)	(12,200)
Balance, December 31, 2023, other intangible assets, net	$ 7,712	$ 3,291	$ -	$ 11,003

The aggregate amortization expense for other intangibles assets for the year ended December 31, 2024, was $2.4 million, and for the years ended December 31, 2023, and 2022, was $2.6 million.

The estimated aggregate amortization expense for future periods for other intangible assets is as follows *(in thousands)*:

2025	$	2,256
2026		2,086
2027		1,904
2028		1,139
2029		669
Thereafter		524
Total	$	8,578

Note 8. Deposits

The aggregate amount of time deposits in denominations of $250,000 or more was $302.8 million and $225.7 million at December 31, 2024 and 2023, respectively. At December 31, 2024, the scheduled maturities of time deposits are as follows *(in thousands)*:

2025	$	772,344
2026		48,273
2027		12,917
2028		7,869
2029		3,237
Thereafter		—
Total	$	844,640

As of December 31, 2024, and 2023, there was a fair value adjustment of $39 thousand and $106 thousand, respectively, to time deposits as a result of business combinations.

From time to time, the Company engages in deposit transactions with its directors, executive officers and their related interests (collectively referred to as "related parties"). Such deposits are made in the ordinary course of business and on substantially the same terms as those for comparable transactions prevailing at the time and do not present other unfavorable features. The total amount of related party deposits was $70.6 million and $85.0 million at December 31, 2024 and 2023, respectively.

Note 9. Borrowings and Line of Credit

Securities Sold Under Agreements to Repurchase:

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis.

At December 31, 2024 and 2023, the Company had securities sold under agreements to repurchase of $4.1 million and $5.1 million, respectively, with commercial checking customers which were secured by government agency securities. The average balance for 2024 and 2023 was $4.7 million and $5.1 million, respectively. The maximum month-end outstanding balance for 2024 and 2023 was $5.8 million and $6.1 million, respectively. The carrying value of investment securities pledged as collateral under repurchase agreements was $6.5 million and $7.6 million at December 31, 2024 and December 31, 2023, respectively.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

Federal Reserve Bank:

The Bank has agreements with the Federal Reserve Bank's discount window to provide additional funding to the Bank. The Federal Reserve discount window line is collateralized by a pool of commercial real estate loans and commercial and industrial loans.

At December 31, 2024 and 2023, the funding capacity and loans secured for borrowings was as follows *(in thousands)*:

	2024	2023
Maximum funding capacity	$ 427,811	$ 283,048
Borrowings	—	—
Additional funding capacity	$ 427,811	$ 283,048
Loans secured for borrowings	$ 537,368	$ 379,827

Federal Home Loan Bank Advances:

The Bank has agreements with the Federal Home Loan Bank of Cincinnati ("FHLB") that can provide advances to the Bank. All of the advances are secured by a blanket lien on qualifying first mortgages on 1-4 family residential and commercial properties and are pledged as collateral for these advances. There were no securities pledged to FHLB at December 31, 2024 and 2023.

At December 31, 2024 and 2023, the borrowing capacity and loans secured for advances was as follows *(in thousands)*:

	2024	2023
Maximum borrowing capacity	$ 518,559	$ 573,888
FHLB advances	—	—
Standby letters of credit	(211,982)	(103,982)
Additional borrowing capacity	$ 306,577	$ 469,906
Loans secured for advances	$ 822,565	$ 809,707

The Company had no FHLB advances as of December 31, 2024 and 2023.

Federal Funds Purchased:

There were no federal funds purchased as of December 31, 2024, and 2023.

Line of Credit:

The Company has a revolving line of credit for an aggregate amount of $35.0 million at December 31, 2024, with a maturity of February 1, 2025. On January 21, 2025, the maturity date was extended to May 1, 2025. At December 31, 2024, and 2023, $4.0 million and $8.0 million, respectively, was outstanding under the line of credit.

Note 10. Subordinated Debt

On September 28, 2018, the Company issued $40 million of 5.625% fixed-to-floating rate subordinated notes (the "Notes"), which was outstanding as of December 31, 2024 and 2023. Unamortized debt issuance cost was $316 thousand and $401 thousand at December 31, 2024 and 2023, respectively.

The Notes initially bore interest at a rate of 5.625% per annum from and including September 28, 2018, to but excluding October 2, 2023, with interest during this period payable semi-annually in arrears. As of October 2, 2023, to but excluding the maturity date or early redemption date, the interest rate has, with the sunset of the London Inter-bank Offered Rate,

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

reset quarterly to an annual floating rate equal to three-month Chicago Mercantile Exchange published term Secured Overnight Financing Rate ("SOFR"), plus 281.161 basis points, with interest during this period payable quarterly in arrears. The Notes are redeemable by the Company, in whole or in part, on or after October 2, 2023, and at any time, in whole but not in part, upon the occurrence of certain events. The Notes have been structured to qualify initially as Tier 2 capital for the Company for regulatory capital purposes and mature on October 2, 2028.

The Notes debt issuance costs totaled $844 thousand and will be amortized through the Notes' maturity date. Amortization expense totaled $84 thousand for each of the years ended December 31, 2024, 2023 and 2022, respectively.

On September 1, 2021, the Company acquired $2.5 million of subordinated notes ("sub-debt") from the acquisition of Sevier County Bancshares, Inc. The sub-debt bears interest at a rate of 6.75% per annum until August 14, 2024, with the interest during this period payable semi-annually in arrears. On August 14, 2024, the Company redeemed this sub-debt in whole.

Note 11. Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration.

Substantially all of the leases in which the Company is the lessee are comprised of real estate for branches and office space with terms extending through 2044. All of our leases are classified as operating leases. With the adoption of Topic 842, operating lease agreements are required to be recognized on the consolidated balance sheet as a right-of-use ("ROU") asset and a corresponding lease liability.

The following table represents the consolidated balance sheet classification of the Company's ROU assets and lease liabilities. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the consolidated balance sheet *(in thousands)*:

	Balance Sheet Location	December 31, 2024	December 31, 2023
Assets:			
Operating lease right-of-use assets	Other assets	$ 11,951	$ 9,894
Liabilities:			
Operating lease liabilities	Other liabilities	$ 12,472	$ 10,303

The calculated amount of the ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company's lease agreements often include one or more options to renew at the Company's discretion. If at lease inception the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. Regarding the discount rate, Topic 842 requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term.

As of December 31, 2024, the weighted average remaining lease term was 10.41 years and the weighted average discount rate was 3.53%.

The Company elected, for all classes of underlying assets, not to separate lease and non-lease components and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as common area maintenance. The following table represents lease costs and other lease information for the years ended December 31, *(in thousands)*:

	Year Ended December 31,		
	2024	**2023**	**2022**
Lease costs:			
Operating lease costs	$ 1,919	$ 1,687	$ 1,633
Variable lease costs	88	117	100
Sublease income	(24)	—	—
Net lease cost	$ 1,983	$ 1,804	$ 1,733
Other information:			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 1,810	$ 1,421	$ 1,562

Future minimum payments for operating leases with initial or remaining terms of one year or more as of December 31, 2024 were as follows *(in thousands)*:

	Amounts
2025	$ 1,725
2026	1,675
2027	1,469
2028	1,464
2029	1,398
Thereafter	7,650
Total future minimum lease payments	15,381
Amounts representing interest	(2,909)
Present value of net future minimum lease payments	$ 12,472

Net lease expense for the years ended December 31, 2024, 2023, and 2022, was $2.0 million, $1.8 million and $1.7 million, respectively.

The Company entered into two leasing arrangements for branch offices with companies that are wholly owned by a board of director's immediate family. The Company has determined that these leasing arrangements were considered economically fair and in the best interest of the Company. For the years ended December 31, 2024, 2023, and 2022, the Company paid $165 thousand, $157 thousand and $150 thousand, respectively, for base rent payments.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

Note 12. Income Taxes

Income tax expense in the consolidated statements of income for the years ended December 31, 2024, 2023, and 2022, includes the following *(in thousands)*:

	2024	2023	2022
Current tax expense			
Federal	$ 8,717	$ 5,632	$ 10,412
State	481	692	2,029
Deferred tax expense related to:			
Federal	(380)	1,100	(407)
State	500	209	(148)
Total income tax expense	$ 9,318	$ 7,633	$ 11,886

The income tax expense is different from the expected tax expense computed by multiplying income before income tax expense by the statutory income tax rate of 21%. The reasons for this difference are as follows *(in thousands)*:

	2024	2023	2022
Federal income tax expense computed at the statutory rate	$ 9,546	$ 7,607	$ 11,531
State income taxes, net of federal tax benefit	775	712	1,486
Nondeductible acquisition expenses	—	—	1
Tax-exempt interest	(683)	(419)	(624)
Bank-owned life insurance	(521)	(413)	(389)
Tax benefit from stock options	(26)	(68)	(170)
Other	227	214	51
Total income tax expense	$ 9,318	$ 7,633	$ 11,886

The components of the net deferred tax asset, which are included in Other Assets in the consolidated balance sheets, as of December 31, 2024 and 2023, were as follows *(in thousands)*:

	2024	2023
Deferred tax assets:		
Allowance for loan losses	$ 9,029	$ 9,075
Unfunded commitments	636	618
Fair value adjustments	1,211	1,584
Unrealized losses on investment securities	7,969	8,514
Unrealized losses on hedges	274	508
Other real estate owned	13	9
Deferred compensation	1,758	1,132
Lease liability	3,204	2,667
Federal net operating loss carryforward	3,713	4,024
Other	1,502	1,992
Total deferred tax assets	29,309	30,123
Deferred tax liabilities:		
Accumulated depreciation	2,384	2,451
Core deposit intangible	1,226	1,774
Right of use asset	3,071	2,561
Other	1,221	1,031
Total deferred tax liabilities	7,902	7,817
Net deferred tax asset	$ 21,407	$ 22,306

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

At December 31, 2024, the Company has a federal net operating loss carryforward recorded of approximately $17.7 million acquired with the acquisition of Sevier County Bancshares, Inc. The net operating loss is subject to Section 382 limitations. The federal net operating loss will begin to expire in 2031. The income tax returns of the Company for 2023, 2022, and 2021 are subject to examination by the federal and state taxing authorities, generally for three years after they were filed.

Note 13. Employee Benefit Plans

401(k) Plan:

The Company provides a deferred salary reduction plan ("Plan") under Section 401(k) of the Internal Revenue Code covering substantially all employees. After 90 days of service the Company matches 100% of employee contributions up to 3% of compensation and 50% of employee contributions on the next 2% of compensation. The Company's contribution to the Plan for the years ended December 2024, 2023, and 2022, was $1.9 million, $1.8 million and $1.6 million, respectively.

Equity Incentive Plans:

The Compensation Committee of the Company's Board of Directors may grant or award eligible participants stock options, restricted stock, restricted stock units, stock appreciation rights, and other stock-based awards or any combination of awards (collectively referred to herein as "Rights"). At December 31, 2024, the Company had one active equity incentive plan available for future grants, the 2015 Stock Incentive Plan, which has 1,595,020 Rights available for future grants or awards.

The Company's 2015 Stock Incentive Plan has 10,148 Rights issued.

Stock Options:

A summary of the activity in these stock option plans is presented in the following table:

	Number	Weighted Average Exercisable Price
Outstanding at December 31, 2022	**32,045**	**$ 12.04**
Granted	—	—
Exercised	(15,705)	10..47
Forfeited	—	—
Outstanding at December 31, 2023	**16,340**	**13.55**
Granted	—	—
Exercised	(6,192)	11.09
Forfeited	—	—
Outstanding at December 31, 2024	**10,148**	**15.05**

Information pertaining to options outstanding at December 31, 2024, is as follows:

		Options Outstanding			Options Exercisable	
Exercise Prices	**Number Outstanding**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Price**	**Number Exercisable**	**Weighted-Average Exercise Price**	
$ 15.05	10,148	0.75 years	$ 15.05	10,148	$ 15.05	
Outstanding, end of period	10,148	0.75 years	$ 15.05	10,148	$ 15.05	

The Company did not recognize any stock option-based compensation expense for the year ended December 31, 2024, 2023 and 2022, respectively, as all stock options are fully vested. As of December 31, 2024, all options were fully vested and currently no future compensation cost will be recognized related to nonvested stock-based compensation arrangements granted under the Plans.

The intrinsic value of options exercised during the year ended December 31, 2024 and 2023 was $69 thousand and $242 thousand, respectively. The aggregate intrinsic value of total options outstanding and exercisable options at December 31, 2024, was $162 thousand. Cash received from options exercised under all share-based payment arrangements for the period ended December 31, 2024, was $68 thousand.

No options vested during the year ended December 31, 2024, and 2023, respectively. The income tax benefit recognized for the exercise of options during the periods ended December 31, 2024, 2023, and 2022 was $14 thousand, $55 thousand, and $209 thousand, respectively.

Restricted Stock Awards:

A summary of the activity of the Company's unvested restricted stock awards for the year ended December 31, 2024 is presented below:

The following table summarizes activity relating to non-vested restricted stock awards:

	Number	**Weighted Average Grant-Date Fair Value**
Outstanding at December 31, 2022	**129,836**	**$ 19.61**
Granted	91,582	26.13
Exercised	(33,058)	22.24
Forfeited/expired	(16,590)	23.31
Outstanding at December 31, 2023	**171,770**	**22.22**
Granted	79,643	24.04
Exercised	(51,655)	21.78
Forfeited/expired	(3,899)	24.90
Outstanding at December 31, 2024	**195,859**	**23.02**

The Company measures the fair value of restricted stock awards based on the price of the Company's common stock on the grant date, and compensation expense is recorded over the vesting period. The compensation expense for restricted stock awards during the years ended December 31, 2024, 2023 and 2022, was $1.6 million, $1.4 million, and $1.3 million, respectively. As of December 31, 2024, there was $1.8 million of unrecognized compensation cost related to non-vested restricted stock awards granted under the plan. The cost is expected to be recognized over a weighted average period of 1.89 years. The grant-date fair value of restricted stock awards vested was $1.1 million for the year ended December 31, 2024.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

Stock Appreciation Rights ("SARs"):

When SARs are issued, they are assigned an exercisable price based on the closing stock price on the date of grant. The SARs are recorded at fair market value and adjusted through salaries and employee benefits expense. The SAR's will be settled through cash based on the difference of Company's closing stock price on exercise date and original grant date stock price. SARs compensation expense of $25 thousand, ($70) thousand and $93 thousand was recognized for the years ended December 31, 2024, 2023, and 2022, respectively. The credit adjustment for the year ended December 31, 2023, is related to the fair value evaluation of SARs.

A summary of the status of SARs plans is presented in the following table:

	Number	Weighted Average Exercisable Price
Outstanding at December 31, 2022	**36,000**	**$ 18.25**
Granted	—	—
Exercised	(16,000)	15.19
Forfeited/Expired	—	—
Outstanding at December 31, 2023	**20,000**	**20.70**
Granted	—	—
Exercised	(20,000)	20.70
Forfeited/Expired	—	—
Outstanding at December 31, 2024	**—**	**$ —**

As of December 31, 2024, all SARs have been exercised, and none are outstanding.

Note 14. Commitments and Contingent Liabilities

Commitments:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing and depository needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. The majority of all commitments to extend credit are variable rate instruments while the standby letters of credit are primarily fixed rate instruments. The Company's exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

A summary of the Company's total contractual amount for all off-balance sheet commitments for the years ended December 31, 2024 and 2023, are as follows *(in thousands)*:

	December 31, 2024	December 31, 2023
Commitments to extend credit	$ 828,755	$ 716,951
Standby letters of credit	23,246	7,611

At December 31, 2024, and 2023, the allowance for these off-balance sheet commitments, included in other liabilities in the consolidated balance sheet, was $2.5 million and $2.4 million, respectively. The expense (credit) related to the allowance for off-balance sheet commitments during the years ended December 31, 2024, 2023 and 2022, was $87 thousand, ($725) thousand and $15 thousand, respectively.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit issued by the Company are conditional commitments to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies and is required in instances which the Company deems necessary. At December 31, 2024 and 2023, the carrying amount of liabilities related to the Company's obligation to perform under standby letters of credit was insignificant. The Company has not been required to perform on any standby letters of credit, and the Company has not incurred any losses on standby letters of credit for the years ended December 31, 2024, 2023 and 2022.

Contingent Liabilities:

The Company is subject in the normal course of business to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability arising out of litigation pending or threatened against the Company will be material to the Company's consolidated financial position. On an on-going basis, the Company assesses any potential liabilities or contingencies in connection with such legal proceedings. For those matters where it is deemed probable that the Company will incur losses and the amount of the losses can be reasonably estimated, the Company would record an expense and corresponding liability in its consolidated financial statements.

Note 15. Regulatory Matters

Regulatory Capital Requirements:

The final rules implementing the Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules) became effective January 1, 2015. In order to avoid restrictions on capital distributions and discretionary bonus payments to executives, under the new rules a covered banking organization is also required to maintain a "capital conservation buffer" in addition to its minimum risk-based capital requirements. This buffer is required to consist solely of common equity Tier 1, and the buffer applies to all three risk-based measurements (CET1, Tier 1 capital and total capital). As of January 1, 2019, an additional amount of Tier 1 common equity equal to 2.5% of risk-weighted assets is required for compliance with the capital conservation buffer. The ratios for the Company and the Bank are currently sufficient to satisfy the fully phased-in conservation buffer. At December 31, 2024, the Company and the Bank exceeded the minimum regulatory requirements and exceeded the threshold for the "well capitalized" regulatory classification.

Regulatory Restrictions on Dividends:

Pursuant to Tennessee banking law, the Bank may not, without the prior consent of the Commissioner of the Tennessee Department of Financial Institutions (the "TDFI"), pay any dividends to the Company in a calendar year in excess of the total of the Bank's retained net income for that year plus the retained net income for the preceding two years. Because this test involves a measure of net income, any charge on the Bank's income statement, such as an impairment of goodwill, could impair the Bank's ability to pay dividends to the Company. Under Tennessee corporate law, the Company is not permitted to pay dividends if, after giving effect to such payment, it would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than the sum of its total liabilities plus any amounts needed to satisfy any preferential rights if it were dissolving. In addition, in deciding whether or not to declare a dividend of any particular size, the Company's board of directors must consider its and the Bank's current and prospective capital, liquidity,

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

and other needs. In addition to state law limitations on the Company's ability to pay dividends, the Federal Reserve imposes limitations on the Company's ability to pay dividends. Federal Reserve regulations limit dividends, stock repurchases and discretionary bonuses to executive officers if the Company's regulatory capital is below the level of regulatory minimums plus the applicable capital conservation buffer.

During the years ended December 31, 2024 and 2023, the Bank paid $22.5 million and $10 million in dividends to the Company. Since the fourth quarter of 2019, the Company has paid a quarterly common stock dividend. During the years ended December 31, 2024, and 2023, the Company paid a quarterly common stock dividend of $0.08 in each year, respectively. The amount and timing of all future dividend payments by the Company, if any, is subject to discretion of the Company's board of directors and will depend on the Company's earnings, capital position, financial condition and other factors, including new regulatory capital requirements, as they become known to the Company.

Regulatory Capital Levels:

Actual and required capital levels at December 31, 2024 and 2023 are presented below *(dollars in thousands)*:

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2024						
SmartFinancial:						
Total Capital (to Risk Weighted Assets)	$ 470,635	11.10 %	$ 339,044	8.00 %	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	413,616	9.76 %	254,283	6.00 %	N/A	N/A
Common Equity Tier 1 Capital (to Risk Weighted Assets)	413,616	9.76 %	190,712	4.50 %	N/A	N/A
Tier 1 Capital (to Average Assets)[2]	413,616	8.29 %	199,585	4.00 %	N/A	N/A
SmartBank:						
Total Capital (to Risk Weighted Assets)	$ 478,368	11.30 %	$ 338,774	8.00 %	$ 423,467	10.00 %
Tier 1 Capital (to Risk Weighted Assets)	445,159	10.51 %	254,080	6.00 %	338,774	8.00 %
Common Equity Tier 1 Capital (to Risk Weighted Assets)	445,159	10.51 %	190,560	4.50 %	275,253	6.50 %
Tier 1 Capital (to Average Assets)[2]	445,159	8.94 %	199,214	4.00 %	249,017	5.00 %
December 31, 2023						
SmartFinancial:						
Total Capital (to Risk Weighted Assets)	$ 448,050	11.80 %	$ 303,658	8.00 %	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	385,795	10.16 %	227,744	6.00 %	N/A	N/A
Common Equity Tier 1 Capital (to Risk Weighted Assets)	385,795	10.16 %	170,808	4.50 %	N/A	N/A
Tier 1 Capital (to Average Assets)	385,795	8.27 %	186,672	4.00 %	N/A	N/A
SmartBank:						
Total Capital (to Risk Weighted Assets)	$ 456,134	12.02 %	$ 303,680	8.00 %	$ 379,600	10.00 %
Tier 1 Capital (to Risk Weighted Assets)	427,559	11.26 %	227,760	6.00 %	303,680	8.00 %
Common Equity Tier 1 Capital (to Risk Weighted Assets)	427,559	11.26 %	170,820	4.50 %	246,740	6.50 %
Tier 1 Capital (to Average Assets)	427,559	9.18 %	186,363	4.00 %	232,954	5.00 %

---

[1] The prompt corrective action provisions are applicable at the Bank level only.
[2] Average assets for the above calculations were based on the most recent quarter.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

Note 16. Concentrations of Credit Risk

The Company originates primarily commercial, residential, and consumer loans to customers in East and Middle Tennessee, Alabama, and Florida. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

Seventy-eight percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market areas. Commercial real estate, including commercial construction loans, represented 56% of the loan portfolio at December 31, 2024, and 2023, respectively. Accordingly, the ultimate collectability of the loan portfolio and recovery of the carrying amount of other real estate owned is susceptible to changes in real estate conditions in the Company's primary market areas. The other concentrations of credit by type of loan are set forth in Note 5.

Note 17. Fair Value of Assets and Liabilities

Determination of Fair Value:

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the "Fair Value Measurements and Disclosures" ASC Topic 820, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

ASC Topic 820 provides a consistent definition of fair value, which focuses on exit price in an orderly transaction between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact business at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy:

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methodologies were used by the Company in estimating fair value disclosures for financial instruments:

Securities available-for-sale: The fair value of U.S. Treasury, U.S. Government-sponsored enterprises, municipal securities, other debt securities and mortgage-backed securities, is estimated using a third party pricing service. The third party provider evaluates securities based on comparable investments with trades and market data and will utilize pricing models that use a variety of inputs, such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids and offers as needed. These securities are generally classified as Level 2.

Derivative financial instruments - The fair value for derivative financial instruments and interest rate swap agreements is determined based on market prices, broker-dealer quotations on similar products, or other related input parameters. The derivative financial instruments are generally classified as Level 2.

Recurring Measurements of Fair Value:

The tables below present the recorded amount of assets and liabilities measured at fair value on a recurring basis are as follows *(in thousands)*:

Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
December 31, 2024:				
Assets:				
Securities available-for-sale:				
U.S. Treasury	$ 76,226	$ —	$ 76,226	$ —
U.S. Government-sponsored enterprises (GSEs)	39,188	—	39,188	—
Municipal securities	17,690	—	17,690	—
Other debt securities	39,435	—	39,435	—
Mortgage-backed securities (GSEs)	309,789	—	309,789	—
Total securities available-for-sale	482,328	—	482,328	—
Derivative financial instruments and interest rate swap agreements	12,135	—	12,135	—
Total assets at fair value	$ 494,463	$ —	$ 494,463	$ —
Liabilities:				
Derivative financial instruments and interest rate swap agreements	$ 13,198	$ —	$ 13,198	$ —
December 31, 2023:				
Assets:				
Securities available-for-sale:				
U.S. Treasury	$ 76,033	$ —	$ 76,033	$ —
U.S. Government-sponsored enterprises (GSEs)	48,093	—	48,093	—
Municipal securities	18,276	—	18,276	—
Other debt securities	33,069	—	33,069	—
Mortgage-backed securities (GSEs)	232,939	—	232,939	—
Total securities available-for-sale	408,410	—	408,410	—
Derivative financial instruments and interest rate swap agreements	12,821	—	12,821	—
Total assets at fair value	$ 421,231	$ —	$ 421,231	$ —
Liabilities:				
Derivative financial instruments and interest rate swap agreements	$ 14,807	$ —	$ 14,807	$ —

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

The Company has no assets or liabilities whose fair values are measured on a recurring basis using Level 3 inputs. Additionally, during the years ended December 31, 2024, and 2023, there were no transfers between Level 1 and Level 2 in the fair value hierarchy.

Assets Measured at Fair Value on a Nonrecurring Basis:

Under certain circumstances management makes adjustments to fair value for assets and liabilities although they are not measured at fair value on an ongoing basis. The following tables present the financial instruments carried on the consolidated balance sheets by caption and by level in the fair value hierarchy, for which a nonrecurring change in fair value has been recorded *(in thousands)*:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
December 31, 2024:				
Collateral-dependent loans	$ 1,813	$ —	$ —	$ 1,813
December 31, 2023:				
Collateral-dependent loans	$ 1,295	$ —	$ —	$ 1,295
Other real estate owned	279	—	—	279

For Level 3 assets measured at fair value on a non-recurring basis, the significant unobservable inputs used in the fair value measurements are presented below *(dollars in thousands)*:

	Fair Value	Valuation Technique	Significant Other Unobservable Input	Weighted Average of Input
December 31, 2024:				
Collateral-dependent loans	$ 1,813	Appraisal	Appraisal discounts	68 %
December 31, 2023:				
Collateral-dependent loans	$ 1,295	Appraisal	Appraisal discounts	73 %
Other real estate owned	279	Appraisal	Appraisal discounts	33 %

Collateral dependent loans: A collateral dependent loan is measured based on the fair value of the collateral securing these loans, less selling costs. Collateral dependent loans are classified within Level 3 of the fair value hierarchy. Collateral may be real estate and/or business assets including equipment, inventory, and/or accounts receivable. The Company determines the value of the collateral based on independent appraisals performed by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Appraised values are discounted for costs to sell and may be discounted further based on management's historical knowledge, changes in market conditions from the date of the most recent appraisal, and/or management's expertise and knowledge of the customer and the customer's business. Such discounts by management are subjective and are typically significant unobservable inputs for determining fair value. Collateral dependent loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors discussed above. The amount of valuation allowance on collateral dependent loans was $3.9 million and $3.5 million as of December 31, 2024, and 2023, respectively.

Other real estate owned: Other real estate owned, consisting of properties obtained through foreclosure or in satisfaction of loans, are initially recorded at fair value less estimated costs to sell upon transfer of the loans to other real estate. Subsequently, other real estate is carried at the lower of carrying value or fair value less costs to sell. Fair values are generally based on third party appraisals of the property and are classified within Level 3 of the fair value hierarchy. The appraisals are sometimes further discounted based on management's historical knowledge, and/or changes in market conditions from the date of the most recent appraisal, and/or management's expertise and knowledge of the customer and the customer's business. Such discounts are typically significant unobservable inputs for determining fair value. In cases where the carrying amount exceeds the fair value, less estimated costs to sell, a loss is recognized in noninterest expense.

Carrying value and estimated fair value:

The carrying amount and estimated fair value of the Company's financial instruments are as follows *(in thousands)*:

	Carrying Amount	Fair Value Measurements Using			Estimated Fair Value
		Level 1	Level 2	Level 3	
December 31, 2024:					
Assets:					
Cash and cash equivalents	$ 387,570	$ 387,570	$ —	$ —	$ 387,570
Securities available-for-sale	482,328	—	482,328	—	482,328
Securities held-to-maturity	126,659	—	108,080	—	108,080
Other investments	14,740	N/A	N/A	N/A	N/A
Loans and leases, net and loans held for sale	3,874,913	—	—	3,768,452	3,768,452
Derivative financial instruments and interest rate swap agreements	12,135	—	12,135	—	12,135
Liabilities:					
Noninterest-bearing demand deposits	965,552	—	965,552	—	965,552
Interest-bearing demand deposits	836,731	—	836,731	—	836,731
Money market and savings deposits	2,039,560	—	2,039,560	—	2,039,560
Time deposits	844,640	—	844,694	—	844,694
Borrowings	8,135	—	8,135	—	8,135
Subordinated debt	39,684	—	—	38,043	38,043
Derivative financial instruments and interest rate swap agreements	13,198	—	13,198	—	13,198
December 31, 2023:					
Assets:					
Cash and cash equivalents	$ 352,271	$ 352,271	$ —	$ —	$ 352,271
Securities available-for-sale	408,410	—	408,410	—	408,410
Securities held-to-maturity	281,236	—	262,538		262,538
Other investments	13,662	N/A	N/A	N/A	N/A
Loans and leases, net and loans held for sale	3,413,814	—	—	3,308,980	3,308,980
Derivative financial instruments and interest rate swap agreements	12,821	—	12,821	—	12,821
Liabilities:					
Noninterest-bearing demand deposits	898,044	—	898,044	—	898,044
Interest-bearing demand deposits	1,006,915	—	1,006,915	—	1,006,915
Money market and savings deposits	1,812,427	—	1,812,427	—	1,812,427
Time deposits	550,468	—	548,397	—	548,397
Borrowings	13,078	—	13,078	—	13,078
Subordinated debt	42,099	—	—	39,822	39,822
Derivative financial instruments and interest rate swap agreements	14,807	—	14,807	—	14,807

Limitations:

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 18. Derivatives Financial Instruments

Derivatives designated as fair value hedges:

Financial derivatives are reported at fair value in other assets or other liabilities. The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative net investment hedge instrument as well as the offsetting gain or loss on the hedged asset or liability attributable to the hedged risk are recognized in current earnings. The gain or loss on the derivative instrument is presented on the same income statement line item as the earnings effect of the hedged item. The Company utilizes interest rate swaps designated as fair value hedges to mitigate the effect of changing interest rates on the fair values of certain fixed rate securities designated as available-for-sale. The hedging strategy converts the fixed interest rates to SOFR-based variable interest rates. These derivatives are designated as partial term hedges covering specified periods of time prior to the maturity date of the hedged securities.

A summary of the Company's fair value hedge relationships for the periods presented are as follows *(dollars in thousands)*:

Asset/Liability derivatives	Balance Sheet Location	Weighted Average Remaining Maturity (In Years)	Weighted Average Pay Rate	Receive Rate	Notional Amount	Estimated Fair Value
December 31, 2024:						
Interest rate swap agreements - securities	Other liabilities	1.70	4.31 %	SOFR	$ 51,507	$ (224)
December 31, 2023:						
Interest rate swap agreements - securities	Other liabilities	3.40	4.25 %	SOFR	$ 27,050	$ (536)

The effects of the Company's fair value hedge relationships reported in interest income on taxable and tax-exempt AFS securities on the consolidated income statement were as follows *(in thousands)*:

	Year Ended December 31,		
	2024	**2023**	**2022**
Interest income on taxable securities	$ 19,750	$ 16,635	$ —
Effects of fair value hedge relationships	401	30	—
Reported interest income on taxable securities	$ 20,151	$ 16,665	$ —

	Year Ended December 31,		
	2024	**2023**	**2022**
Interest income on tax-exempt AFS securities	$ —	$ —	$ 1,550
Effects of fair value hedge relationships	—	—	(336)
Reported interest income on tax-exempt AFS securities	$ —	$ —	$ 1,214

	Year Ended December 31,	
Gain (loss) on fair value hedging relationship	**2024**	**2023**
Interest rate swap agreements - securities:		
Hedged items	$ (224)	$ (536)
Derivative designated as hedging instruments	224	536
Carry amount of hedged assets - mortgage-backed securities	43,105	24,736

Derivatives Designated as Cash Flow Hedges:

The Company enters into interest rate derivative contracts on assets and liabilities that are designated as qualifying cash flow hedges. The Company hedges the exposure to variability in expected future cash flows attributable to changes in contractual specified interest rates. To qualify for hedge accounting, a formal assessment is prepared to determine whether the hedging relationship, both at inception and on an ongoing basis, is expected to be highly effective in offsetting cash flows attributable to the hedged risk. At inception, a statistical regression analysis is prepared to determine hedge effectiveness. At each reporting period thereafter, a statistical regression or qualitative analysis is performed. If it is determined that hedge effectiveness has not been or will not continue to be highly effective, then hedge accounting ceases and any gain or loss in accumulated other comprehensive income ("AOCI") is recognized in earnings immediately. The cash flow hedges are recorded at fair value in other assets and liabilities on the consolidated balance sheets with changes in fair value recorded in AOCI, net of tax, see – *Consolidated Statements of Comprehensive Income (Loss)*. Amounts recorded to AOCI are reclassified into earnings in the same period in which the hedged asset or liability affects earnings and are presented in the same income statement line item as the earnings effect of the hedged asset or liability, as future interest payments are made on the underlying assets. At December 31, 2024, the Company estimates that in the next 12 months an additional $8 thousand will be reclassified as a decrease in interest income and $280 thousand will be reclassified as an increase in interest expense.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

At December 31, 2024 and 2023, respectively, cash flow hedges are as follows *(in thousands)*:

	December 31, 2024			December 31, 2023		
	Balance Sheet Location	Notional Amount	Estimated Fair Value	Balance Sheet Location	Notional Amount	Estimated Fair Value
Cash flow hedges:						
Assets	Other liabilities	$ 100,000	$ (559)	Other liabilities	$ 100,000	$ (556)
Liabilities	Other liabilities	150,000	(280)	Other liabilities	150,000	(881)
Liabilities	Other assets	-	-	Other assets	25,000	7

The following table presents the effect of fair value and cash flow hedge accounting on AOCI *(in thousands)*:

Derivatives in cash flow hedging relationships:		Amount of Gain (Loss) Recognized on OCI on Derivative	Location of Gain or (Loss) Recognized from AOCI into Income		Amount of Gain or (Loss) Reclassified from AOCI into Income
Year ended December 31, 2024					
Interest rate swaps - Assets	$	3	Interest income	$	(681)
Interest rate swaps - Liabilities		(594)	Interest expense		679
Year ended December 31, 2023					
Interest rate swaps - Assets	$	(556)	Interest income	$	(480)
Interest rate swaps - Liabilities		(874)	Interest expense		411
Year ended December 31, 2022					
Interest rate swaps - Assets	$	—	Interest income	$	—
Interest rate swaps - Liabilities		(1,304)	Interest expense		—

The following table presents the effect of fair value and cash flow hedge accounting on the income statement *(in thousands)*:

	Year Ended December 31,		
	2024	2023	2022
Total interest income	$ 251,800	$ 218,523	$ —
Effects of cash flow hedge relationships	(681)	(480)	—
Reported total interest income	$ 251,119	$ 218,043	$ —
Total interest expense	$ 114,448	$ 88,374	$ —
Effects of cash flow hedge relationships	(679)	(411)	—
Reported total interest expense	$ 113,769	$ 87,963	$ —

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

Non-hedged derivatives:

The Company provides a loan hedging program to certain loan customers. Through this program, the Company originates a variable rate loan with the customer. The Company and the customer will then enter into a fixed interest rate swap. An identical offsetting swap is entered into by the Company with a dealer bank. These "back-to-back" swap arrangements are intended to offset each other and allow the Company to book a variable rate loan, while providing the customer with a contract for fixed interest payments. In these arrangements, the Company's net cash flow is equal to the interest income received from the variable rate loan originated with the customer. These customer swaps are not designated as hedging instruments and are recorded at fair value in other assets and other liabilities. Since the income statement impact of the offsetting positions are limited, any changes in fair value are recognized as other noninterest income in the current period.

At December 31, 2024, and 2023, respectively, interest rate swaps related to the Company's loan hedging program that were outstanding are presented in the following table *(in thousands)*:

| | December 31, 2024 | | December 31, 2023 | |
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Interest rate swap agreements:				
Assets	$ 393,268	$ 12,135	$ 294,133	$ 12,813
Liabilities	393,268	(12,135)	294,133	(12,813)

The Company establishes limits and monitors exposures for customer swap positions. Any fees received to enter the swap agreements at inception are recognized in earnings when received and is included in noninterest income. Such fees were as follows *(in thousands)*:

| | Year Ended December 31, | | |
	2024	2023	2022
Interest rate swap agreements	$ 1,843	$ 1,421	$ 2,162

Collateral requirements:

These derivative rate contracts have collateral requirements, both at inception of the trade and as the value of each derivative position changes. At December 31, 2024 and 2023, respectively, collateral totaling $150 thousand and $390 thousand, respectively, was pledged to the derivative counterparties to comply with collateral requirements.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024, 2023 and 2022

Note 19. Segment Information

The Company, through the Bank, provides a broad range of financial services to individuals and companies through its offices in East and Middle Tennessee, Alabama and Florida. These services include, but not limited to, primary deposit products are interest-bearing demand deposits, savings and money market deposits, and time deposits. Its primary lending products are commercial, residential, and consumer loans. The Company's operations are managed, and financial performance is evaluated on an organization-wide basis. Accordingly, the Company's banking and finance operations are not considered by management to constitute more than one reportable operating segment. This single segment is the General Banking Unit.

The Company's chief operating decision maker ("CODM") is the Executive Committee. The CODM includes the senior executive management team including the Chief Executive Officer, Chief Financial Officer, Chief Credit Officer, Chief Accounting Officer, Chief People Officer, Chief Risk Officer, and Chief Banking Officer.

The CODM assesses performance of the General Banking Unit using a variety of figures, metrics and key performance indicators. However, the CODM primarily utilizes net income and net interest income to make business decisions. The CODM monitors these profitability measures at each meeting, and is regularly featured in various investor presentations, earnings releases, and other internal management reports. These performance and profitability measures influence business decisions and allocation of resources within the General Banking Unit.

The table below provides information about the General Banking Unit. The most significant expenses to the General Banking Unit are deposit and other borrowing interest expense as well as employee compensation *(in thousands)*:

	Banking Segment Year Ended December 31,		
	2024	**2023**	**2022**
Interest income	$ 251,119	$ 218,043	$ 158,834
Interest expense	113,769	87,963	21,333
Net interest income	137,350	130,080	137,501
Provision for credit losses	5,153	3,029	4,018
Net interest income after provision for credit losses	132,197	127,051	133,483
Noninterest income:			
Service charges on deposit accounts	6,862	6,511	5,853
Loss on sale of securities	64	(6,801)	144
Mortgage banking	1,579	1,040	1,552
Investment services	5,945	5,105	4,144
Insurance commissions	5,696	4,684	3,595
Interchange and debit card transaction fees, net	5,277	5,457	5,435
Other	8,729	6,329	6,992
Total noninterest income	34,152	22,325	27,715
Noninterest expense:			
Salaries and employee benefits	72,100	65,749	63,420
Occupancy and equipment	13,617	13,451	12,034
FDIC insurance	3,390	3,156	2,672
Other real estate and loan related expense	2,823	2,397	2,446
Advertising and marketing	1,321	1,342	1,293
Data processing and technology	9,930	9,235	7,283
Professional services	4,207	3,443	3,790
Amortization of intangibles	2,425	2,624	2,607
Merger related and restructuring expenses	—	110	562
Other	11,077	11,643	10,183
Total noninterest expense	120,890	113,150	106,290
Income before income tax expense	45,459	36,226	54,908
Income tax expense	9,318	7,633	11,886
Net income	$ 36,141	$ 28,593	$ 43,022

Note 20. Other Comprehensive Income (Loss)

The changes in each component of accumulated other comprehensive income (loss), net of tax, were as follows *(in thousands)*:

	Year Ended December 31, 2024				
	Securities Available-for-Sale	Securities Transferred to Held-to-Maturity	Fair Value Municipal Security Hedges	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Beginning balance, December 31, 2023	$ (23,818)	$ (632)	$ (397)	$ (1,060)	$ (25,907)
Other comprehensive income (loss)	1,515	—	528	438	2,481
Reclassification of amounts included in net income	(47)	98	(297)	1	(245)
Net other comprehensive income (loss) during period	1,468	98	231	439	2,236
Ending balance, December 31, 2024	$ (22,350)	$ (534)	$ (166)	$ (621)	$ (23,671)

	Year Ended December 31, 2023				
	Securities Available-for-Sale	Securities Transferred to Held-to-Maturity	Fair Value Municipal Security Hedges	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Beginning balance, December 31, 2022	$ (33,616)	$ (742)	$ —	$ (966)	$ (35,324)
Other comprehensive income (loss)	4,754	—	(397)	(145)	4,212
Reclassification of amounts included in net income	5,044	110	—	51	5,205
Net other comprehensive income (loss) during period	9,798	110	(397)	(94)	9,417
Ending balance, December 31, 2023	$ (23,818)	$ (632)	$ (397)	$ (1,060)	$ (25,907)

	Year Ended December 31, 2022				
	Securities Available-for-Sale	Securities Transferred to Held-to-Maturity	Fair Value Municipal Security Hedges	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Beginning balance, December 31, 2021	$ 25	$ 665	$ 753	$ —	$ 1,443
Other comprehensive income (loss)	(34,231)	(1,490)	(56)	(966)	(36,743)
Reclassification of amounts included in net income	590	83	(697)	—	(24)
Net other comprehensive income (loss) during period	(33,641)	(1,407)	(753)	(966)	(36,767)
Ending balance, December 31, 2022	$ (33,616)	$ (742)	$ —	$ (966)	$ (35,324)

Note 21. Condensed Parent Information

CONDENSED BALANCE SHEETS
December 31, 2024 and 2023
(Dollars in thousands)

	2024	2023
ASSETS:		
Cash	$ 3,064	$ 1,522
Investment in subsidiary	522,891	501,650
Other assets	9,482	7,890
Total assets	$ 535,437	$ 511,062
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Other liabilities	$ 405	$ 1,077
Borrowings	4,000	8,000
Subordinated debt	39,684	42,099
Total liabilities	44,089	51,176
Shareholders' equity	491,348	459,886
Total liabilities and shareholders' equity	$ 535,437	$ 511,062

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2024, 2023 and 2022
(Dollars in thousands)

	2024	2023	2022
INCOME:			
Dividends from SmartBank	$ 22,500	$ 10,000	$ —
Interest income	9	—	—
Other income	—	—	—
Total income	22,509	10,000	—
EXPENSES:			
Interest expense	3,924	3,597	2,962
Other operating expenses	1,029	937	1,017
Total expense	4,953	4,534	3,979
Income (loss) before equity in undistributed earnings of subsidiaries and income tax benefit	17,556	5,466	(3,979)
Income tax benefit	1,207	1,059	728
Income (loss) before equity in undistributed net income of subsidiaries	18,763	6,525	(3,251)
Equity in undistributed earnings of subsidiaries	17,378	22,068	46,273
Net income	$ 36,141	$ 28,593	$ 43,022
Comprehensive income (loss)	$ 38,377	$ 38,010	$ 6,255

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024, 2023 and 2022
(Dollars in thousands)

	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 36,141	$ 28,593	$ 43,022
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Equity in undistributed income of subsidiary	(17,378)	(22,068)	(46,273)
Other assets	(1,591)	(1,726)	(544)
Other liabilities	(586)	340	(1,915)
Net cash provided by (used in) operating activities	16,586	5,139	(5,710)
Cash flows from investing activities:			
Net cash provided by (used in) investing activities	—	—	—
Cash flows from financing activities:			
Issuance of common stock	68	165	397
Restricted shares withheld for taxes	(223)	(57)	(206)
Proceeds from other borrowings	2,000	—	5,000
Repayment borrowings	(8,500)	(4,500)	—
Cash dividends paid	(5,422)	(5,427)	(4,724)
Repurchase of common stock	(2,967)	—	—
Net cash (used in) provided by financing activities	(15,044)	(9,819)	467
Net change in cash and cash equivalents	1,542	(4,680)	(5,243)
Cash and cash equivalents, beginning of year	1,522	6,202	11,445
Cash and cash equivalents, end of period	$ 3,064	$ 1,522	$ 6,202

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

SmartFinancial maintains disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to SmartFinancial's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. SmartFinancial carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of December 31, 2024. Based on the evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2024, SmartFinancial's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

The report of SmartFinancial's management on internal control over financial reporting is set forth in "Item 8 – Financial Statements and Supplementary Data" of this Annual Report on Form 10-K and is incorporated herein by reference.

Forvis Mazars, LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and has issued a report on the effectiveness of our internal control over financial reporting, and this report is included in "Part II - Item 8. Financial Statements and Supplementary Data" of this Report on Form 10-K.

Changes in Internal Controls

There were no changes in SmartFinancial's internal control over financial reporting during SmartFinancial's fiscal quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, SmartFinancial's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Pursuant to Item 408(a) of Regulation S-K, none of the Company's directors or executive officers adopted, terminated or modified a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the three months ended December 31, 2024.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.


PART III


ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The response to this Item is incorporated by reference to SmartFinancial's proxy statement for the annual meeting of stockholders to be held May 22, 2025 under the headings "Proposal One Election of Directors," "Security Ownership of Certain Beneficial Owners and Management," "Corporate Governance and Board of Directors," "Compensation of Directors and Executive Officers," and "Section 16(a) Beneficial Ownership Reporting Compliance."

Insider Trading Policy

The Company has adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees, or the Company itself, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company's Insider Trading Policy has been filed as Exhibit 19 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The response to this Item is incorporated by reference to SmartFinancial's proxy statement for the annual meeting of stockholders to be held May 22, 2025 under the headings, "Proposal One Election of the Directors" and "Compensation of Directors and Executive Officers."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The responses to this Item will be included in SmartFinancial's proxy statement for the annual meeting of stockholders to be held May 22, 2025 under the heading, "Security Ownership of Certain Beneficial Owners and Management."

The following table summarizes information concerning SmartFinancial's equity compensation plans at December 31, 2024:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance (excluding securities represented in column (a))
Equity compensation plans approved by security holders:			
2015 Stock Incentive Plan	10,148	15.05	1,595,020
Total	10,148	$ 15.05	1,595,020

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The response to this Item is incorporated by reference to SmartFinancial's proxy statement for the annual meeting of stockholders to be held May 22, 2025 under the heading, "Proposal One Election of Directors."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The response to this Item is incorporated by reference to SmartFinancial's proxy statement for the annual meeting of stockholders to be held May 22, 2025 under the heading, "Proposal Two Ratification of Independent Registered Public Accountants."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

(1)   Financial Statements

The following report and consolidated financial statements of SmartFinancial and Subsidiary are included in Item 8:

Report of Independent Registered Public Accounting Firms (Forvis Mazars, LLP, Louisville, Kentucky, PCAOB ID 686)
Consolidated Balance Sheets as of December 31, 2024, and 2023
Consolidated Statements of Income for the years ended December 31, 2024, 2023, and 2022
Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023, and 2022
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2024, 2023, and 2022
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022
Notes to Consolidated Financial Statements

(2)   Financial Statement Schedules:

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(3)   The following documents are filed, furnished or incorporated by reference as exhibits to this report:

Exhibit Index

Exhibit No.	Description	Location
2.1	Asset Purchase Agreement, dated as of September 1, 2022, by and among Sunbelt Group, LLC, A. Mark Slater, Jr., and Rains Agency Inc.	Incorporated by reference to Exhibit 2.1 to Form 8-K filed September 9, 2022
3.1	Second Amended and Restated Charter of SmartFinancial, Inc.	Incorporated by reference to Exhibit 3.3 to Form 8-K filed September 2, 2015
3.2	Second Amended and Restated Bylaws of SmartFinancial, Inc.	Incorporated by reference to Exhibit 3.1 to Form 8-K filed October 26, 2015
4.1	Description of SmartFinancial Capital Stock	Filed herewith
4.2	Specimen Common Stock Certificate	Incorporated by reference to Exhibit 4.2 to Form 10-K filed March 30, 2016
4.3	Form of Fixed-to-Floating Rate Subordinated Note due October 2, 2028	Incorporated by reference to Exhibit 4.1 to Form 8-K filed October 1, 2018
10.1**	SmartFinancial, Inc. 2015 Stock Incentive Plan	Incorporated by reference to Exhibit H to the Form S-4 filed April 16, 2015
10.2**	Form of 2015 Stock Incentive Agreement	Incorporated by reference to Exhibit 10.2 to From 10-K filed March 30, 2016
10.3	Form of Subscription Agreement for 2015 Equity Financing	Incorporated by reference to Exhibit 10.1 to Form 8-K filed August 20, 2015
10.4	Form of Registration Rights Agreement for 2015 Equity Financing	Incorporated by reference to Exhibit 10.2 to Form 8-K filed August 20, 2015
10.5**	Form of Restricted Stock Award Agreement	Incorporated by reference to Exhibit 10.2 to Form 8-K filed August 8, 2017
10.6	Form of Subordinated Note Purchase Agreement dated September 28, 2018, for SmartFinancial, Inc. Fixed-to-Floating Rate Subordinate Notes due October 2, 2028	Incorporated by reference to Exhibit 10.1 to Form 8-K filed October 1, 2018
10.7**	Executive Change in Control Agreement with W. Miller Welborn, dated as of March 9, 2020	Incorporated by reference to Exhibit 10.1 to Form 8-K filed March 11, 2020
10.8**	Employment Agreement with William Y. Carroll, Jr., dated as of March 9, 2020	Incorporated by reference to Exhibit 10.2 to Form 8-K filed March 11, 2020
10.9**	Employment Agreement with Ronald J. Gorczynski, dated as of March 9, 2020	Incorporated by reference to Exhibit 10.3 to Form 8-K filed March 11, 2020
10.10	Loan and Security Agreement, dated as of March 31, 2020, by and between SmartFinancial, Inc., as Borrower, and ServisFirst Bank, as Lender	Incorporated by reference to Exhibit 10.1 to Form 8-K filed April 3, 2020
10.11	Pledge Agreement, dated as of March 31, 2020, by and between SmartFinancial, Inc., as Borrower, and ServisFirst Bank, as Lender	Incorporated by reference to Exhibit 10.3 to Form 8-K filed April 3, 2020

10.12	Second Amendment to Loan and Security Agreement, dated as of February 1, 2023, by and between SmartFinancial, Inc. and ServisFirst Bank	Incorporated by reference to Exhibit 10.1 to Form 8-K filed February 6, 2023
10.13	Amended and Restated Revolving Note, dated as of February 1, 2023, by and between SmartFinancial, Inc., and ServisFirst Bank	Incorporated by reference to Exhibit 10.2 to Form 8-K filed February 6, 2023
10.14	Extension Letter, dated as of January 21, 2025, by and between SmartFinancial, Inc., as Borrower, and ServisFirst Bank, as Lender	Incorporated by reference to Exhibit 10.1 to Form 8-K filed January 24, 2025
19.1	SmartFinancial, Inc Insider Trading Policy	Filed herewith
21.1	SmartFinancial, Inc. List of Subsidiaries	Filed herewith
23.1	Consent of Forvis Mazars, LLP	Filed herewith
31.1	Certification of Principal Executive Officer	Filed herewith
31.2	Certification of Principal Financial Officer	Filed herewith
32.1	Section 906 certification of Principal Executive Officer	Filed herewith
32.2	Section 906 certification of Principal Financial Officer	Filed herewith
97.1	SmartFinancial, Inc. Incentive Compensation Recovery Policy	Filed herewith
101.INS*	Inline XBRL Instance Document	Filed herewith
101.SCH*	Inline XBRL Taxonomy Extension Schema	Filed herewith
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase	Filed herewith
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase	Filed herewith
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase	Filed herewith
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase	Filed herewith
104	Cover Page Interactive Date File (formatted in Inline XBRL and contained in Exhibit 101)	

†   Schedules and exhibits to which have been omitted pursuant to Items 601(b)(2) of Regulations S-K. SmartFinancial agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission.

*   Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities and Exchange Act of 1934, as amended and otherwise are not subject to liability under those sections.

**   Indicates management contract or compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMARTFINANCIAL, INC.

Date: March 17, 2025   By: /s/ William ("Billy") Y. Carroll, Jr.
William ("Billy") Y. Carroll, Jr.
President and Chief Executive Officer and Director
(Principal Executive Officer)

By: /s/ Ronald J. Gorczynski
Ronald J. Gorczynski
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principle Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William ("Billy") Y. Carroll, Jr. William ("Billy") Y. Carroll, Jr. (Principal Executive Officer)	President and Chief Executive Officer and Director	March 17, 2025
/s/ Ronald J. Gorczynski Ronald J. Gorczynski (Principal Financial Officer and Principal Accounting Officer)	Executive Vice President and Chief Financial Officer	March 17, 2025
/s/ Cathy G. Ackermann Cathy G. Ackermann	Director	March 17, 2025
/s/ Victor L. Barrett Victor L. Barrett	Director	March 17, 2025
/s/ William ("Bill") Y. Carroll, Sr. William ("Bill") Y. Carroll, Sr.	Director	March 17, 2025
/s/ Ted C. Miller Ted C. Miller	Director	March 17, 2025
/s/ David A. Ogle David A. Ogle	Director	March 17, 2025
/s/ Steven B. Tucker Steven B. Tucker	Director	March 17, 2025

/s/ Wesley M. ("Miller") Welborn	Director	March 17, 2025
Wesley M. ("Miller") Welborn		
/s/ Keith E. Whaley	Director	March 17, 2025
Keith E. Whaley		
/s/ Geoffrey A. Wolpert	Director	March 17, 2025
Geoffrey A. Wolpert		